


10011040


SEC MAIL PROCESSING
RECEIVED
MAR 2 5 2010
WASH., D.C.
200
SECTION

Driven by our brands.

Guided by our perspective.

This is why ITW works.

ILLINOIS TOOL WORKS INC. 2009 ANNUAL REPORT

ITW at a Glance

Illinois Tool Works Inc. (NYSE: ITW) is a diversified manufacturing company with nearly 100 years of history delivering specialized expertise, innovative thinking and value-added products to meet critical customer needs in a variety of industries. ITW has approximately 840 decentralized business units in 57 countries that employ approximately 59,000 women and men. These talented individuals, many of whom have specialized engineering or scientific expertise, contribute to our global leadership in innovation. We are proud that our current number of global patents and patent applications exceeds 19,000.

Table of Contents

On the cover: Stamping foil provided by ITW Foils.

Financial Highlights

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2009	2008	2007
YEAR ENDED DECEMBER 31			
OPERATING RESULTS			
Operating revenues	$ 13,877,068	$ 17,100,341	$ 16,110,267
Operating income	1,385,979	2,501,286	2,627,766
Operating income margin	10.0%	14.6%	16.3%
Income from continuing operations	$ 969,490	$ 1,691,093	$ 1,827,691
Operating revenues by segment:			
Transportation	$ 2,070,938	$ 2,347,366	$ 2,214,413
Industrial Packaging	1,895,704	2,618,922	2,414,860
Food Equipment	1,859,277	2,133,186	1,930,281
Power Systems & Electronics	1,614,472	2,356,853	2,245,514
Construction Products	1,529,510	1,990,683	2,064,477
Polymers & Fluids	1,155,838	1,249,653	944,851
Decorative Surfaces	998,191	1,230,995	1,239,190
All Other	2,786,695	3,226,927	3,103,337
PER SHARE OF COMMON STOCK			
Income from continuing operations:			
Basic	$ 1.94	$ 3.26	$ 3.31
Diluted	1.93	3.24	3.29
Cash dividends paid	$ 1.24	$ 1.15	$ 0.91
RETURNS			
Return on average invested capital	10.7%	16.0%	18.0%
Return on average stockholders' equity	11.8	19.9	19.9
LIQUIDITY AND CAPITAL RESOURCES			
Free operating cash flow	$ 1,899,487	$ 1,859,912	$ 2,130,942
Total debt to capitalization	26.2%	32.4%	19.7%

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting.

ITW Business Segments



Transportation

Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service

PERCENT OF TOTAL COMPANY REVENUES

15%

PRIMARY PRODUCTS AND SERVICE

- Metal and plastic components, fasteners and assemblies for automobiles and light trucks
- Fluids and polymers for auto aftermarket maintenance and appearance
- Fillers and putties for auto body repair
- Polyester coatings and patch and repair products for the marine industry
- Truck remanufacturing and related parts and service

MAJOR END MARKETS

Automotive OEM/Tiers: 56%
Automotive Aftermarket: 28%

PRIMARY BRANDS

DaeLim	Filtertek
Deltar	Permatex
Drawform	Shakeproof
Fibre Glass-Evercoat	Wynn's



Industrial Packaging

Steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit

PERCENT OF TOTAL COMPANY REVENUES

14%

PRIMARY PRODUCTS

- Steel and plastic strapping and related tools and equipment
- Plastic stretch film and related equipment
- Paper and plastic products that protect goods in transit
- Metal jacketing and other insulation products

MAJOR END MARKETS

General Industrial: 29%
Primary Metals: 20%
Food & Beverage: 12%
Construction: 10%

PRIMARY BRANDS

Acme	Orgapack
Angleboard	Pabco
Fleetwood	Signode
Mima	Strapex



Food Equipment

Commercial food equipment and related service

PERCENT OF TOTAL COMPANY REVENUES

13%

PRIMARY PRODUCTS AND SERVICE

- Warewashing equipment
- Cooking equipment, including ovens, ranges and broilers
- Refrigeration equipment, including refrigerators, freezers and prep tables
- Food processing equipment, including slicers, mixers and scales
- Kitchen exhaust, ventilation and pollution-control systems
- Food equipment service, maintenance and repair

MAJOR END MARKETS

Food Institutional/Restaurant: 47%
Food Service: 32%
Food Retail: 15%

PRIMARY BRANDS

Avery Berkel	MBM
Bonnet	Peerless
Foster	Thirode
Gaylord	Traulsen
Hobart	Vulcan
Kairak	Wolf


Miller

Power Systems & Electronics

Equipment and consumables associated with specialty power conversion, metallurgy and electronics

PERCENT OF TOTAL COMPANY REVENUES

12%

PRIMARY PRODUCTS

- Arc welding equipment
- Metal arc welding consumables and related accessories
- Metal solder materials for PC board fabrication
- Equipment and services for microelectronics assembly
- Electronic components and component packaging
- Airport ground support equipment

MAJOR END MARKETS

General Industrial: 46%
Electronics: 16%
Construction: 7%

PRIMARY BRANDS

AXA Power	Speedline
Bernard	Tien Tai
Elga	Tregaskiss
Hobart	Trimark
Kester	Vitronics Soltec
Miller	Weldcraft



Construction Products

Tools, fasteners and other products for construction applications

PERCENT OF TOTAL COMPANY REVENUES

11%

PRIMARY PRODUCTS

- Fasteners and related fastening tools for wood and metal applications
- Anchors, fasteners, and related tools for concrete applications
- Metal plate truss components and related equipment and software
- Packaged hardware, fasteners, anchors and other products for retail

MAJOR END MARKETS

- Residential Construction: 47%
- Commercial Construction: 26%
- Renovation Construction: 24%

PRIMARY BRANDS

Alpine, ITW Brands, Buildex, Paslode, Proline, Pryda, Ramset, Red Head, Reid, SPIT, Truswal



Polymers & Fluids

Adhesives, sealants, lubrication and cutting fluids, and hygiene products

PERCENT OF TOTAL COMPANY REVENUES

8%

PRIMARY PRODUCTS

- Adhesives for industrial, construction and consumer purposes
- Chemical fluids that clean or add lubrication to machines
- Epoxy and resin-based coating products for industrial applications
- Hand wipes and cleaners for industrial applications
- Pressure-sensitive adhesives and components for telecommunications, electronics, medical and transportation applications

MAJOR END MARKETS

- General Industrial: 31%
- Construction: 14%
- MRO: 12%
- Automotive Aftermarket: 7%

PRIMARY BRANDS

Densit, Devcon, Dymon, Futura, Krafft, LPS, Novadan, Plexus, ITW Polymer Technologies, Rocol, Schnee-Morehead, Stokvis Tapes, TACC



Decorative Surfaces

Decorative surfacing materials for furniture, office and retail space, countertops, flooring and other applications

PERCENT OF TOTAL COMPANY REVENUES

7%

PRIMARY PRODUCTS

- Decorative high-pressure laminate for furniture, office and retail space, and countertops
- High-pressure laminate flooring
- High-pressure laminate worktops

MAJOR END MARKETS

- Commercial Construction: 55%
- Renovation Construction: 28%
- Residential Construction: 15%

PRIMARY BRANDS

Arborite, Polyrey, Resopal, Wilsonart



All Other

All other operating segments

PERCENT OF TOTAL COMPANY REVENUES

20%

PRIMARY PRODUCTS

- Equipment and related software for testing and measuring of materials and structures
- Plastic reclosable packaging for consumer food storage
- Plastic reclosable bags for storage of clothes and home goods
- Plastic consumables that multi-pack cans and bottles and related equipment
- Plastic and metal fasteners and components for appliances and industrial applications
- Foil, film, and related equipment used to decorate consumer products
- Paint spray and adhesive-dispensing equipment

MAJOR END MARKETS

- General Industrial: 25%
- Food & Beverage: 16%
- Consumer Durables: 14%
- Electronics: 5%

PRIMARY BRANDS

Avery Weigh-Tronix, Buehler, Chemtronics, Devilbiss, Diagraph, Fastex, ITW Foils, Gema, Hi-Cone, Instron, Magnaflux, Minigrip, Ransburg, Space Bag, Texwipe, Zip-Pak

Revenue Diversification

COMPARATIVE REVENUES BY END MARKET



1999
$8.5 BILLION
17% General Industrial
17% Food Institutional/Restaurant/Service
16% Auto OEM/Tiers
15% Commercial Construction
6% Residential Construction
6% Beverage & Food
5% Renovation Construction
4% Consumer Durables
3% Primary Metals
3% Electronics
8% Other
2009
$13.9 BILLION
18% General Industrial
14% Food Institutional/Restaurant/Service
10% Auto OEM/Tiers
10% Commercial Construction
7% Residential Construction
5% Beverage & Food
5% Renovation Construction
5% Auto Aftermarket
4% Electronics
3% Primary Metals
3% Consumer Durables
16% Other

COMPARATIVE REVENUES BY GEOGRAPHY



1999
67% North America
26% Europe, Middle East and Africa
7% Asia Pacific and Other
2009
48% North America
34% Europe, Middle East and Africa
18% Asia Pacific and Other

25-Year Revenue/Operating Income



Revenue (in millions)
Operating Income (in millions)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Note: The prior years' graphs presented above have not been restated for discontinued operations.

The economic climate in 2009 was both volatile and unpredictable. It was a year of unprecedented change and dramatic declines in nearly all of our worldwide end markets. The market uncertainty created an extremely difficult operating environment for our customers and certainly for our business units. And while we saw modest improvements in most markets later in the year, there is still a long road ahead to full recovery.

Despite these very challenging conditions and their impact on our company, ITW maintained focus on the guiding values and principles that have served the Company so well for nearly 100 years. As a result, we made steady improvements in our operating results as the year progressed and, most importantly, we are poised to capitalize on new opportunities ahead as our markets around the world continue improving.

OUR BUSINESSES – THE FREEDOM TO ADAPT

ITW draws its strength and stability from its decentralized operating structure of more than 800 distinct, locally managed businesses and associated brands around the globe, across a wide spectrum of industrial markets. Decentralization is a core attribute of ITW, one that empowers our people around the world, enabling them to act nimbly, seize opportunities, and adapt in response to market conditions.

In 2009, our decentralized structure gave us the ability to restructure our businesses quickly at the local business-unit level. Local management teams led these efforts to "right size" their operations according to their individual customer and market needs.

These restructuring initiatives led to important and necessary cost reductions as our businesses adjusted to the market realities of the economic downturn.

These initiatives were also very painful, as they included a significant reduction in the workforce across our organization. As always, we felt confident that putting these decisions in the hands of our businesses—rather than issuing top-down, prescriptive goals—would be the best approach for minimizing the impact on our people while keeping each business focused on its customer and market needs.

As a result, we incurred $161 million of restructuring expenses during the year, which allowed significant improvement in operating margins as the year progressed and mitigated at least some of the economy's negative effects on the Company.

OUR LEADERSHIP – THE POWER OF PRINCIPLES

But the ability of our individual businesses to adapt to a recessionary economy is only half the story.

We successfully weathered the storm in 2009 because all of our businesses are guided by ITW's focus on 80/20, innovation, and global growth. These core strategies underpin the ITW Toolbox with leadership at all levels in our organization. Using these tools, rigorously and consistently, keeps our businesses focused and ensures that the Company is well positioned as our markets continue to improve.

Our businesses implement the ITW Toolbox in unique ways. In some cases, they employ the 80/20 rule to simplify product offerings or develop stronger partnerships with high-value customers. In others, they utilize our innovative processes to develop products better able to meet customers' needs while raising the bar with better, technology-driven customer service. Innovation is an important component of our success and something our customers have grown to expect. In fact, ITW was awarded over 1200 new U.S. and foreign patents in 2009. We also consistently rank in the top 100 of U.S. patent recipients, a testament to our strong tradition of innovation.

And we cannot overlook how important our global growth has been over the past decade in helping us diversify even more. The strength of our businesses in the geographic regions and end markets that were less impacted by the recession helped offset deeper market declines in the U.S. and in Europe. With businesses in nearly every corner of the world—including higher-growth countries like China and India—our global footprint and the diversity of our business segments continue to serve us well.

In this year's Annual Report, we proudly showcase eight examples that represent ITW's successful integration of local brand solutions and strategy, with long-term commitment to our core strategies of 80/20, innovation, and global growth.

2009 FINANCIAL HIGHLIGHTS

Our full-year 2009 operating revenues of $13.9 billion were 18.8 percent lower than in 2008, reflective of the broad global recession impacting most of our markets. Base revenues fell 18.4 percent for the year, with North American base revenues decreasing 21.6 percent and international base revenues declining 14.9 percent.

While full-year operating margins of 10.0 percent were lower than in 2008, we were encouraged by the solid improvements in our operating margins during the second half of 2009. We have seen steady improvement in revenues in some segments, such as Transportation, since the second quarter, while other later-cycle businesses like Power Systems & Electronics experienced smaller rates of decline towards the end of the year.

This year, in particular, it is worth noting our extremely strong free operating cash flow of $1.9 billion for the full year. This performance stems from steady improvement in operating margins through the year and significant reductions in operating working capital, again underscoring the flexibility and swift response capabilities of our decentralized organization. We are also pleased that ITW's credit ratings remained strong despite a turbulent economy. ITW has long been committed to maintaining a strong balance sheet and financial stability.

MANAGEMENT DEVELOPMENTS

Leadership experience and continuity among corporate management is especially important during a tumultuous economy. ITW's senior management has an average tenure of nearly 20 years, and in 2009 we drew heavily on the experience of our leadership across the organization in guiding our businesses through many challenges. We were faced with much volatility and uncertainty, leading to many difficult decisions. Our people responded extremely well in so many ways, and we deeply appreciate their commitment to our core strategies and to the long term success of our businesses.

In June 2009, our Board of Directors elected Timothy Gardner as Executive Vice President with responsibility for ITW's global consumer packaging businesses as well as the marking, coding and decorating businesses. Tim has proven management and leadership skills from 12 years of sales and general management experience within ITW's consumer packaging businesses.

Our Board of Directors also appointed Randy Scheuneman as Principal Accounting Officer in August 2009 with responsibility for all aspects of accounting and financial reporting. Randy's wide range of financial experience and expertise will serve the Company well. Joining our Board of Directors is David B. Smith Jr., who was elected to the Board in late 2009. David's breadth of prior experience in the public and private sector will also serve ITW well in the coming years.

During the year, we said goodbye to Executive Vice President Russell Flaum, who retired this year after 33 years of service with the Company. We thank Russ for his many contributions over the years and wish him the very best in retirement.

LOOKING AHEAD

The economic challenges in 2009 were unprecedented, and it's difficult to predict the speed and trajectory of the global economic recovery. Certainly business conditions will remain challenging for the coming year as markets continue to recover. But in the nearly 100 years of our history, ITW has worked through recessions in the past and has always emerged even stronger. We are confident that we will do just that again.

As we head into 2010, our focus on our core customers and markets will continue guiding the long-term investments that position ITW for strong and profitable growth ahead. We are proud of the manner in which our people all over the world responded during the challenging environment in 2009, and we thank all the women and men of ITW for their continued dedication in creating a strong future for our customers and our shareholders in 2010 and beyond.



DAVID B. SPEER
Chairman & Chief Executive Officer



THOMAS J. HANSEN
Vice Chairman



E. SCOTT SANTI
Vice Chairman




Q&A with
David Speer

As an organization, what were the lessons learned from the 2009 recession?

The depth and breadth of this economic recession reminds us of the importance of decentralization in ITW's business approach. This past year showed us how critically important our flexible structure—as well as our core business strategies of 80/20, innovation, and global growth—can be during extremely challenging times. There was great uncertainty and volatility in many of our end markets this past year, which meant that we had to make rapid assessments and adjust our business plans accordingly.

With more than 800 businesses worldwide, our local business leaders were able to make on-the-ground assessments of their customers and end markets and adapt quickly. Our decentralized structure allows our people the freedom to develop and implement plans appropriate for their local environment. Of course, significant restructuring programs and related expenses were reviewed at the corporate level, but the critical plans and recommendations were made locally.

Lessons we learned in 2009: decentralization and local decision making are tried and true ITW practices...and they work in all business environments! This remains more important than ever to the Company's continued stability, growth and success.

Can ITW take advantage of growth opportunities in 2010?

In a word, absolutely! As a result of our restructuring efforts and the organization-wide application of our proven operating strategies, the Company continued to generate strong free operating cash flow amid the economic downturn. In 2009, we produced a robust $1.9 billion in free operating cash flow. This free cash will continue to help fuel both important investments in strategic growth initiatives as well as acquisition activity. As market conditions continue improving, we are well positioned for a strong acceleration in both our base revenue growth and our acquisition-related revenues.

We have advantageous product technologies in a variety of discrete end markets related to our early-cycle businesses such as automotive, polymers and fluids, and construction businesses. We believe these businesses and associated end markets are poised to recover more quickly than perhaps others in 2010. The same can be said of many of our businesses in the faster-growing emerging markets as well.

While we remain cautious in 2010 about some of our later-cycle equipment-related businesses and end markets driven more by capital expenditures, we believe these businesses remain fundamentally sound and will perform well when the recovery in their end markets begins to occur.

ITW made fewer acquisitions in 2009 versus prior years. What is the outlook and the ITW plan for acquisitions going forward?

At ITW, we have considerable experience with acquisitions and we apply real discipline to the process, recognizing reasonable valuations are important in achieving appropriate returns for our shareholders over time. We target acquisition opportunities we believe support our long-term growth strategies and fit appropriately in our business portfolio. We found that there were fewer opportunities in 2009 primarily due to the economic impact of the recession that drove a fundamental "price gap" between most buyers and sellers. As a result, in 2009 we closed only 20 deals for combined annualized revenues of $290 million—which is low by ITW standards.

We do anticipate the acquisition environment will improve in 2010 largely because potential acquisitions will see more stability in their business and improvement in their earnings. As acquisition opportunities arise, our decentralized business structure enables local managers to identify and execute the kind of transactions that can help accelerate our growth. And at the corporate office, our senior managers will continue to look at larger acquisition opportunities that may arise in potentially new market spaces in the coming year.

How will ITW continue to approach high-growth emerging markets?

At both the corporate and business unit level, we have a keen understanding and appreciation of the growth potential in emerging markets. Two prime examples: China and India. Both countries have impressive growth prospects over the next five years. Today, China is in our top ten revenue countries, which was not the case four years ago. Likewise, we view India as an important country with vibrant market opportunities and where we have made important investments the past several years. We are well positioned to experience significant growth in both these emerging markets across a variety of businesses.

Expanding our global footprint remains one of ITW's core operating strategies. It's why we have been steadily expanding our international operations and continue looking for business opportunities and partnerships in these markets. In fact, by 2013 we expect our international operations to represent approximately 60 percent of our total company revenues. Notably, the Asia Pacific region is projected to account for nearly 25 percent of total company revenues by 2013. In 2010, we will continue to extend ITW's reach in emerging global markets with compelling growth prospects.

What is being done at ITW to ensure leadership continuity and strength?

At ITW, we recognize that our real strength lies in our people—their dedication, talent, and diverse skills. At the leadership level, this also includes significant experience, a deep knowledge of our key customers and markets, and a dedication to ITW's proven values and principles.

We continue to refine our comprehensive internal leadership development programs and processes to identify and develop talent throughout our global organization. We are providing our future leaders with the training, experience, and mentorship that will empower them to take on new assignments within ITW and power our future growth. These future leaders are committed to ensuring the Company continues delivering the strong results our customers and our shareholders expect.

Despite the highly volatile economic conditions of 2009, ITW remained financially stable—and made steady improvements—as the year progressed. We owe our success to broad geographic and product diversification and to more than 800 decentralized, distinct business units and associated brands. From engineers and service technicians to general managers and executive leadership, our local businesses were able to act quickly, adapt, and seize opportunities.

But as a part of ITW, our businesses were also guided by ITW's proven strategies of 80/20, innovation, and global growth. Throughout an extremely difficult year, ITW remained focused on long-term goals, employing our best tools so that we are poised to take advantage of any type of recovery.

At ITW, we are driven by our brands, and guided by our perspective.

This is why ITW works.

Transportation

BRAND SOLUTIONS

More efficient fuel door components

It began in 2006, when ITW acquired DaeLim, a local Korean auto components company. The acquisition was an ideal way for ITW to establish a relationship with Hyundai—and ultimately offer it a full-service, international auto component network, such as ITW Deltar, to match Hyundai's ambitious global expansion plans.

Today, Deltar, DaeLim and other ITW businesses across the globe are serving Hyundai's business—even replacing some of the company's long-time strategic suppliers. In 2009, ITW Deltar and DaeLim began an initiative aimed at bringing more innovative technology to Hyundai's traditional manufacturing processes. They developed lightweight plastic fuel door components that involve a simplified manufacturing process, requiring less material and labor than the welding and bolts of metal doors. The resulting product was such a good fit for Hyundai, DaeLim was added to its core group of fuel product suppliers—with production planned for the future.

Deltar engineer Bill Purdy views a fuel door component design.

Opening doors worldwide

Through long-term forecasting and other tools, the ITW auto businesses proactively determined which manufacturers will be building factories worldwide—despite current economic conditions. Hyundai, and their affiliate KIA, with its quality small and mid-size economy cars, are appealing to consumers' changing attitudes about transportation. Hyundai is increasing their global presence and building new factories in the United States and Brazil to keep up with new demand for vehicle production.

ITW auto businesses continue to bring cutting-edge design to manufacturers in Europe, North and South America, and Asia. In today's challenging economy, providing innovative products to growing companies like Hyundai is key to expanding and solidifying ITW's global footprint.



DOUG MARCINIAK
Vice President &
General Manager

EDDIE KIM
Key Account Manager

MIKE GLYNN
Vice President &
General Manager


BRAND SOLUTIONS

Cement-based polymers pavement arrives in Russia

When St. Petersburg, Russia announced new port construction for 2009—the Russian team of ITW's performance polymers and fluids was ready.

The group had been collaborating with a sister ITW polymers business in Denmark, Densit ApS, to bring its innovative Densiphalt pavement product to the Russian market. However, port officials were planning to use older, less-effective technology for the new port.

The Danish and Russian groups consulted a Moscow road construction research institute to prepare the products for local markets. Our teams were also able to demonstrate the product's unique value: Densiphalt is a semi-flexible, joint-free topping, which combines the flexibility of asphalt with the excellent weight-bearing capacity of concrete. That makes it ideal for ports, warehouses, distribution centers, and other industrial, high-traffic areas.

In 2009, the port awarded ITW a significant contract that brings this technology to Russia for the first time.

LEADERSHIP PERSPECTIVE


Polymers & Fluids

Global polymers businesses unite—and conquer

Densiphalt is just one example of how collaboration, innovative products, and local expertise have helped ITW achieve and cultivate success in emerging markets. Working with the Danish team and local Russian research experts helped ITW's polymers businesses meet unique local challenges.

With Densiphalt now certified in Russia, the Russian market has opened up to ITW's multiple polymers businesses. The Russian team is pursuing airport construction and other leads as part of several regional sales strategies representing ITW performance polymers.

Densiphalt and other Densit cement-based products are already used all over Europe—and now, Russian businesses will benefit from this advanced technology.

TATIANA KNYAZEVA
Financial Controller ITW PPF Russia

DMITRY YUFIN
General Manager ITW PPF Russia

DMITRY KISELEV
Sales Manager ITW PPF Russia

Building sustainable partnerships

The demand for sustainable business practices has reached a tipping point. Increasingly, retailers, brand managers and consumers are looking to reduce their environmental impact.

As the country's third-largest and fastest growing lunchmeat brand, Land O'Frost is progressive about its environmental profile. With the knowledge that packaging plays a large role in sustainability, the brand decided to rethink its approach. And that's why Land O'Frost partnered with Zip-Pak to develop a more sustainable solution—resealable flexible pouches.

Zip-Pak had recently commissioned independent research to assess the smaller environmental footprint of resealable flexible pouches versus rigid polypropylene tubs. They found that deli meat and breakfast cereal pouches have lower energy consumption, solid waste generation and greenhouse gas emissions than their rigid tub or bag-in-box counterparts.

Land O'Frost implemented the lower-impact ZIP-PAK® DoubleZip™ solution on its pouches, and is able to incorporate Zip-Pak's research when it communicates the sustainability of its deli meat packaging to retail outlets.


ZIP PAK DOUBLE
STAY FRESH
PREM

Zip-Pak resealable pouches have a lower environmental impact than plastic tubs and bag-in-box packaging.



Consumer Packaging

LEADERSHIP PERSPECTIVE

Implementing a sustainable strategy

As organizations scramble to define and substantiate their environmental claims, Zip-Pak has already established itself as a credible, customer-focused partner in the packaging industry.

Following ITW's focus on product and process innovation, Zip-Pak is creating innovative packing solutions that meet the demand for sustainable—but still convenient—food packaging. Zip-Pak is also changing its internal practices to extend this commitment to sustainability beyond product offerings. For example, Zip-Pak has redesigned zipper spools to double capacity and implemented a spool recycling program to prevent unnecessary waste.

Zip-Pak also used ITW's 80/20 tools to simplify its product line and better align the right skills with the right roles to help achieve long-term growth. Through the ITW Toolbox, credible data and strategic consultation, Zip-Pak continues to satisfy customer needs in innovative ways while moving forward with global expansion plans.

KRISTEN HARMS
Team Leader,
Manteno, IL Operations

DARROW GREEN
Zipper Technician II,
Manteno, IL Operations

Spools used to transport zippered pouches were redesigned for double capacity and recyclability.

Anywhere, anytime service

All over the world, fine hotels and restaurants depend on a continuous supply of clean tableware. A 5,000-person convention dinner cannot run out of plates, and hospitals need clean cutlery at all times. Customers expect 100 percent up time from their Hobart warewashers, mixers, and other critical food service equipment. In food service, problems simply can't wait until the next day.

Hobart Germany's field service division—the largest dedicated service organization covering commercial food equipment in Europe —has technicians and call-center staff available 24/7, equipped with GPS and mobile devices for fast, efficient service calls. Additional service products, like water treatment chemicals, help ensure optimal equipment performance. And soon, innovative new docutronic technology will enable real-time monitoring of key operating parameters through communication links embedded in customers' machines, providing an enhanced level of speed and responsiveness to their customers' service needs and maintenance requirements.


Food Equipment


HOBART
SERVICE
HOBART

KLAUS ARMBRUSTER
Owner and Chef,
Hotel Pfeffermühle

BERND SECKINGER
Service Technician

LEADERSHIP PERSPECTIVE

Service as the secret weapon

The ability to elevate service to a competitive advantage comes from a refusal to wait to find out what customers need. Hobart's service group boasts its own in-house marketing experts who maintain close contact with end users in order to determine the service offerings and capabilities that are needed to deliver value to its customers. The business's proactive customer contact and intensive market research yields insights that drive highly profitable innovative service offerings and shape the equipment development that remains at the core of Hobart's business.

A strategic focus on service as a growth platform in combination with Hobart Germany's strategy to drive industry-leading innovation and unrivaled performance in its core product categories have resulted in solid growth. Despite the challenges of the current economic climate, the business is well positioned for continued growth going forward.


InsulFast GT
PULSA TECHNOLOGY
Cyclone
Cyclone

ITW's Australian construction group includes brands like the award-winning Reid RapidBrace, Ramset's Insulfast fastening system, and Cyclone gardening tools.

Construction Products

BRAND SOLUTIONS

The brands that builders trust

Contractors all over Australia are discovering that Ramset's Insulfast GT insulation fastening system—using patented gas technology—is faster, more ergonomic, and safer than existing methods in meeting the rapidly growing market for energy-efficient buildings. They also recognize the benefits of reduced construction time with Reid's patented RapidBrace precast bracing system for early and low strength concrete—as did the Concrete Institute of Australia in its 2009 awards program. And for award-winning garden tools, builders and owners turn to Cyclone, Australia's leading garden tool manufacturer.

The names Cyclone, Zenith, Lane, Pryda, Reid, or Nylex may not sound familiar to North American contractors or retail consumers, but "down under," these are household names that immediately convey home improvement, gardening, and construction quality.

The ITW construction businesses in Australia have steadily acquired these iconic brands—diverse, high-profile companies with long histories and proven product quality. Along with global brands Ramset, Buildex, and Paslode, the award-winning innovations and strong brand equity of these companies has helped ITW develop a strong presence in the Australia and New Zealand construction markets, which have stayed relatively strong despite the downturn in the global economy.

Building stronger businesses

The flexibility and innovation of the ITW construction businesses in Australia is found in more than just its products. ITW's decentralized structure allowed leadership to give management teams at each of its companies a significant amount of control over their businesses. And that's an important strategy for our local people who feel a strong sense of ownership toward these brands and dedication to innovative, quality work.

But each business has also received a helping hand from the ITW Toolbox. For example, tools like 80/20 have enabled some of these construction businesses to simplify product lines by identifying, in an extensive 12,000-product catalog, that only 750 or so bring in 80 percent of its revenues. By removing complexity from its acquired businesses—but retaining quality, innovation, and customer satisfaction—ITW has solidified its presence as a top supplier in the Australian construction market.



JACQUIE ANDREWS
Category Manager, Cyclone

DAVID McCULLOUGH
Product Manager – Powder Actuated/Gas, Ramset Australia

MICHAEL DAVIES
Group Vice President, Construction Products ANZ

BILL SAYEGH
Product Manager – Connections, Reid Australia

BRAND SOLUTIONS

A partner for sustainable packaging solutions

As one of the oldest and largest ITW businesses in India, Signode is uniquely positioned to serve India's Tata Steel Limited. Tata Steel has over 100 years of steel making experience and is among the top ten steel producers in the world. They also have a strong presence in European and fast-growing Asian markets, with manufacturing units in 26 countries. To maintain its record of the industry's lowest production costs, Tata Steel consistently turns to Signode for cost-effective packaging solutions that ensure "as manufactured" delivery of their products.

Signode stations its employees in Tata's facility to garner direct, real-time insights into the steel company's packaging needs and overall strategic goals. The Signode team not only provides packaging services, they maintain Signode packaging equipment and collaborate on process improvement efforts.

Together, Signode India and Tata Steel continuously look for ways to strengthen their partnership. Signode has developed innovative packaging technology, such as the first CoilMaster coil wrapping equipment, to help Tata Steel enter segments requiring "clean and dry" steel. They're also working on sustainability initiatives, simplified processes, and expansion into supply chain tracking and tracing.

Industrial Packaging

UTTAM BHURA
Regional Manager – Key Accounts, Signode India

N. RAJESH
Chief – Cold Rolling Mill, Tata Steel, India


ITW
CRM
COMPLEX

LEADERSHIP PERSPECTIVE

A partner for long-term, global growth

The partnership between Signode and Tata Steel illustrates ITW's proven, long-term 80/20 strategy: 80 percent of a business should be derived from 20 percent of its best customers and products. Signode's Key Account Management Process has been critical in securing and growing the partnership with its largest and best account in India, Tata Steel.

The partnership delivers local business growth while paving the way for global opportunities. In addition, the close partnership has provided Signode India with an invaluable opportunity to learn and implement best practices for its own operations. The relationship between the two businesses is also creating other avenues for long-term success by opening up opportunities for other ITW business units.



New wood grain laminates give Wilsonart a competitive edge in the decorative surfaces market.

BRAND SOLUTIONS

Strong, smart and stylish

Businesses, as well as individual consumers, seek high-performance decorative surfaces—those that endure while keeping their good looks. Demand for sleek, smart design, like the high-pressure laminate technology developed by Wilsonart more than fifty years ago, is especially strong in the commercial construction and furniture markets.

Wilsonart Thailand leads this competitive, high-end segment by quickly moving innovative new products into Asian and other markets. New wood grain patterns and a digital art laminate collection meet highly specific interior design needs. These new offerings are backed by Wilsonart's outstanding customer service, which helps maintain long-lasting relationships with designers, contractors and distributors—the critical links to big-brand end users such as McDonalds, KFC and Citibank.


LEADERSHIP PERSPECTIVE

A smart strategy for Asian growth

International business units like Wilsonart have helped ITW generate revenue and operating income despite today's lackluster economy. After all, not all nations have been affected equally. Many countries in the Asia-Pacific region, including Vietnam, Indonesia, and the Philippines, have not been hit as hard by the downturn. This makes Wilsonart's Thailand business a perfect fit for gaining access to these markets—and a powerful example of how ITW's global strategies can yield consistent growth despite economic conditions.

What's more, Wilsonart Thailand's application of 80/20 has helped the business achieve a strong presence in the decorative surfaces market. The vast majority of Wilsonart's sales can be attributed to a group of its major distributors, with the remaining sales coming from a strong group of furniture customers.

Decorative Surfaces

KANNIKA SIBUNRUANG
General Manager



Power Systems & Electronics

BRAND SOLUTIONS

Putting all of the parts together

In an economic downturn, it's unusual to find companies with the foresight to make large investments in their own businesses. But at Kester Semiconductor Materials, a global electronics company in ITW's Power Systems & Electronics segment, a recent decision to invest in quality, innovation and new internal processes is helping solidify relationships with its best customers.

For 110 years, Kester has been supplying award-winning alloys, fluxes, interfaces and other materials that are critical in the manufacture of electronic components used in a wide variety of consumer and industrial products. Throughout much of its history, Kester relied primarily on a "one-size-fits-all" approach to serving its customers. But after Kester was acquired by ITW, a team was formed to understand and serve the unique needs of the semiconductor materials end market.

The Kester Semiconductor team identified gaps in quality, improved manufacturing facilities, and focused on technological innovation—even placing engineers on-site at the operations of key semiconductor customers to understand their needs first-hand, from the factory floor.

GRANT STANOJEV
Controller

CARMELLE GIBLIN
Vice President &
General Manager

ROB DEBLIECK
Global Operations Manager

BRIAN DERAM
Technology & Marketing Manager

FILIPINAS MARCIAL-HATFIELD
Director of Quality

Playing a part in global growth

Companies like Kester illustrate how, regardless of economic conditions, ITW's principles of 80/20, innovation, and global growth can lead to long-term growth and profitability.

By following these principles and investing in its core capabilities, Kester's manufacturing processes and research and development facilities around the world were reengineered; the business can deliver consistent quality and innovation wherever its customers are located. In addition, by dedicating a team of people to the semiconductor materials market, Kester was able to identify key needs and respond quickly with innovative solutions.

As a result of these efforts, Kester is well positioned to take full advantage of global growth opportunities in the semiconductor materials end market in 2010 and beyond.



ITW Corporate Management

Experience has always been one of the keys to our success. Our management team is well schooled in the ITW way, and is comprised of experts in their fields of business. We have decades of experience on which to draw—ITW's management team shares an average tenure of almost 20 years of company service.



PHIL GRESH
STEVE MARTINDALE
MARK CROLL
JANE WARNER
RON KROPP



CRAIG HINDMAN
ROBERT BRUNNER
LEI SCHLITZ
SCOTT SANTI
AL SUTHERLAND



DAVID PARRY
SHARON BRADY
TOM HANSEN
ROLAND MARTEL
JAMES WOOTEN



TIM GARDNER
JUAN VALLS
DAVID SPEER
JOHN BROOKLIER

Corporate Executives & Directors

CORPORATE EXECUTIVES

DAVID B. SPEER
Chairman & Chief Executive Officer
31 Years of Service

THOMAS J. HANSEN
Vice Chairman
29 Years of Service

E. SCOTT SANTI
Vice Chairman
27 Years of Service

ROBERT E. BRUNNER
Executive Vice President
29 Years of Service

TIMOTHY J. GARDNER
Executive Vice President
12 Years of Service

PHILIP M. GRESH, JR.
Executive Vice President
20 Years of Service

CRAIG A. HINDMAN
Executive Vice President
33 Years of Service

ROLAND M. MARTEL
Executive Vice President
16 Years of Service

STEVEN L. MARTINDALE
Executive Vice President
7 Years of Service

DAVID C. PARRY
Executive Vice President
15 Years of Service

JUAN VALLS
Executive Vice President
20 Years of Service

JANE L. WARNER
Executive Vice President
4 Years of Service

SHARON M. BRADY
Senior Vice President, Human Resources
4 Years of Service

RONALD D. KROPP
Senior Vice President &
Chief Financial Officer
16 Years of Service

ALLAN C. SUTHERLAND
Senior Vice President, Taxes & Investments
16 Years of Service

JAMES H. WOOTEN, JR.
Senior Vice President, General Counsel
& Secretary
22 Years of Service

JOHN L. BROOKLIER
Vice President, Investor Relations
18 Years of Service

MARK W. CROLL
Vice President, Intellectual Property
16 Years of Service

DR. LEI Z. SCHLITZ
Vice President, Research & Development
2 Years of Service

DIRECTORS

WILLIAM F. ALDINGER
Retired Chairman and
Chief Executive Officer
Capmark Financial Group Inc.
Director since 1998

MARVIN D. BRAILSFORD
Retired Vice President
Kaiser-Hill Company LLC
Director since 1996

SUSAN CROWN
Vice President
Henry Crown and Company
Director since 1994

DON H. DAVIS, JR.
Retired Chairman of the Board
Rockwell Automation Inc.
Director since 2000

ROBERT C. McCORMACK
Advisory Director
Trident Capital, Inc.
Director since 1993, previously 1978–1987

ROBERT S. MORRISON
Retired Vice Chairman
PepsiCo, Inc.
Director since 2003

JIM SKINNER
Vice Chairman and Chief Executive Officer
McDonald's Corporation
Director since 2005

DAVID B. SMITH, JR.
Executive Vice President for
Policy & Legal Affairs and General Counsel
Mutual Fund Directors Forum
Director since 2009

HAROLD B. SMITH
Retired Officer
Illinois Tool Works Inc.
Director since 1968

DAVID B. SPEER
Chairman & Chief Executive Officer
Illinois Tool Works Inc.
Director since 2005

PAMELA B. STROBEL
Retired Executive Vice President
and Chief Administrative Officer
Exelon Corporation
Director since 2008

Eleven-Year Financial Summary

DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS		2009	2008	2007
Income:				
Operating revenues	$	13,877,068	17,100,341	16,110,267
Operating income	$	1,385,979	2,501,286	2,627,766
Income from continuing operations before income taxes	$	1,213,790	2,351,538	2,583,940
Income taxes	$	244,300	660,445	756,249
Income from continuing operations	$	969,490	1,691,093	1,827,691
Income (loss) from discontinued operations (net of tax)	$	(22,481)	(172,090)	42,171
Cumulative effect of changes in accounting principles (net of tax)	$	-	-	-
Net income	$	947,009	1,519,003	1,869,862
Net income per common share - assuming dilution:				
Income from continuing operations	$	1.93	3.24	3.29
Income (loss) from discontinued operations	$	(0.04)	(0.33)	0.08
Cumulative effect of changes in accounting principle	$	-	-	-
Net income	$	1.89	2.91	3.36
Financial Position:				
Net working capital	$	2,838,957	928,886	3,205,370
Net plant and equipment	$	2,136,527	2,109,432	2,194,010
Total assets	$	16,081,984	15,203,551	15,525,862
Long-term debt	$	2,914,874	1,247,883	1,888,839
Total debt	$	3,128,555	3,681,856	2,299,351
Total Invested capital	$	10,627,659	10,613,997	10,830,058
Stockholders' equity	$	8,817,876	7,675,091	9,358,231
Cash Flow:				
Free operating cash flow	$	1,899,487	1,859,912	2,130,942
Cash dividends paid	$	619,681	598,690	502,430
Dividends paid per share (excluding Premark)	$	1.240	1.150	0.910
Dividends declared per share (excluding Premark)	$	1.240	1.180	0.980
Plant and equipment additions	$	247,102	362,312	353,355
Depreciation	$	366,127	367,615	363,701
Amortization and impairment of goodwill and other intangible assets	$	308,798	324,292	161,043
Financial Ratios:				
Operating income margin	%	10.0	14.6	16.3
Return on average stockholders' equity	%	11.8	19.9	19.9
Return on average invested capital	%	10.7	16.0	18.0
Book value per share	$	17.55	15.38	17.65
Total debt to total capitalization	%	26.2	32.4	19.7
Other Data:				
Market price per share at year-end	$	47.99	35.05	53.54
Shares outstanding at December 31		502,336	499,115	530,097
Weighted average shares outstanding		500,177	518,609	551,549
Research and development expenses	$	198,536	212,658	197,595
Employees at December 31		59,000	65,000	60,000
Number of business units		840	895	825
Number of acquisitions		20	50	52
Cash paid for acquisitions	$	281,674	1,546,982	812,757

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting.

DIVIDENDS DECLARED PER SHARE (IN DOLLARS)


$1.40
1.20
1.00
0.8
0.6
0.4
0.2
0
99 00 01 02 03 04 05 06 07 08 09

MARKET PRICE AT YEAR-END (IN DOLLARS)


$60
50
40
30
20
10
0
99 00 01 02 03 04 05 06 07 08 09

OPERATING INCOME MARGIN (IN PERCENT)


20%
15
10
5
0
99 00 01 02 03 04 05 06 07 08 09

INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE (IN DOLLARS)


$4
3
2
1
0
99 00 01 02 03 04 05 06 07 08 09

2006	2005	2004	2003	2002	2001	2000	1999
13,788,346	12,540,360	11,336,102	9,662,593	9,063,231	8,911,243	9,153,777	8,538,366
2,385,391	2,115,230	1,905,517	1,493,323	1,379,970	1,187,687	1,454,594	1,276,487
2,390,975	2,156,241	1,980,239	1,556,093	1,407,003	1,196,687	1,460,081	1,318,957
710,424	675,806	650,101	529,697	493,042	416,688	513,736	497,193
1,680,551	1,480,435	1,330,138	1,026,396	913,961	779,999	946,345	821,764
37,195	14,434	8,556	(2,716)	20,522	25,660	11,635	19,348
-	-	-	-	(221,891)	-	-	-
1,717,746	1,494,869	1,338,694	1,023,680	712,592	805,659	957,980	841,112
2.95	2.57	2.18	1.66	1.48	1.27	1.55	1.35
0.07	0.03	0.01	(0.00)	0.03	0.04	0.02	0.03
-	-	-	-	(0.36)	-	-	-
3.01	2.60	2.20	1.66	1.16	1.32	1.57	1.38
2,569,821	2,110,874	2,471,227	3,294,299	2,276,401	1,587,332	1,511,451	1,227,570
2,053,457	1,807,109	1,876,875	1,728,638	1,631,249	1,633,690	1,629,883	1,529,455
13,880,439	11,445,643	11,351,934	11,193,321	10,623,101	9,822,349	9,514,847	8,978,329
955,610	958,321	921,098	920,360	1,460,381	1,267,141	1,549,038	1,360,746
1,418,331	1,211,220	1,124,621	976,454	1,581,985	1,580,588	1,974,827	1,914,401
9,849,356	8,392,897	8,089,817	7,190,735	7,183,372	7,354,877	7,254,860	6,528,524
9,021,232	7,552,094	7,632,586	7,898,764	6,659,074	6,056,513	5,431,328	4,847,076
1,765,022	1,558,441	1,254,237	1,110,429	1,017,332	1,094,464	809,617	701,386
398,846	335,092	304,581	285,399	272,319	249,141	223,009	183,587
0.705	0.585	0.500	0.465	0.445	0.410	0.370	0.315
0.750	0.610	0.520	0.470	0.450	0.420	0.380	0.330
301,006	293,102	282,560	258,312	271,424	256,562	305,954	317,069
319,362	299,232	294,162	282,277	277,819	281,723	272,660	250,119
124,544	83,842	59,121	24,276	27,933	104,585	118,905	71,540
17.3	16.9	16.8	15.5	15.2	13.3	15.9	15.0
20.3	19.5	17.1	14.1	14.4	13.6	18.4	18.0
18.3	17.6	16.8	13.7	12.3	10.6	13.7	12.9
16.15	13.45	13.06	12.80	10.86	9.93	8.98	8.06
13.6	13.8	12.8	11.0	19.2	20.7	26.7	28.3
46.19	44.00	46.34	41.96	32.43	33.86	29.78	33.78
558,750	561,627	584,457	617,273	613,166	609,853	604,897	601,137
565,632	571,058	604,752	614,138	612,313	608,224	603,147	600,316
145,438	126,305	121,655	104,967	99,061	100,311	104,785	103,597
55,000	50,000	49,000	47,500	48,700	52,000	55,300	52,800
750	700	650	622	603	614	592	488
53	22	24	28	21	29	45	32
1,378,708	626,922	587,783	203,726	188,234	556,199	798,838	805,664

RETURN ON AVERAGE STOCKHOLDERS' EQUITY (IN PERCENT)


25%
20
15
10
5
0
99 00 01 02 03 04 05 06 07 08 09

RETURN ON AVERAGE INVESTED CAPITAL (IN PERCENT)


20%
15
10
5
0
99 00 01 02 03 04 05 06 07 08 09

FREE OPERATING CASH FLOW (IN MILLIONS OF DOLLARS)


$2500
2000
1500
1000
500
0
99 00 01 02 03 04 05 06 07 08 09

TOTAL DEBT TO TOTAL CAPITALIZATION (IN PERCENT)


35%
30
25
20
15
10
5
0
99 00 01 02 03 04 05 06 07 08 09

Corporate Information

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services LLC
250 Royall Street
Canton, MA 02021

AUDITORS
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606

COMMON STOCK
ITW common stock is listed on the New York Stock Exchange
Symbol—ITW

ANNUAL MEETING
Friday, May 7, 2010, 3:00 p.m.
The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603

STOCK AND DIVIDEND ACTION
The Company's dividend guideline provides for the dividend payout rate to be in a range of 25 to 35 percent of the Company's trailing two years' average income from continuing operations. Effective with the October 14, 2008 payment, the quarterly cash dividend on ITW common stock was increased to 31 cents per share. This dividend represents an estimated payout of 35 percent of the trailing two years' average income from continuing operations. ITW's annual dividend payment has increased 46 consecutive years, except during a period of government controls in 1971.

DIVIDEND REINVESTMENT PLAN
The ITW Common Stock Dividend Reinvestment Plan enables registered shareholders to reinvest the ITW dividends they receive in additional shares of common stock of the Company at no additional cost. Participation in the plan is voluntary, and shareholders may join or withdraw at any time. The plan also allows for additional voluntary cash investments in any amount from $100 to $10,000 per month. For a brochure and full details of the program, please direct inquiries to:

COMPUTERSHARE TRUST COMPANY
Dividend Reinvestment Service
250 Royall Street
Canton, MA 02021
888.829.7424

SHAREHOLDER INFORMATION
Questions regarding stock ownership, dividend payments or change of address should be directed to the Company's transfer agent, Computershare Investor Services LLC.

For additional assistance regarding stock holdings, please contact:
Kathleen Nuzzi
Shareholder Relations
847.657.4929

Security analysts and investment professionals should contact:
John L. Brooklier
Vice President of Investor Relations
847.657.4104

MEDIA INQUIRES
Please contact:
Alison Donnelly
Corporate Communications Manager
847.657.4565

CORPORATE GOVERNANCE
On June 8, 2009, the Company's Chairman & Chief Executive Officer certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards. The Company has provided certifications by the Chairman & Chief Executive Officer and the Senior Vice President & Chief Financial Officer regarding the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 in its 2009 Annual Report on Form 10-K.

TRADEMARKS
Certain trademarks in this publication are owned or licensed by Illinois Tool Works Inc. or its wholly owned subsidiaries.

HI-CONE RECYCLING
ITW Hi-Cone, manufacturer of recyclable multi-pack ring carriers, offers assistance to schools, offices and communities interested in establishing carrier collection programs.

For more information, please contact:

ITW HI-CONE
1140 West Bryn Mawr Avenue
Itasca, IL 60143
630.438.5300
www.hi-cone.com

Outside the United States, contact:

ITW HI-CONE (ITW LIMITED)
Abbey House
1650 Arlington Business Park
Theale
RG7 4SA Berkshire, United Kingdom
44.1189.298082

ITW HI-CONE (ITW ESPAÑA)
Polg. Ind. Congost P-5, Naves 7-8-9,
08530 La Garriga, Barcelona, Spain
34.93.860.5020

SIGNODE PLASTIC STRAP RECYCLING AND PET BOTTLE COLLECTION PROGRAMS
Some of Signode's plastic strapping is made from post-consumer strapping and PET beverage bottles. The Company has collection programs for both these materials. For more information about post-consumer strapping recycling and post-consumer PET bottles (large volume only), please contact:

ITW SIGNODE
7080 Industrial Road
Florence, KY 41042
859.342.6400

INTERNET HOME PAGE
www.itw.com

DESIGN
Smith Design Co.
Evanston, Illinois

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number 1-4797

ILLINOIS TOOL WORKS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**36-1258310**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3600 W. Lake Avenue, Glenview, Illinois	**60026-1215**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(847) 724-7500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X Accelerated filer ___

Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2009 was approximately $15,100,000,000, based on the New York Stock Exchange closing sales price as of June 30, 2009.

Shares of Common Stock outstanding at January 31, 2010: 502,408,086.

Documents Incorporated by Reference

2010 Proxy Statement for Annual Meeting of Stockholders to be held on May 7, 2010 . . . . Part III

PART I

ITEM 1. *Business*

General

Illinois Tool Works Inc. (the "Company" or "ITW") was founded in 1912 and incorporated in 1915. The Company is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 840 operations in 57 countries. These 840 businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following eight external reportable segments:

Transportation: Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products and services include:

- metal and plastic components, fasteners and assemblies for automobiles and light trucks;
- fluids and polymers for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair;
- polyester coatings and patch and repair products for the marine industry; and
- truck remanufacturing and related parts and service.

Industrial Packaging: Businesses in this segment produce steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

Food Equipment: Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products and services include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales;
- kitchen exhaust, ventilation and pollution control systems; and
- food equipment service, maintenance and repair.

Power Systems & Electronics: Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging; and
- airport ground support equipment.

Construction Products: Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood and metal applications;

- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

Polymers & Fluids: Businesses in this segment produce adhesives, sealants, lubrication and cutting fluid, and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids that clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications;
- hand wipes and cleaners for industrial applications; and
- pressure-sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.

Decorative Surfaces: Businesses in this segment produce decorative surfacing materials for furniture, office and retail space, countertops, flooring and other applications.

In the Decorative Surfaces segment, products include:

- decorative high-pressure laminate for furniture, office and retail space, and countertops;
- high-pressure laminate flooring; and
- high-pressure laminate worktops.

All Other: This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials and structures;
- plastic reclosable packaging for consumer food storage;
- plastic reclosable bags for storage of clothes and home goods;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- swabs, wipes and mats for clean room usage;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables;
- paint spray and adhesive dispensing equipment;
- static and contamination control equipment; and
- line integration, conveyor systems and line automation for the food and beverage industries.

80/20 Business Process

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's 840 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

Discontinued Operations

In August 2008, the Company's Board of Directors authorized the divestiture of the Click Commerce industrial software business which was previously reported in the All Other segment. In the second quarter of 2009, the Company completed the sale of the Click Commerce business.

In 2006, the Company divested a construction business. In 2007, the Company divested an automotive machinery business and a consumer packaging business. In the fourth quarter of 2007, the Company classified an automotive components business and a second consumer packaging business as held for sale. The second consumer packaging business was sold in 2008. The Company completed the divestiture of the automotive components business in 2009.

Additionally, in August 2008, the Company's Board of Directors authorized the divestiture of the Decorative Surfaces segment which was subsequently classified as a discontinued operation. In May 2009, the Company's Board of Directors rescinded its earlier resolution to divest the Decorative Surfaces segment and, accordingly, all periods presented have been restated to present the Decorative Surfaces segment as a continuing operation.

Current Year Developments

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Information about Segments and Markets

Segment and operating results of the segments are included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Segment Information note in Item 8. Financial Statements and Supplementary Data.

The principal end markets served by the Company's eight segments by percentage of revenue are as follows:

End Markets Served	Transportation	Industrial Packaging	Food Equipment	Power Systems & Electronics	Construction Products	Polymers & Fluids	Decorative Surfaces	All Other	Total Company
Commercial Construction	1%	8%	—%	6%	26%	11%	55%	1%	10%
Residential Construction	—	2	—	1	47	2	15	—	7
Renovation Construction	—	—	—	—	24	1	28	—	5
General Industrial	3	29	1	46	1	31	1	25	18
Automotive OEM/Tiers	56	—	—	2	—	4	—	4	10
Automotive Aftermarket	28	—	—	1	—	7	—	1	5
Food Institutional/Restaurant	—	—	47	—	—	1	—	—	6
Food Service	—	—	32	—	—	2	—	2	5
Food Retail	—	1	15	—	—	—	—	3	3
Consumer Durables	1	2	—	1	—	3	—	14	3
Food & Beverage	—	12	1	—	—	3	—	16	5
Electronics	—	1	—	16	—	5	—	5	4
Primary Metals	—	20	—	1	1	2	—	1	3
Other	11	25	4	26	1	28	1	28	16
	100%	100%	100%	100%	100%	100%	100%	100%	100%

The Company's businesses primarily distribute their products directly to industrial manufacturers and through independent distributors.

Backlog

Backlog generally is not considered a significant factor in the Company's businesses as relatively short delivery periods and rapid inventory turnover are characteristic of most of its products. Backlog by segment as of December 31, 2009 and 2008 is summarized as follows:

In Thousands	2009	2008
Transportation	$ 231,000	$ 237,000
Industrial Packaging	123,000	158,000
Food Equipment	179,000	220,000
Power Systems & Electronics	129,000	124,000
Construction Products	24,000	32,000
Polymers & Fluids	73,000	81,000
Decorative Surfaces	19,000	28,000
All Other	341,000	351,000
Total	$1,119,000	$1,231,000

Backlog orders scheduled for shipment beyond calendar year 2010 were not material as of December 31, 2009.

The information set forth below is applicable to all industry segments of the Company unless otherwise noted:

Competition

With approximately 840 business units operating in 57 countries, the Company has a wide diversity of products in a myriad of markets, many of which are fragmented, and we encounter a wide variety of competitors that vary by product line, end market and geographic area. Our competitors include many regional or specialized companies, as well as large U.S. and non-U.S. companies or divisions of large companies. Each of our segments generally has several main competitors and numerous smaller ones in most of their end markets and geographic areas. In addition, our Decorative Surfaces and Power Systems & Electronics segments each has one global competitor and numerous smaller regional competitors.

In virtually all segments, we compete on the basis of product innovation, product quality, brand preference, delivery service and price. Technical capability is also a competitive factor in most of our segments. We believe that for each of our segments, our primary competitive advantages derive from our decentralized operating structure, which creates a strong focus on end markets and customers at the local level, enabling our businesses to respond rapidly to market dynamics. This structure enables our business units to drive operational excellence utilizing our 80/20 business process and leverages our product innovation capabilities. We also believe that our global footprint is a competitive advantage in many of our markets, especially in our Transportation and Decorative Surfaces segments.

Raw Materials

The Company uses raw materials of various types, primarily steel, resins, chemicals and paper, that are available from numerous commercial sources. The availability of materials and energy has not resulted in any significant business interruptions or other major problems, and no such problems are currently anticipated.

Research and Development

The Company's growth has resulted from developing new and improved products, broadening the application of established products, continuing efforts to improve and develop new methods, processes and equipment, and from acquisitions. Many new products are designed to reduce customers' costs by eliminating steps in their manufacturing processes, reducing the number of parts in an assembly, or by improving the quality of customers' assembled products. Typically, the development of such products is accomplished by working closely with customers on specific applications. Research and development expenses were $198,536,000 in 2009, $212,658,000 in 2008 and $197,595,000 in 2007.

The Company owns approximately 3,800 unexpired United States patents covering articles, methods and machines. Many counterparts of these patents have also been obtained in various foreign countries. In addition, the Company has approximately 1,700 applications for patents pending in the United States Patent Office, but there is no assurance that any patent will be issued. The Company maintains an active patent department for the administration of patents and processing of patent applications.

The Company believes that many of its patents are valuable and important. Nevertheless, the Company credits its leadership in the markets it serves to engineering capability; manufacturing techniques; skills and efficiency; marketing and sales promotion; and service and delivery of quality products to its customers. The expiration of any one of the Company's patents would not have a material effect on the Company's results of operations or financial position.

Trademarks

Many of the Company's products are sold under various owned or licensed trademarks, which are important to the Company. Among the most significant are: ITW, Acme, Alpine, Anaerobicos, Angleboard, Apex, Arborite, Ark-Les, Avery Berkel, Avery Weigh-Tronix, Bernard, Betaprint, Binks, Buehler, Buildex, Bycotest, Chemtronics, Covid, Cullen, Deltar, Densit, Devcon, DeVilbiss, Dymon, Dynatec, Dynatruss, Electrocal, Euromere, Evercoat, E-Z Anchor, Fastex, Filtertek, Foilmark, Forte, Foster, Franklynn, Futura Coatings, Gamko, Gema, GSE, Gymcol, Hartness, Hi-Cone, Hobart, Instron, Intellibuild, Keps, Kester, Krafft, Lachenmeier, Lebo, Loma, LPS, Luvex, Magna, Magnaflux, Meyercord, Miller, Mima, Minigrip, Nexus, NorDen, Nylex, Orbitalum, Orgapack, Pacific Polymers, Paktron, Paslode, Peerless, Permatex, Plexus, Polymark, Polyrey, Pro/Mark, Pryda, QMI, QSA, Quipp, Racor, Ramset, Ransburg, Red Head, Resopal, Reyflex, Riderite, Rippey, Rockwell, Rocol, Sentinel, Shakeproof, Shore, Signode, Simco, Solplas, Sonotech, Space Bag, Spectrum, Speedline, Spiroid, SPIT, Spray Nine, Stero, Stokvis, Strapex, Tapcon, Teks, Tempil, Tenax, Texwipe, Traulsen, Tregaskiss, Truswal Systems, Trymer, Valeron, Versachem, Vitronics Soltec, Vulcan, Wachs, WERCS, Wilsonart, Wynn's and Zip-Pak.

Environmental

The Company believes that its plants and equipment are in substantial compliance with all applicable environmental regulations. Additional measures to maintain compliance are not expected to materially affect the Company's capital expenditures, competitive position, financial position or results of operations.

Various legislative and administrative regulations concerning environmental issues have become effective or are under consideration in many parts of the world relating to manufacturing processes and the sale or use of certain products. To date, such developments have not had a substantial adverse impact on the Company's revenues or earnings. The Company has made considerable efforts to develop and sell environmentally compatible products.

Employees

The Company employed approximately 59,000 persons as of December 31, 2009 and considers its employee relations to be excellent.

International

The Company's international operations include subsidiaries and joint ventures in 56 foreign countries on six continents. These operations serve such end markets as construction, general industrial, automotive, food institutional/restaurant and service, food and beverage, electronics, consumer durables, primary metals, and others on a worldwide basis. The Company's revenues from sales to customers outside the United States were approximately 57% of revenues in 2009, 58% of revenues in 2008 and 55% of revenues in 2007.

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Segment Information note in Item 8. Financial Statements and Supplementary Data for additional information on international activities. International operations are subject to certain risks inherent in conducting business in foreign countries, including price controls, exchange controls, limitations on participation in local enterprises, nationalization, expropriation and other governmental action, and changes in currency exchange rates. Additional risks of our international operations are described under "Item 1A. Risk Factors."

Executive Officers

Executive Officers of the Company as of February 26, 2010 were as follows:

Name	Office	Age
Sharon M. Brady	Senior Vice President, Human Resources	59
Robert E. Brunner	Executive Vice President	52
Timothy J. Gardner	Executive Vice President	54
Philip M. Gresh, Jr.	Executive Vice President	61
Thomas J. Hansen	Vice Chairman	61
Craig A. Hindman	Executive Vice President	55
Ronald D. Kropp	Senior Vice President & Chief Financial Officer	44
Roland M. Martel	Executive Vice President	55
Steven L. Martindale	Executive Vice President	53
David C. Parry	Executive Vice President	56
E. Scott Santi	Vice Chairman	48
Randall J. Scheuneman	Vice President & Chief Accounting Officer	42
David B. Speer	Chairman & Chief Executive Officer	58
Allan C. Sutherland	Senior Vice President, Taxes & Investments	46
Juan Valls	Executive Vice President	48
Jane L. Warner	Executive Vice President	63
James H. Wooten, Jr.	Senior Vice President, General Counsel & Corporate Secretary	61

The executive officers of the Company serve at the pleasure of the Board of Directors. Except for Mses. Brady and Warner and Messrs. Brunner, Gardner, Kropp, Martel, Martindale, Parry, Scheuneman, Valls and Wooten, each of the foregoing officers has been employed by the Company in various elected executive capacities for more than five years. Ms. Brady was elected Senior Vice President of Human Resources in 2006. From 1998 to 2006, she was Vice President and Chief Human Resource Officer of Snap-On Inc. Ms. Warner was elected Executive Vice President in 2007. Prior to joining the Company in 2005 as President of worldwide finishing, she was President of Plexus Systems and a Vice President of EDS. Mr. Brunner was elected Executive Vice President in 2006. He joined the Company in 1980 and has held various management positions with the automotive fasteners businesses. Mr. Gardner was elected Executive Vice President in 2009. He joined the Company in 1997 and has held various sales and management positions in the consumer packaging businesses. Most recently, he served as Group President of the consumer packaging businesses. Mr. Kropp was elected Senior Vice President & Chief Financial Officer in 2006. He joined the Company in 1993. He has held various financial management positions and was appointed as Vice President and Controller, Financial Reporting in 2002 and was designated Principal Accounting Officer from 2005 to 2009. Mr. Martel was elected Executive Vice President in 2006. He joined the Company in 1994 and has held various management positions in the automotive and metal components businesses. Mr. Martindale was elected Executive Vice President in 2008. Prior to joining the Company in 2005 as President of test and measurement, he was Chief Financial Officer and Chief Operating Officer of Instron. Mr. Parry was elected Executive Vice President in 2006. He joined the Company in 1994 and has held various management positions in the performance polymers businesses. Mr. Scheuneman was appointed Vice President and Chief Accounting Officer in 2009. Prior to joining the Company in 2009, he held several financial leadership positions at W.W. Grainger, Inc., including Vice President, Finance, for the Lab Safety Supply business from 2006 to 2009, and Vice President, Internal Audit, from 2002 to 2006. He was appointed Principal Accounting Officer in 2009. Mr. Valls was elected Executive Vice President in 2007. Prior to this, he was Vice President and General Manager of ITW Delfast International. He joined the Company in 1989 and has held various management positions in the European automotive businesses. Mr. Wooten was elected Senior Vice President, General Counsel & Corporate Secretary in 2006. He joined the Company in 1988 and has held positions of increasing responsibility in the legal department.

Available Information

The Company electronically files reports with the Securities and Exchange Commission (SEC). The public may read and copy any materials the Company has filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are also available free of charge through the Company's website (www.itw.com), as soon as reasonably practicable after electronically filing with or otherwise furnishing such information to the SEC, and are available in print to any shareholder who requests it. Also posted on the Company's website are the following:

- Statement of Principles of Conduct;
- Code of Ethics for CEO and key financial and accounting personnel;
- Charters of the Audit, Corporate Governance and Nominating and Compensation Committees of the Board of Directors; and
- Corporate Governance Guidelines.

ITEM 1A. ***Risk Factors***

The Company's business, financial condition, results of operations and cash flows are subject to various risks, including, but not limited to those set forth below, which could cause actual results to vary materially from recent results or from anticipated future results. These risk factors should be considered together with information included elsewhere in this Annual Report on Form 10-K.

A downturn or further downturn in the markets served by the Company could materially adversely affect results.

Substantially all of the Company's businesses directly or indirectly serve markets that were adversely impacted by the recent global economic crisis. Although improvement is expected, the timing of any economic recovery in the markets we serve remains uncertain. A further downturn in one or more of our significant markets could have a material adverse effect on the Company's business, results of operations or financial condition.

The global nature of our operations subjects the Company to political and economic risks that could adversely affect our business, results of operations or financial condition.

The Company currently operates in 57 countries. In 2009, approximately 57% of the Company's revenues were generated from sales to customers outside of the United States. As the Company continues to expand its global footprint, these sales may represent an increasing portion of the Company's revenues. The risks inherent in our global operations include:

- fluctuation in currency exchange rates;
- limitations on ownership and on repatriation of earnings;

- transportation delays and interruptions;
- political, social and economic instability and disruptions;
- government embargoes or foreign trade restrictions;
- the imposition of duties and tariffs and other trade barriers;
- import and export controls;
- labor unrest and current and changing regulatory environments;
- the potential for nationalization of enterprises;
- difficulties in staffing and managing multi-national operations;
- limitations on its ability to enforce legal rights and remedies; and
- potentially adverse tax consequences.

If the Company is unable to successfully manage these and other risks associated with managing and expanding its international businesses, the risks could have a material adverse effect on the Company's business, results of operations or financial condition.

Our acquisition of businesses could negatively impact our profitability and return on invested capital.

As part of our business strategy, we acquire businesses in the ordinary course. Our acquisitions involve a number of risks and financial, accounting, managerial and operational challenges, including the following, any of which could adversely affect our growth and profitability:

- Any acquired business, technology, service or product could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable.
- Acquisitions could cause our financial results to differ from our expectations in any given fiscal period, or over the long term.
- Acquisition-related earnings charges could adversely impact operating results, particularly in light of the adoption of the new accounting guidance related to business combinations, which applies to any acquisition completed in 2009 or later. Under the new accounting guidance, we are required to expense a number of acquisition-related items that under previous accounting rules did not impact our income statement.
- Acquisitions could place unanticipated demands on our management, operational resources and financial and internal control systems.
- We may assume by acquisition unknown liabilities, known contingent liabilities that become realized or known liabilities that prove greater than anticipated. The realization of any of these liabilities may increase our expenses or adversely affect our financial position.
- As a result of our acquisitions, we have recorded significant goodwill and other identifiable intangible assets on our balance sheet. If we are not able to realize the value of these assets, we may be required to incur charges relating to the impairment of these assets.

Our defined benefit pension plans are subject to financial market risks that could adversely affect our results of operations and cash flows.

The performance of the financial markets and interest rates impact our funding obligations under our defined benefit pension plans. Significant changes in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets may increase our funding obligations and adversely impact our results of operations and cash flows.

A significant fluctuation between the U.S. dollar and other currencies could adversely impact our operating income.

Although the Company's financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in other currencies, with the largest concentration of foreign sales occurring in Europe. The Company's profitability is affected by movements of the U.S. dollar against the euro and other foreign currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. dollar against foreign currencies, could have an adverse effect on our profitability and financial condition.

Further diminished credit availability could adversely impact our ability to readily obtain financing.

A further deterioration in world financial markets and decreases in credit availability could make it more difficult for us to obtain financing when desired or cause the cost of financing to increase.

Raw material price increases and supply shortages could adversely affect results.

The supply of raw materials to the Company and to its component parts suppliers could be interrupted for a variety of reasons, including availability and pricing. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect the Company's results of operations and profit margins. Due to pricing pressure or other factors, the Company may not be able to pass along increased raw material and components parts prices to its customers in the form of price increases or its ability to do so could be delayed. Consequently, its results of operations and financial condition may be adversely affected.

If the Company is unable to successfully introduce new products or adequately protect its intellectual property, its future growth may be impaired.

The Company's ability to develop new products based on innovation can affect its competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new products and technologies may reduce future revenues and adversely affect the Company's competitive position.

Protecting the Company's intellectual property is critical to its innovation efforts. The Company owns a number of patents, trademarks and licenses related to its products and has exclusive and non-exclusive rights under patents owned by others. The Company's intellectual property may be challenged or infringed upon by third parties, particularly in countries where property rights are not highly developed or protected, or the Company may be unable to maintain, renew or enter into new license agreements with third party owners of intellectual property on reasonable terms. Unauthorized use of the Company's intellectual property rights or inability to preserve existing intellectual property rights could adversely impact the Company's competitive position and results of operations.

An unfavorable environment for making acquisitions may adversely affect the Company's growth rate.

The Company has historically followed a strategy of identifying and acquiring businesses with complementary products and services as well as larger acquisitions that represent potential new platforms. There can be no assurance that the Company will be able to continue to find suitable businesses to purchase or that it will be able to acquire such businesses on acceptable terms. If the Company is unsuccessful in its efforts, its growth rate could be adversely affected.

Unfavorable tax law changes and tax authority rulings may adversely affect results.

The Company is subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. The Company's effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, future financial results may include unfavorable tax adjustments.

Potential adverse outcome in legal proceedings may adversely affect results.

The Company's businesses expose it to potential toxic tort and other types of product liability claims that are inherent in the design, manufacture and sale of its products and the products of third-party vendors. The Company currently maintains insurance programs consisting of self insurance up to certain limits and excess insurance coverage for claims over established limits. There can be no assurance that the Company will be able to obtain insurance on acceptable terms or that its insurance programs will provide adequate protection against actual losses. In addition, the Company is subject to the risk that one or more of its insurers may become insolvent and become unable to pay claims that may be made in the future. Even if it maintains adequate insurance programs, successful claims could have a material adverse effect on the Company's financial condition, liquidity and results of operations and on the ability to obtain suitable or adequate insurance in the future.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that may be identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "guidance," and other similar words, including, without limitation, statements regarding the availability of raw materials and energy, the expiration of any one of the Company's patents, the cost of compliance with environmental regulations, the anticipated improvement of worldwide end markets in 2010, the adequacy of internally generated funds and credit facilities, the meeting of dividend payout objectives, the ability to fund debt service obligations, payments under guarantees, the Company's portion of future benefit payments related to pension and postretirement benefits, expected contributions to defined benefit plans, the availability of additional financing, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements and the estimated timing and amount related to the resolution of tax matters. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results includes those risks described above. These risks are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITW practices fair disclosure for all interested parties. Investors should be aware that while ITW regularly communicates with securities analysts and other investment professionals, it is against ITW's policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that ITW agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

ITEM 1B. ***Unresolved Staff Comments***

Not applicable.

ITEM 2. *Properties*

As of December 31, 2009, the Company operated the following plants and office facilities, excluding regional sales offices and warehouse facilities:

	Number Of Properties	Floor Space		
		Owned	Leased	Total
		(In millions of square feet)		
Transportation	105	4.5	2.7	7.2
Industrial Packaging	117	8.1	3.7	11.8
Food Equipment	41	3.6	0.6	4.2
Power Systems & Electronics	83	5.2	1.3	6.5
Construction Products	86	2.9	1.6	4.5
Polymers & Fluids	90	1.6	1.5	3.1
Decorative Surfaces	12	4.1	—	4.1
All Other	183	6.7	3.1	9.8
Corporate	38	3.0	0.3	3.3
Total	755	39.7	14.8	54.5

The principal plants outside of the U.S. are in Australia, Belgium, Brazil, Canada, China, Czech Republic, Denmark, France, Germany, Ireland, Italy, Netherlands, Spain, Switzerland and the United Kingdom.

The Company's properties are primarily of steel, brick or concrete construction and are maintained in good operating condition. Productive capacity, in general, currently exceeds operating levels. Capacity levels are somewhat flexible based on the number of shifts operated and on the number of overtime hours worked. The Company adds productive capacity from time to time as required by increased demand. Additions to capacity can be made within a reasonable period of time due to the nature of the businesses.

ITEM 3. *Legal Proceedings*

Not applicable.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Common Stock Price and Dividend Data — The common stock of Illinois Tool Works Inc. was listed on the New York Stock Exchange for 2009 and 2008. Quarterly market price and dividend data for 2009 and 2008 were as shown below:

	Market Price Per Share		Dividends Declared Per Share
	High	Low	
2009:			
Fourth quarter	$51.16	$40.77	$.31
Third quarter	44.91	34.47	.31
Second quarter	38.97	29.69	.31
First quarter	37.47	25.60	.31
2008:			
Fourth quarter	$43.90	$28.50	$.31
Third quarter	51.00	41.95	.31
Second quarter	55.59	46.22	.28
First quarter	53.98	45.02	.28

The approximate number of holders of record of common stock as of January 29, 2010 was 10,431. This number does not include beneficial owners of the Company's securities held in the name of nominees.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



$150
$120
$90
$60
$30
$0
12/04
12/05
12/06
12/07
12/08
12/09
Illinois Tool Works Inc.
S&P 500
S&P Industrial Conglomerates
S&P Industrial Machinery

* **$100 Invested on 12/31/04 in stock or index funds, including reinvestment of dividends. Fiscal year ending December 31.**

ITEM 6. *Selected Financial Data*

In Thousands except per share amounts	2009	2008	2007	2006	2005
Operating revenues	$13,877,068	$17,100,341	$16,110,267	$13,788,346	$12,540,360
Income from continuing operations	969,490	1,691,093	1,827,691	1,680,551	1,480,435
Income from continuing operations per common share:					
Basic	1.94	3.26	3.31	2.97	2.59
Diluted	1.93	3.24	3.29	2.95	2.57
Total assets at year-end	16,081,984	15,203,551	15,525,862	13,880,439	11,445,643
Long-term debt at year-end	2,914,874	1,247,883	1,888,839	955,610	958,321
Cash dividends declared per common share	1.24	1.18	.98	.75	.61

Certain reclassifications of prior years' data have been made to conform with current year reporting.

On January 1, 2009, the Company adopted new accounting guidance related to business combinations. The new accounting guidance requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. This new guidance also requires prospectively that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as post-acquisition expenses; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. Refer to the Acquisitions note in Item 8. Financial Statements and Supplementary Data for discussion of the change in accounting principle.

On January 1, 2009, the Company adopted new accounting guidance on fair value measurements for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The new accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and provides guidance for measuring fair values and the necessary disclosures. Refer to the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for discussion of the change in accounting principle.

On January 1, 2008, the Company adopted new accounting guidance related to defined benefit plans which required the Company to change its measurement date to correspond with the Company's fiscal year-end. The Company previously used a September 30 measurement date. Refer to the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for discussion of the effect of the change in accounting principle.

On January 1, 2007, the Company adopted new accounting guidance that addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Refer to the Investments note in Item 8. Financial Statements and Supplementary Data for discussion of the change in accounting principle.

On December 31, 2006, the Company adopted new accounting guidance that requires employers to recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income.

Information on the comparability of results is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

INTRODUCTION

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 840 operations in 57 countries. These 840 businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following eight external reportable segments: Transportation; Industrial Packaging; Food Equipment; Power Systems & Electronics; Construction Products; Polymers & Fluids; Decorative Surfaces; and All Other.

In August 2008, the Company's Board of Directors authorized the divestiture of the Decorative Surfaces segment which was subsequently classified as a discontinued operation. In May 2009, the Company's Board of Directors rescinded its earlier resolution to divest the Decorative Surfaces segment and, accordingly, all periods presented have been restated to present the Decorative Surfaces segment as a continuing operation.

Due to the large number of diverse businesses and the Company's highly decentralized operating style, the Company does not require its businesses to provide detailed information on operating results. Instead, the Company's corporate management collects data on several key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables and return on invested capital. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, restructuring costs, goodwill and intangible impairment charges, and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company's results of operations for more than 12 months. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's 840 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

CONSOLIDATED RESULTS OF OPERATIONS

The Company's consolidated results of operations for 2009, 2008 and 2007 are summarized as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$13,877,068	$17,100,341	$16,110,267
Operating income	1,385,979	2,501,286	2,627,766
Margin %	10.0%	14.6%	16.3%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(18.4)%	(51.8)%	(6.0)%	(2.6)%	(6.0)%	(0.6)%
Changes in variable margins and overhead costs	—	21.2	3.8	—	(1.7)	(0.3)
	(18.4)	(30.6)	(2.2)	(2.6)	(7.7)	(0.9)
Acquisitions and divestitures	4.2	—	(0.6)	6.0	1.4	(0.7)
Restructuring costs	—	(4.1)	(0.7)	—	(1.0)	(0.2)
Impairment of goodwill and intangibles	—	(4.1)	(0.7)	—	—	—
Translation	(4.8)	(5.8)	(0.4)	2.8	2.5	—
Other	0.2	—	—	(0.1)	—	0.1
	(18.8)%	(44.6)%	(4.6)%	6.1%	(4.8)%	(1.7)%

Operating Revenues

Revenues decreased 18.8% in 2009 versus 2008 primarily due to lower base revenues and the unfavorable effect of currency translation, mainly due to the strengthening of the dollar, partially offset by revenues from acquisitions. Total base revenues declined 18.4% in 2009 versus 2008. Base revenues declined 21.6% and 14.9% for North American and international businesses, respectively, as both were adversely affected by the global recession and weak industrial production in related end markets throughout 2009. The Company anticipates modest expansion in a variety of worldwide end markets in 2010.

Revenues increased 6.1% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation in the first three quarters of 2008, due to a weakened dollar, partially offset by a decrease in base revenues. During 2008, 50 businesses were acquired worldwide with international businesses representing approximately 39% of the annualized acquired revenues. Base revenues decreased in 2008 versus 2007 due to a 4.8% decline in North American base revenues and flat international base revenues. North American base businesses were adversely affected by steep declines in macro economic trends and related weak industrial production, and a continued decline in the construction and automotive markets. In addition, there was a significant decrease in international industrial production in the fourth quarter of 2008.

Operating Income

Operating income declined 44.6% in 2009 versus 2008 due to the decline in base revenues, the negative effect of currency translation, increased restructuring charges and increased goodwill and intangible impairment charges. In 2009, the Company recorded impairment charges of $90.0 million and $15.6 million against goodwill and intangibles, respectively. The goodwill and intangible impairments were primarily related to new reporting units which were acquired over the last few years before the recent economic downturn. These charges were driven primarily by lower current forecasts compared to the expected forecasts at the time the reporting units were acquired. The higher restructuring charges reflect the Company's efforts to reduce costs in response to weak economic conditions. Improvements in base variable margins and lower overhead costs increased base margins 3.8% in 2009, as the cumulative benefits of restructuring projects began to be realized and selling price versus material cost comparisons were favorable. Total margins declined by 4.6% in 2009 primarily due to the declines in base revenues, restructuring charges and the goodwill and intangible impairment charges.

Operating income in 2008 declined 4.8% versus 2007 due to the decline in base revenues and increased restructuring charges, partially offset by the positive effect of currency translation and income from acquisitions. Total margins declined 1.7% primarily due to the declines in base revenues and the lower margins of acquired companies including acquisition-related expenses, which reduced overall margins. Restructuring projects and other cost control measures were implemented in 2008 to better align operating businesses with declining economic conditions, which helped keep overhead expenses favorable to 2007 and partially offset declines in variable margins.

TRANSPORTATION

Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products and services include:

- metal and plastic components, fasteners and assemblies for automobiles and light trucks;
- fluids and polymers for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair;
- polyester coatings and patch and repair products for the marine industry; and
- truck remanufacturing and related parts and service.

In 2009, this segment primarily served the automotive original equipment manufacturers and tiers (56%) and automotive aftermarket (28%) markets.

The results of operations for the Transportation segment for 2009, 2008 and 2007 were as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$2,070,938	$2,347,366	$2,214,413
Operating income	153,674	276,900	372,567
Margin %	7.4%	11.8%	16.8%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(15.8)%	(49.2)%	(4.7)%	(8.5)%	(19.6)%	(2.0)%
Changes in variable margins and overhead costs	—	23.1	3.3	—	(7.8)	(1.4)
	(15.8)	(26.1)	(1.4)	(8.5)	(27.4)	(3.4)
Acquisitions and divestitures	9.1	(0.5)	(1.0)	10.9	0.2	(1.4)
Restructuring costs	—	(4.0)	(0.6)	—	(1.9)	(0.4)
Impairment of goodwill and intangibles	—	(5.2)	(0.7)	—	—	—
Translation	(5.1)	(8.6)	(0.7)	3.6	3.5	0.2
Other	—	(0.1)	—	—	(0.1)	—
	(11.8)%	(44.5)%	(4.4)%	6.0%	(25.7)%	(5.0)%

Operating Revenues

Revenues declined 11.8% in 2009 versus 2008 due to declines in base revenues and the unfavorable effect of currency translation. Acquisition revenues partially mitigated the base revenue decrease and was primarily related to the purchase of a North American truck remanufacturing and related parts and service business in the third quarter of 2008. Worldwide automotive base revenues declined 19.4% for the full year. North American automotive base revenues declined 24.0% in 2009 due to a decline in car builds of 32%. International automotive base revenues declined 14.6% in 2009 due to a 24% decline in European car builds. The automotive aftermarket businesses, which were less impacted by the economic downturn, declined 7.8%.

Revenues increased 6.0% in 2008 over 2007 due to acquisitions and the favorable effect of currency translation partially offset by an 8.5% decline in base revenues. Acquisition revenue was primarily related to the purchase of a North American truck remanufacturing and related parts and service business and a worldwide components business. Base revenues for the North American automotive businesses declined 15.2% primarily due to a 16% decline in automotive production by the North American automotive manufacturers. The decline in automotive builds was driven by low consumer demand and existing high inventory levels. International base automotive revenues declined 6.3% due to unfavorable customer mix and a 3% decline in European vehicle production. Base revenues for the automotive aftermarket businesses in this segment increased 2.3% mainly due to strong sales of automotive additives from North American businesses to Chinese end markets.

Operating Income

Operating income decreased 44.5% in 2009 versus 2008 primarily due to the decline in base revenues described above, the unfavorable effect of currency translation and higher restructuring charges. In addition, a $12.0 million goodwill impairment charge was recorded in the third quarter of 2009 related to the North American truck remanufacturing and related parts and service business. The increase in restructuring charges is primarily due to continued efforts to reduce costs in response to the decline in worldwide automotive production. Total operating margins declined by 4.4% primarily due to the decline in base revenues described above, partially offset by reductions in overhead expenses, favorable selling price versus material cost comparisons and benefits of restructuring projects.

Operating income decreased 25.7% in 2008 versus 2007 primarily due to the negative leverage effect of the decline in base revenues described above, lower base margins and higher restructuring charges partially offset by the favorable impact of currency translation. The increase in operating expenses is primarily due to unrecovered raw material price increases and competitive pricing pressure. Base margins declined 3.4% primarily due to the reduction in base revenues, start up costs to support production at foreign-owned manufacturers operating in North America and additional accounts receivable bad debt reserves.

INDUSTRIAL PACKAGING

Businesses in this segment produce steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

In 2009, this segment primarily served the general industrial (29%), primary metals (20%), food and beverage (12%) and construction (10%) markets.

The results of operations for the Industrial Packaging segment for 2009, 2008 and 2007 were as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$1,895,704	$2,618,922	$2,414,860
Operating income	88,755	281,134	301,251
Margin %	4.7%	10.7%	12.5%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(22.8)%	(86.4)%	(8.9)%	0.2%	0.2%	—%
Changes in variable margins and overhead costs	—	30.7	4.3	—	(9.1)	(1.1)
	(22.8)	(55.7)	(4.6)	0.2	(8.9)	(1.1)
Acquisitions	1.2	(0.2)	(0.1)	4.8	2.9	(0.2)
Restructuring costs	—	(4.4)	(0.6)	—	(3.7)	(0.5)
Impairment of goodwill and intangibles	—	—	—	—	0.1	—
Translation	(6.0)	(8.1)	(0.8)	3.5	2.8	—
Other	—	—	0.1	—	0.1	—
	(27.6)%	(68.4)%	(6.0)%	8.5%	(6.7)%	(1.8)%

Operating Revenues

Revenues decreased 27.6% in 2009 versus 2008 primarily due to lower base revenues and the unfavorable impact of currency translation. Base revenues declined 34.6% for the North American strapping businesses largely due to declines in consumable and equipment volume in key end markets such as primary metals, construction and general industrial. The international strapping businesses declined 25.4% which were adversely affected by the continued global decline in the industrial production and construction end markets. Worldwide stretch and protective packaging declined 20.0% and 4.7%, respectively.

Revenues increased 8.5% in 2008 over 2007 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of a European industrial packaging business, a European stretch packaging business, a U.S. protective packaging business and a U.S. equipment business. Total base revenues were virtually flat as a 1.2% and 30.9% increase related to international strapping and worldwide insulation systems, respectively, were offset by a 6.0% and 2.7% decrease related to North American strapping and worldwide protective packaging, respectively. These businesses were especially affected by weakness in the North American primary metals and construction end markets.

Operating Income

Operating income decreased 68.4% in 2009 versus 2008 primarily due to the negative leverage effect of the decline in base revenues described above, the negative effect of currency translation and higher restructuring charges. Base margins declined 4.6% primarily due to the decline in base revenues discussed above, partially offset by favorable selling price versus material cost comparisons and reduced overhead costs as the benefits of restructuring projects began to be realized.

Operating income declined 6.7% in 2008 versus 2007 primarily due to a decrease in base variable margins and increased restructuring charges partially offset by income from acquisitions and the favorable effect of currency translation. The decrease in base variable margins is primarily due to unfavorable selling price versus material cost comparisons and unfavorable product mix.

FOOD EQUIPMENT

Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products and services include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales;
- kitchen exhaust, ventilation and pollution control systems; and
- food equipment service, maintenance and repair.

In 2009, this segment primarily served the food institutional/restaurant (47%), service (32%) and food retail (15%) markets.

The results of operations for the Food Equipment segment for 2009, 2008 and 2007 were as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$1,859,277	$2,133,186	$1,930,281
Operating income	255,094	320,867	303,349
Margin %	13.7%	15.0%	15.7%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(9.1)%	(25.4)%	(2.7)%	1.8%	4.9%	0.5%
Changes in variable margins and overhead costs	—	13.8	2.3	—	—	—
	(9.1)	(11.6)	(0.4)	1.8	4.9	0.5
Acquisitions	1.3	—	(0.2)	6.3	1.9	(0.6)
Restructuring costs	—	(3.5)	(0.6)	—	(3.1)	(0.5)
Translation	(5.0)	(5.4)	(0.1)	2.4	2.1	—
Other	—	—	—	—	—	(0.1)
	(12.8)%	(20.5)%	(1.3)%	10.5%	5.8%	(0.7)%

Operating Revenues

Revenues decreased 12.8% in 2009 versus 2008 due to the decline in base business and the unfavorable effect of currency translation, partially offset by revenues from acquisitions. The acquired revenues were attributable to the acquisition of a European food equipment business. North American food equipment base revenues declined 11.2% while international food equipment base revenues declined 7.9% in 2009 as a result of weak demand across all worldwide markets. Base revenues for the North American institutional/restaurant businesses declined 14.7% as customers delayed equipment purchases. Base service revenues declined a moderate 1.2% as customers continued to maintain existing equipment.

Revenues increased 10.5% in 2008 over 2007 due to revenues from acquisitions, the favorable effect of currency translation and base revenue growth. The acquired revenues were primarily attributable to the acquisition of two food processing businesses and two European food equipment businesses. Internationally, base revenues increased 3.2% primarily due to strong institutional and service revenue growth in Asia-Pacific and Europe. North American base revenues were flat over 2007 as increased service revenues and retail sales were offset by lower demand for equipment in areas such as casual dining restaurants, hotels and airports.

Operating Income

Operating income declined 20.5% in 2009 versus 2008 due to the decrease in base revenues described above and the unfavorable effect of currency translation and restructuring charges. Base margins decreased 0.4% primarily due to the decline in base revenues, partially offset by margin gains from favorable selling price versus material cost comparisons, benefits from restructuring projects and favorable product mix.

Operating income increased 5.8% in 2008 over 2007 due to the positive effect of leverage from the revenue increase described above, the favorable effect of currency translation and income from acquisitions, partially offset by higher restructuring charges. Operating margins decreased 0.7% due to lower margins of acquired businesses and higher restructuring charges partially offset by margin gains from growth in base revenues.

POWER SYSTEMS & ELECTRONICS

Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging; and
- airport ground support equipment.

In 2009, this segment primarily served the general industrial (46%), electronics (16%) and construction (7%) markets.

The results of operations for the Power Systems & Electronics segment for 2009, 2008 and 2007 were as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$1,614,472	$2,356,853	$2,245,514
Operating income	216,840	464,328	451,714
Margin %	13.4%	19.7%	20.1%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(31.6)%	(60.7)%	(8.4)%	0.2%	0.5%	—%
Changes in variable margins and overhead costs	—	20.0	5.7	—	1.9	0.4
	(31.6)	(40.7)	(2.7)	0.2	2.4	0.4
Acquisitions	2.4	(0.9)	(0.7)	3.2	(0.5)	(0.7)
Restructuring costs	—	(3.5)	(1.0)	—	(0.2)	—
Impairment of goodwill and intangibles	—	(5.9)	(1.7)	—	(0.2)	—
Translation	(2.4)	(2.3)	(0.2)	1.5	1.3	—
Other	0.1	—	—	0.1	—	(0.1)
	(31.5)%	(53.3)%	(6.3)%	5.0%	2.8%	(0.4)%

Operating Revenues

Revenues declined 31.5% in 2009 versus 2008 mainly due to declines in base revenues and the negative effect of currency translation. Revenues fell as end market demand continued to decline across the broad spectrum of industries that this segment serves, including key end markets such as commercial construction and general industrial. The revenue decrease was partially offset by 2008 acquisitions, including a welding equipment business and a PC board fabrication business. Worldwide base welding revenues declined 32.7% in 2009. North American welding base businesses declined 36.3% while international welding base businesses declined 23.5%. Base revenues for the electronics businesses fell 30.0% while base revenues in the PC board fabrication businesses fell 44.7%, both largely due to the decline in consumer demand for electronics during 2009.

Revenues increased 5.0% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation. Acquisitions included a worldwide PC board fabrication business and a welding accessories business. Overall base revenues grew a modest 0.2% mainly due to a 19.7% growth in international welding base businesses driven by strong demand in the energy, heavy fabrications and ship building end markets. North American welding base business declined 3.6% primarily due to weak North American industrial production and falling end market demand in key areas such as fabrication, construction, automotive and general industrial. Base revenues for the ground support businesses grew 4.4% related to higher worldwide demand for both military and commercial airport products. Base revenues for the PC board fabrication and electronics related businesses declined 9.4% and 2.4%, respectively, due to lower worldwide market demand, especially in consumer electronics.

Operating Income

Operating income decreased 53.3% in 2009 versus 2008 primarily due to the declines in base revenues described above, 2009 impairment charges, higher restructuring charges and the negative effect of currency translation. Goodwill and intangible asset impairment charges of $18.0 million and $6.7 million, respectively, were incurred in the PC board fabrication and welding accessories businesses in the first quarter of 2009. Base margins decreased 2.7% primarily due to the declines in base revenues, partially offset by favorable selling price versus material cost comparisons, benefits of restructuring projects and lower overhead costs.

Operating income increased 2.8% in 2008 over 2007 primarily due to lower operating expenses and reduced overhead spending within the PC board fabrication businesses as a result of 2007 and 2008 restructuring projects, and the favorable effect of currency translation. Total operating margins decreased 0.4% primarily due to lower margins from acquisitions after acquisition-related expenses.

CONSTRUCTION PRODUCTS

Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood and metal applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

In 2009, this segment primarily served the residential construction (47%), commercial construction (26%) and renovation construction (24%) markets.

The results of operations for the Construction Products segment for 2009, 2008 and 2007 were as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$1,529,510	$1,990,683	$2,064,477
Operating income	97,864	244,822	289,064
Margin %	6.4%	12.3%	14.0%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(16.9)%	(59.2)%	(6.3)%	(7.3)%	(21.8)%	(2.2)%
Changes in variable margins and overhead costs	—	13.3	2.0	—	1.7	0.3
	(16.9)	(45.9)	(4.3)	(7.3)	(20.1)	(1.9)
Acquisitions	0.7	(1.0)	(0.2)	0.5	(0.9)	(0.2)
Restructuring costs	—	(1.9)	(0.3)	—	2.2	0.3
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	(7.0)	(11.2)	(1.1)	3.3	3.5	0.1
Other	—	—	—	(0.1)	—	—
	(23.2)%	(60.0)%	(5.9)%	(3.6)%	(15.3)%	(1.7)%

Operating Revenues

Revenues declined 23.2% in 2009 versus 2008 primarily as a result of the decline in base revenues and the unfavorable effect of currency translation. Base revenues for the North American, European and Asia-Pacific regions decreased 26.7%, 22.9% and 1.1%, respectively, primarily due to ongoing weakness in the residential and commercial construction markets in North America and Europe. U.S. housing starts declined 14% on an annualized basis in 2009. In addition, U.S. commercial construction square footage activity fell 46% for the year versus 2008. The Asia-Pacific region outperformed other regions largely due to better customer activity in Australia and New Zealand.

Revenues declined 3.6% in 2008 versus 2007 largely as a result of a 7.3% decline in base business partially offset by the favorable effect of currency translation. Base revenues for the North American and European businesses declined 14.6% and 7.0%, respectively, in 2008 while revenues for the Asia-Pacific region increased 4.4% on strong first half 2008 market demand and new product introductions. This decline in base revenues was a result of weakness in the residential and commercial construction markets in North America and Europe as indicated by a 31% and 19% decline in U.S. housing starts and commercial construction square footage activity, respectively, in 2008. European construction activity slowed substantially in the fourth quarter of 2008.

Operating Income

Operating income decreased 60.0% in 2009 versus 2008 primarily due to the base revenue decline described above. In addition, the unfavorable effect of currency translation and higher restructuring charges contributed to the lower income and margins. Base margins declined 4.3% as reduced operating expenses, including favorable selling price versus material cost comparisons and benefits from restructuring projects were more than offset by the effect of lower base revenues.

Operating income and margins decreased 15.3% and 1.7%, respectively, in 2008 versus 2007 primarily due to the revenue decline described above partially offset by the favorable effect of currency translation, lower restructuring charges and lower operating costs resulting from prior year restructuring projects and tight cost controls.

POLYMERS & FLUIDS

Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids that clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications;
- hand wipes and cleaners for industrial applications; and
- pressure-sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.

In 2009, this segment primarily served the general industrial (31%), construction (14%), maintenance, repair and operations "MRO" (12%) and automotive aftermarket (7%) markets.

The results of operations for the Polymers & Fluids segment for 2009, 2008 and 2007 were as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$1,155,838	$1,249,653	$944,851
Operating income	70,396	180,040	158,813
Margin %	6.1%	14.4%	16.8%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(12.4)%	(36.3)%	(3.9)%	(0.5)%	0.6%	0.2%
Changes in variable margins and overhead costs	—	22.4	3.7	—	(0.5)	(0.1)
	(12.4)	(13.9)	(0.2)	(0.5)	0.1	0.1
Acquisitions	11.0	(1.9)	(1.2)	28.9	9.8	(2.6)
Restructuring costs	—	(4.4)	(0.7)	—	—	—
Impairment of goodwill and intangibles	—	(33.4)	(5.5)	—	0.5	0.1
Translation	(6.1)	(7.3)	(0.7)	3.6	3.0	—
Other	—	—	—	0.3	—	—
	(7.5)%	(60.9)%	(8.3)%	32.3%	13.4%	(2.4)%

Operating Revenues

Revenues decreased 7.5% in 2009 versus 2008 due to lower base revenues and the unfavorable effect of currency translation partially offset by revenues from acquisitions. Acquisition revenue was primarily the result of the purchase of a pressure sensitive adhesives business and two construction adhesives businesses in 2008. Total base revenues declined 12.4% primarily due to continued weakness in worldwide industrial production and construction end markets. Worldwide base revenues for the fluids businesses declined 10.1% while base revenues for the polymers businesses declined 15.0% in 2009.

Revenues increased 32.3% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation. Acquisition revenue was primarily the result of the purchase of two pressure sensitive adhesives businesses, an international fluid products business, two polymers businesses, two North American construction adhesives businesses and a South American sealant business. Total base revenues were essentially flat as a 2.2% increase in worldwide polymers revenues was offset by a 3.6% decline in worldwide fluids revenues. Strong growth in North American polymers and industrial adhesives businesses, as well as increased demand in Brazil, India and China, was offset by substantially weaker demand for fluid products in North American and European industrial based end markets.

Operating Income

Operating income decreased 60.9% in 2009 versus 2008 primarily due to the decline in base revenues and a $60.0 million goodwill impairment charge against the pressure sensitive adhesives business in the first quarter of 2009. Base margins decreased 0.2% as favorable selling price versus material cost comparisons and the benefits of restructuring projects were more than offset by the effect of lower base revenues. The first quarter 2009 goodwill impairment charge reduced margins by 5.5%. Additionally, acquisitions diluted margins 1.2% for the year.

Operating income increased 13.4% in 2008 over 2007 primarily due to income from acquisitions and the favorable effect of currency translation. Total operating margins declined 2.4% primarily due to the dilutive effect of the lower margins of acquired businesses. Variable margins decreased slightly due to higher material costs and unfavorable product mix, offset by overhead cost reductions.

DECORATIVE SURFACES

Businesses in this segment produce decorative surfacing materials for furniture, office and retail space, countertops, flooring and other applications.

In the Decorative Surfaces segment, products include:

- decorative high-pressure laminate for furniture, office and retail space, and countertops;
- high-pressure laminate flooring; and
- high-pressure laminate worktops.

In 2009, this segment served the commercial construction (55%), renovation construction (28%) and residential construction (15%) markets.

The results of operations for the Decorative Surfaces segment for 2009, 2008 and 2007 were as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$998,191	$1,230,995	$1,239,190
Operating income	113,727	142,582	160,973
Margin %	11.4%	11.6%	13.0%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(14.9)%	(51.4)%	(5.0)%	(3.1)%	(9.4)%	(0.8)%
Changes in variable margins and overhead costs	—	39.3	5.4	—	(2.7)	(0.4)
	(14.9)	(12.1)	0.4	(3.1)	(12.1)	(1.2)
Acquisitions	—	—	—	—	—	—
Restructuring costs	—	(5.3)	(0.7)	—	(0.5)	(0.1)
Translation	(4.0)	(2.9)	0.2	2.5	1.2	(0.1)
Other	—	0.1	(0.1)	(0.1)	—	—
	(18.9)%	(20.2)%	(0.2)%	(0.7)%	(11.4)%	(1.4)%

Operating Revenues

Revenues decreased 18.9% in 2009 versus 2008 due to lower base revenues and the unfavorable effect of currency translation. North American laminate base revenues declined 18.9% as a result of the continued downturn in North American commercial and residential construction. These declines were partially offset by product penetration in the premium high-definition laminate product market. International base revenues declined 9.7% due to European volume declines.

Revenues declined 0.7% in 2008 versus 2007 due to the decline in base revenues partially offset by the favorable effect of currency translation. North American laminate revenues decreased 3.4% as a result of laminate volume drop off in the second half of 2008 partially offset by a customer shift to higher priced premium products. Flooring revenues decreased 28.3% on steep volume declines. International laminate revenues decreased 2.0% over the prior year as new product introductions partially offset lower volumes.

Operating Income

Operating income decreased 20.2% in 2009 versus 2008 primarily due to the decline in base revenues, increased restructuring charges and the unfavorable effect of currency translation. Base margins increased 0.4% primarily due to favorable selling price versus material cost comparisons, benefits from restructuring projects and higher margins on the high-definition laminate product, partially offset by the effect of lower base revenues.

Operating income decreased 11.4% in 2008 versus 2007 primarily due to the negative leverage effect of the decline in base revenues described above. Lower selling expenses in 2008 versus 2007 were more than offset by significant raw material increases which contributed to an overall reduction in variable margins. Base margins declined 1.2% due to both the revenue decline and cost increases.

ALL OTHER

This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials and structures;
- plastic reclosable packaging for consumer food storage;

- plastic reclosable bags for storage of clothes and home goods;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- swabs, wipes and mats for clean room usage;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables;
- paint spray and adhesive dispensing equipment;
- static and contamination control equipment; and
- line integration, conveyor systems and line automation for the food and beverage industries.

In 2009, this segment primarily served the general industrial (25%), food and beverage (16%), consumer durables (14%), electronics (5%) and food institutional/restaurants (5%) markets.

The results of operations for the All Other segment for 2009, 2008 and 2007 were as follows:

Dollars in thousands	2009	2008	2007
Operating revenues	$2,786,695	$3,226,927	$3,103,337
Operating income	389,629	590,613	590,035
Margin %	14.0%	18.3%	19.0%

In 2009 and 2008, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2009 Compared to 2008			2008 Compared to 2007		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(17.5)%	(43.8)%	(5.8)%	(2.6)%	(6.7)%	(0.8)%
Changes in variable margins and overhead costs	—	17.6	3.9	—	3.3	0.6
	(17.5)	(26.2)	(1.9)	(2.6)	(3.4)	(0.2)
Acquisitions and divestitures	7.4	2.0	(0.8)	4.3	1.6	(0.5)
Restructuring costs	—	(5.3)	(1.2)	—	(0.5)	(0.1)
Impairment of goodwill and intangibles	—	(0.3)	(0.1)	—	—	—
Translation	(3.6)	(4.2)	(0.3)	2.2	2.4	0.1
Other	0.1	—	—	0.1	—	—
	(13.6)%	(34.0)%	(4.3)%	4.0%	0.1%	(0.7)%

Operating Revenues

Revenues decreased 13.6% in 2009 versus 2008 primarily due to the decline in base business revenues and the unfavorable effect of currency translation, partially offset by an increase in revenues from acquired companies. The acquisition revenue was primarily related to the purchase of two test and measurement businesses in 2008. Base revenues declined 15.7%, 12.1%, 19.6% and 32.0%, for the test and measurement, consumer packaging, industrial plastics and metals and finishing businesses, respectively, due to negative industrial production trends and the related impact of weak end market and capital equipment demand across the broad spectrum of industries this segment serves.

Revenues increased 4.0% in 2008 versus 2007 primarily due to revenues from acquired companies and the favorable effect of currency translation partially offset by a decline in base revenues. The increase in acquisition revenue was primarily due to the purchase of three test and measurement businesses and a label business. Base revenues declined 7.8%, 3.2% and 3.0% for the industrial plastics and metals, consumer packaging and finishing businesses, respectively, due to a notable decrease in end market demand in the second half of the year. These decreases were partially offset by an 8.0% base business increase in test and measurement due to strong sales of equipment used in the materials and structural testing markets, particularly in Asia.

Operating Income

Operating income declined 34.0% in 2009 versus 2008 primarily due to the decline in base revenues described above, higher restructuring charges and the unfavorable effect of currency translation, partially offset by increased income from acquisitions. Base margins decreased 1.9% as favorable selling price versus material cost comparisons and benefits from restructuring projects were more than offset by the effect of lower base revenues. Additionally, acquisitions diluted total margins by 0.8%.

Operating income was essentially flat in 2008 over 2007 primarily due to the negative leverage effect of the decrease in revenues described above, partially offset by the favorable effect of currency translation and income from acquired companies. Total operating margins declined 0.7% primarily due to lower margins for both base business and acquired businesses. Base operating margins decreased 0.2% as the gains from tight cost controls and the benefits of prior year restructuring projects were offset by the impact of lower revenues.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization expense increased to $203.2 million in 2009 and $184.4 million in 2008, versus $145.7 million in 2007, due to intangible amortization related to newly acquired businesses.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

Total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2009, 2008 and 2007 were as follows:

In Thousands	2009	2008	2007
Transportation	$ 14,414	$ 13	$ 258
Industrial Packaging	386	—	—
Food Equipment	46	—	—
Power Systems & Electronics	28,337	824	—
Construction Products	—	—	394
Polymers & Fluids	60,416	251	884
All Other	1,969	487	618
	$105,568	$1,575	$2,154

Impairment of goodwill and other intangible assets increased to $105.6 million in 2009 versus $1.6 million in 2008, primarily due to goodwill impairment charges related to the pressure sensitive adhesives reporting unit of $60.0 million, the PC board fabrication reporting unit of $18.0 million and the truck remanufacturing and related parts and service reporting unit of $12.0 million. Impairment of goodwill and other intangible assets was $1.6 million in 2008 versus $2.2 million in 2007. See the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for further details of the impairment charges.

INTEREST EXPENSE

Interest expense increased to $164.8 million in 2009 versus $154.5 million in 2008 primarily due to interest on the 6.25% and 5.15% notes which were issued in March 2009, partially offset by lower interest related to the 5.75% notes and 6.875% notes repaid at maturity in March 2009 and November 2008, respectively, and lower commercial paper rates and borrowings. Interest expense increased to $154.5 million in 2008 versus $102.1 million in 2007 primarily as a result of interest expense on the 5.25% Euro notes issued in October 2007 and higher average borrowings of short-term commercial paper, partially offset by lower market rates in 2008. The weighted-average interest rate on commercial paper was 0.3% in 2009, 2.4% in 2008 and 5.2% in 2007.

OTHER INCOME (EXPENSE)

Other income (expense) was expense of $7.4 million in 2009 versus income of $4.7 million in 2008. The decrease was primarily due to 2009 losses on foreign currency transactions of $24.9 million, lower income from investments of $4.9 million (versus $17.0 million in 2008) and lower interest income of $17.6 million (versus $29.4 million in 2008), partially offset by the impact of the German transfer tax charge of $44.0 million in 2008.

Other income decreased to $4.7 million in 2008 from $58.3 million in 2007, primarily due to a German transfer tax charge of $44.0 million in 2008. Additionally, income from a venture capital limited partnership was $0.2 million in 2008 versus income of $25.3 million in 2007 related to mark-to-market adjustments; and the Company incurred a charge of $18.8 million related to the timing of tax deductions of leveraged leases in 2008. This was partially offset by higher income of $10.7 million related to a mortgage-backed security and a $9.4 million increase in interest income.

INCOME TAXES

The effective tax rate was 20.1% in 2009, 28.1% in 2008 and 29.3% in 2007. The effective tax rate for 2009 was favorably impacted by discrete tax adjustments in the fourth quarter of $85.5 million related to a global legal structure reorganization and $77.5 million related to a favorable settlement reached with the German tax authorities. In the above mentioned reorganization, the Company reorganized its ownership structure in certain U.S. and foreign subsidiaries in the fourth quarter of 2009 and made an election regarding the U.S. tax treatment of a foreign subsidiary. The Company recorded a reduction in tax expense primarily for the effect of the resulting foreign tax credits. Also during the fourth quarter of 2009, the Company finalized a settlement with the German tax authorities primarily regarding the treatment of an intercompany financing transaction which resulted in the reversal of previously established tax reserves as a reduction of tax expense.

See the Income Taxes note in Item 8. Financial Statements and Supplementary Data for a reconciliation of the U.S. Federal statutory rate to the effective tax rate.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2009 of $969.5 million ($1.93 per diluted share) was 42.7% lower than 2008 income of $1.7 billion ($3.24 per diluted share). Income from continuing operations in 2008 was 7.5% lower than 2007 income of $1.8 billion ($3.29 per diluted share).

FOREIGN CURRENCY

The strengthening of the U.S. dollar against foreign currencies decreased operating revenues by approximately $653 million in 2009 and decreased income from continuing operations by approximately 10 cents per diluted share. The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $425 million in 2008 and increased income from continuing operations by approximately 8 cents per diluted share.

DISCONTINUED OPERATIONS

Loss from discontinued operations was $22.5 million in 2009 versus $172.1 million in 2008, primarily due to 2008 impairment on goodwill of $132.6 million, loss reserve on assets held for sale of $64.0 million partially offset by gains on sales of discontinued operations in 2008 versus losses in 2009. The results from discontinued operations was a loss of $172.1 million in 2008 versus income of $42.2 million in 2007. See the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for further information.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2009, new accounting guidance was issued on multiple-deliverable revenue arrangements. The new accounting guidance amends the accounting for multiple-deliverable arrangements to enable the vendor to account for products or services separately rather than as a combined unit. The guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (1) vendor-specific objective evidence, (2) third-party evidence or (3) estimates. The Company will adopt the new accounting guidance on January 1, 2011 and does not anticipate the change will materially affect the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are free operating cash flows and short-term credit facilities. Management continues to believe that internally generated cash flows will be adequate to service debt, continue to pay dividends, to finance internal growth and to fund small to medium-sized acquisitions.

The primary uses of liquidity are:

- dividend payments — the Company's dividend payout guidelines are 25% to 35% of the last two years' average income from continuing operations;
- acquisitions; and
- any excess liquidity may be used for share repurchases. The Company's open-ended share repurchase program allows it flexibility in achieving the targeted debt-to-capital ratio.

Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

Summarized cash flow information for the three years ended December 31, 2009, 2008 and 2007 was as follows:

In Thousands	2009	2008	2007
Net cash provided by operating activities	$2,146,589	$ 2,222,224	$ 2,484,297
Additions to plant and equipment	(247,102)	(362,312)	(353,355)
Free operating cash flow	$1,899,487	$ 1,859,912	$ 2,130,942
Cash dividends paid	$ (619,681)	$ (598,690)	$ (502,430)
Acquisitions	(281,674)	(1,546,982)	(812,757)
Repurchases of common stock	—	(1,390,594)	(1,757,761)
Purchases of investments	(17,586)	(19,583)	(28,734)
Proceeds from investments	20,215	26,932	91,184
Net proceeds (repayments) of debt	(736,470)	1,467,613	777,386
Effect of exchange rate changes on cash and equivalents	183,722	(82,002)	66,996
Other	127,809	198,820	272,491
Net increase (decrease) in cash and equivalents	$ 575,822	$ (84,574)	$ 237,317

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3.0 billion of the Company's common stock over an open-ended period of time. Through December 31, 2009, the Company repurchased 39.8 million shares of its common stock under this program at an average price of $44.72 per share. There are approximately $1.2 billion of authorized repurchases remaining under this program.

On August 4, 2006, the Company's Board of Directors authorized a stock repurchase program which provided for the buyback of up to 35.0 million shares. This stock repurchase program was completed in November 2007.

Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. We believe that ROIC is a meaningful metric to investors and may be different than the method used by other companies to calculate ROIC. ROIC for the three years ended December 31, 2009, 2008 and 2007 was as follows:

Dollars in thousands	2009	2008	2007
Operating income	$ 1,385,979	$ 2,501,286	$ 2,627,766
Taxes (20.1%, 28.1% and 29.3%, respectively)	(278,998)	(702,611)	(769,147)
Operating income after taxes	$ 1,106,981	$ 1,798,675	$ 1,858,619
Invested Capital:			
Trade receivables	$ 2,491,492	$ 2,571,987	$ 2,915,546
Inventories	1,356,233	1,774,697	1,625,820
Net plant and equipment	2,136,527	2,109,432	2,194,010
Investments	451,293	465,894	507,567
Goodwill and intangible assets	6,584,149	6,297,219	5,683,341
Accounts payable and accrued expenses	(2,048,966)	(1,999,097)	(2,190,121)
Net assets held for sale	—	61,525	137,685
Other, net	(343,069)	(667,660)	(43,790)
Total invested capital	$10,627,659	$10,613,997	$10,830,058
Average invested capital	$10,390,424	$11,235,625	$10,331,512
Return on average invested capital	10.7%	16.0%	18.0%

The 530 basis point decrease in ROIC in 2009 versus 2008 was the result of after-tax operating income decreasing 38.5%, resulting from the economic downturn, while average invested capital decreased 7.5%.

The 200 basis point decrease in ROIC in 2008 versus 2007 was the result of average invested capital increasing 8.8%, primarily due to acquisitions, while after-tax operating income decreased 3.2%, primarily due to a decrease in base business operating income.

Working Capital

Net working capital at December 31, 2009 and 2008 is summarized as follows:

Dollars in thousands	2009	2008	Increase (Decrease)
Current Assets:			
Cash and equivalents	$1,318,772	$ 742,950	$ 575,822
Trade receivables	2,491,492	2,571,987	(80,495)
Inventories	1,356,233	1,774,697	(418,464)
Other	508,098	582,274	(74,176)
Assets held for sale	—	82,071	(82,071)
	5,674,595	5,753,979	(79,384)
Current Liabilities:			
Short-term debt	213,681	2,433,973	(2,220,292)
Accounts payable and accrued expenses	2,048,966	1,999,097	49,869
Other	572,991	371,477	201,514
Liabilities held for sale	—	20,546	(20,546)
	2,835,638	4,825,093	(1,989,455)
Net Working Capital	$2,838,957	$ 928,886	$ 1,910,071
Current Ratio	2.00	1.19	

Net working capital increased primarily due to the pay down of commercial paper and repayment of the 5.75% notes.

Debt

Total debt at December 31, 2009 and 2008 was as follows:

Dollars in thousands	2009	2008	Increase (Decrease)
Short-term debt	$ 213,681	$2,433,973	$(2,220,292)
Long-term debt	2,914,874	1,247,883	1,666,991
Total debt	$3,128,555	$3,681,856	$ (553,301)
Total debt to total capitalization	26.2%	32.4%	

The Company issues commercial paper to fund general corporate needs and to fund small and medium-sized acquisitions. As of December 31, 2009, the Company had approximately $135.5 million outstanding under its commercial paper program. The Company also has committed lines of credit of $2.5 billion in the U.S. to support the issuances of commercial paper. Of this amount, $2.0 billion is provided under a line of credit agreement with a termination date of June 11, 2010 and the remaining $500.0 million is under a revolving credit facility that terminates on June 15, 2012. No amounts are outstanding under these two facilities. The Company's foreign operations also have unused capacity on uncommitted facilities of approximately $370 million.

The Company had $500.0 million of 5.75% redeemable notes due March 1, 2009, which were outstanding at December 31, 2008, that were repaid at maturity.

In 2009, the Company issued $800.0 million of 5.15% redeemable notes due April 1, 2014 at 99.92% of face value and $700.0 million of 6.25% redeemable notes due April 1, 2019 at 99.98% of face value. The net proceeds from the offering were used to pay down the Company's commercial paper balance.

The Company believes that based on its current free operating cash flow, debt-to-capitalization ratios and credit ratings, it could readily obtain additional financing if necessary. The Company's targeted debt-to-capital ratio is 20% to 30%, excluding the impact of any larger acquisitions.

Stockholders' Equity

The changes to stockholders' equity during 2009 and 2008 were as follows:

In Thousands	2009	2008
Beginning balance	$7,675,091	$ 9,358,231
Net income	947,009	1,519,003
Cash dividends declared	(620,679)	(604,988)
Repurchases of common stock	—	(1,390,594)
Stock option and restricted stock activity	168,111	105,514
Pension and other postretirement benefit adjustments, net of tax	(62,271)	(432,618)
Noncontrolling interest	(4,538)	4,710
Currency translation adjustments	716,208	(874,952)
Cumulative effect of adopting new accounting guidance, net of tax	(1,055)	(9,215)
Ending balance	$8,817,876	$ 7,675,091

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company's significant contractual obligations as of December 31, 2009 were as follows:

In Thousands	2010	2011	2012	2013	2014	2015 and Future Years
Total debt	$ 8,120	$258,475	$ 7,076	$ 6,193	$1,929,012	$714,118
Interest payments on notes and preferred debt securities	161,805	161,526	144,890	144,651	113,986	197,988
Minimum lease payments	150,881	106,430	75,920	56,747	43,864	68,249
	$320,806	$526,431	$227,886	$207,591	$2,086,862	$980,355

The Company has recorded current income taxes payable of $417.3 million and non-current tax liabilities of $198.0 million including liabilities for unrecognized tax benefits. The Company is not able to reasonably estimate the timing of payments related to the non-current tax obligations.

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $24.0 million at December 31, 2009. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $17.0 million at December 31, 2009. At December 31, 2009, the Company had open stand-by letters of credit of $173.0 million, substantially all of which expire in 2010. The Company had no other significant off-balance sheet commitments at December 31, 2009.

CRITICAL ACCOUNTING POLICIES

The Company has six accounting policies which it believes are most important to the Company's financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

These critical accounting policies are as follows:

Realizability of Inventories — Inventories are stated at the lower of cost or market. Generally, the Company's businesses perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

Usage Classification	Criteria	Reserve %
Active	Quantity on hand is less than prior 6 months' usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months' usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for approximately half of the U.S. operations, the Company has elected to use the last-in, first-out ("LIFO") method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out ("FIFO") method due to the effects of inflation.

Collectibility of Accounts Receivable — The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment — The Company's U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.

Income Taxes — The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company's deferred and other tax balances are based on management's interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense and liabilities recognized by the Company also reflect its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company's various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

Goodwill and Intangible Assets — The Company's business acquisitions typically result in recording goodwill and other intangible assets, which affect the amount of amortization expense and possibly impairment expense that the Company will incur in future periods. The Company follows the guidance prescribed in the accounting standards to test goodwill and intangible assets for impairment. On an annual basis, or more frequently if triggering events occur, the Company compares the estimated fair value of its 60 reporting units to the carrying value of each reporting unit to determine if a goodwill impairment exists. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit's goodwill. In calculating the fair value of the reporting units, management relies on a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management's judgment in applying them in the impairment tests of goodwill and other intangible assets.

In the third quarter of 2009, the Company changed the date of its annual goodwill impairment assessment from the first quarter to the third quarter. This constitutes a change in method of applying an accounting principle that the Company believes is preferable. The change was made to better align the timing of the

Company's goodwill impairment assessment with the Company's annual business planning and forecasting process.

As of December 31, 2009, the Company had goodwill and intangible assets of $6.6 billion allocated to its 60 reporting units. The Company's risk of significant impairment charges is mitigated by the number of diversified businesses and end markets represented by its 60 reporting units. In addition, the individual businesses in most of its reporting units have been acquired over a long period of time, and therefore have been able to improve their performance, primarily as a result of the application of the Company's 80/20 business simplification process. The amount of goodwill and intangibles allocated to individual reporting units range from approximately $5 million to $700 million, with the average amount equal to $110 million.

Goodwill and intangible asset impairment charges related to continuing operations were $105.6 million in 2009, $1.6 million in 2008 and $2.2 million in 2007. The impairment charges during 2009 were primarily related to new reporting units which were acquired over the last few years before the recent economic downturn. These charges were driven primarily by lower current forecasts compared to the expected forecasts at the time the reporting units were acquired. See the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for further discussion of the relative carrying values and fair values of the reporting units related to these impairment charges.

Fair value determinations require considerable judgment and are sensitive to changes in the factors described above. Due to the inherent uncertainties associated with these factors and economic conditions in the Company's global end markets, impairment charges related to one or more reporting units could occur in future periods.

Pension and Other Postretirement Benefits — The Company has various company-sponsored defined benefit retirement plans covering a substantial portion of U.S. employees and many employees outside the United States. Pension and other postretirement expense and obligations are determined based on actuarial valuations. Pension benefit obligations are generally based on each participant's years of service, future compensation, and age at retirement or termination. Important assumptions in determining pension and postretirement expense and obligations are the discount rate, the expected long-term return on plan assets and healthcare cost trend rates. See the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses.

The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could theoretically be effectively settled at the end of the year. In estimating this rate, the Company looks at rates of return on high-quality fixed income investments, with similar duration to the liabilities in the plan. A 25 basis point decrease in the discount rate would increase the present value of the U.S. primary pension plan obligation by approximately $30 million.

The expected long-term return on plan assets is based on historical and expected long-term returns for similar investment allocations among asset classes. For the U.S. primary pension plan, the Company's assumption for the expected return on plan assets was 8.5% for 2009 and will be 8.0% for 2010. A 25 basis point decrease in the expected return on plan assets would increase the annual pension expense by approximately $3 million. See the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for information on how this rate is determined.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt.

The Company had commercial paper outstanding of $135.5 million and $1.8 billion as of December 31, 2009 and 2008, respectively. The weighted average interest rate on commercial paper was 0.1% at December 31, 2009 and 1.4% at December 31, 2008.

The following table presents the Company's debt for which fair value is subject to changing market interest rates:

In Thousands	5.25% Euro Notes Due Oct 1, 2014	5.15% Notes Due April 1, 2014	6.25% Notes Due April 1, 2019	6.55% Preferred Debt Securities Due Dec 31, 2011	4.88% Notes Due thru Dec 31, 2020
As of December 31, 2009:					
Estimated cash outflow by year of principal maturity					
2010	$ —	$ —	$ —	$ —	$ 5,713
2011	—	—	—	250,000	5,351
2012	—	—	—	—	4,882
2013	—	—	—	—	4,312
2014	1,126,275	800,000	—	—	2,664
2015 and thereafter	—	—	700,000	—	4,745
Estimated fair value	1,192,860	870,176	781,158	267,500	28,815
Carrying value	1,125,241	799,447	699,894	249,902	27,667
As of December 31, 2008:					
Total estimated cash outflow	$ 952,575	$ —	$ —	$250,000	$33,346
Estimated fair value	856,355	—	—	269,598	31,555
Carrying value	951,545	—	—	249,857	33,346

Foreign Currency Risk

The Company operates in the United States and 56 other countries. In general, the Company's products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2009 or 2008.

In October 2007, the Company issued €750.0 million of 5.25% Euro notes due October 1, 2014. The Company has significant operations with the Euro as their functional currency. The Company believes that the Euro cash flows from these businesses will be adequate to fund the debt obligations under these notes.

ITEM 8. *Financial Statements and Supplementary Data*

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Illinois Tool Works Inc. (the "Company" or "ITW") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). ITW's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on our assessment we believe that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.



David B. Speer
Chairman & Chief Executive Officer
February 26, 2010



Ronald D. Kropp
Senior Vice President & Chief Financial Officer
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related statements of income, income reinvested in the business, comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.



Deloitte & Touche LLP
Chicago, Illinois
February 26, 2010

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

In Thousands except for per share amounts	For the Years Ended December 31		
	2009	2008	2007
Operating Revenues	$13,877,068	$17,100,341	$16,110,267
Cost of revenues	9,144,852	11,186,871	10,430,965
Selling, administrative, and research and development expenses	3,037,439	3,226,199	2,903,680
Amortization of intangible assets	203,230	184,410	145,702
Impairment of goodwill and other intangible assets	105,568	1,575	2,154
Operating Income	1,385,979	2,501,286	2,627,766
Interest expense	(164,839)	(154,458)	(102,095)
Other income (expense)	(7,350)	4,710	58,269
Income from Continuing Operations Before Income Taxes	1,213,790	2,351,538	2,583,940
Income taxes	244,300	660,445	756,249
Income from Continuing Operations	969,490	1,691,093	1,827,691
Income (Loss) from Discontinued Operations	(22,481)	(172,090)	42,171
Net Income	$ 947,009	$ 1,519,003	$ 1,869,862
Income Per Share from Continuing Operations:			
Basic	$ 1.94	$ 3.26	$ 3.31
Diluted	$ 1.93	$ 3.24	$ 3.29
Income (Loss) Per Share from Discontinued Operations:			
Basic	$ (0.04)	$ (0.33)	$ 0.08
Diluted	$ (0.04)	$ (0.33)	$ 0.08
Net Income Per Share:			
Basic	$ 1.89	$ 2.93	$ 3.39
Diluted	$ 1.89	$ 2.91	$ 3.36

The Notes to Financial Statements are an integral part of this statement.

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31		
	2009	2008	2007
Beginning Balance	$9,196,465	$ 9,879,065	$10,406,511
Net income	947,009	1,519,003	1,869,862
Cash dividends declared	(620,679)	(604,988)	(533,519)
Retirement of treasury shares	—	(1,583,827)	(1,841,230)
Cumulative effect of adopting new accounting guidance, net of tax	(1,055)	(12,788)	(22,559)
Ending Balance	$9,521,740	$ 9,196,465	$ 9,879,065

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31		
	2009	2008	2007
Net Income	$ 947,009	$1,519,003	$1,869,862
Other Comprehensive Income:			
Foreign currency translation adjustments	716,208	(874,952)	424,037
Pension and other postretirement benefit adjustments, net of tax	(62,271)	(432,618)	180,110
Comprehensive Income	$1,600,946	$ 211,433	$2,474,009

The Notes to Financial Statements are an integral part of these statements.

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

In Thousands except shares	December 31 2009	December 31 2008
Assets		
Current Assets:		
Cash and equivalents	$ 1,318,772	$ 742,950
Trade receivables	2,491,492	2,571,987
Inventories	1,356,233	1,774,697
Deferred income taxes	231,858	206,496
Prepaid expenses and other current assets	276,240	375,778
Assets held for sale	—	82,071
Total current assets	5,674,595	5,753,979
Plant and Equipment:		
Land	247,911	227,167
Buildings and improvements	1,589,534	1,457,732
Machinery and equipment	3,945,692	3,714,456
Equipment leased to others	182,485	164,504
Construction in progress	90,908	98,876
	6,056,530	5,662,735
Accumulated depreciation	(3,920,003)	(3,553,303)
Net plant and equipment	2,136,527	2,109,432
Investments	451,293	465,894
Goodwill	4,860,732	4,517,550
Intangible Assets	1,723,417	1,779,669
Deferred Income Taxes	673,044	75,999
Other Assets	562,376	501,028
	$16,081,984	$15,203,551
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term debt	$ 213,681	$ 2,433,973
Accounts payable	689,572	683,991
Accrued expenses	1,359,394	1,315,106
Cash dividends payable	155,724	154,726
Income taxes payable	417,267	216,751
Liabilities held for sale	—	20,546
Total current liabilities	2,835,638	4,825,093
Noncurrent Liabilities:		
Long-term debt	2,914,874	1,247,883
Deferred income taxes	207,677	125,089
Other	1,305,919	1,330,395
Total noncurrent liabilities	4,428,470	2,703,367
Stockholders' Equity:		
Common stock:		
Issued — 535,010,960 shares in 2009 and 531,789,730 shares in 2008	5,350	5,318
Additional paid-in-capital	270,985	105,497
Income reinvested in the business	9,521,740	9,196,465
Common stock held in treasury	(1,390,594)	(1,390,594)
Accumulated other comprehensive income	400,726	(253,211)
Noncontrolling interest	9,669	11,616
Total stockholders' equity	8,817,876	7,675,091
	$16,081,984	$15,203,551

The Notes to Financial Statements are an integral part of this statement.

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

In Thousands	For the Years Ended December 31 2009	2008	2007
Cash Provided by (Used for) Operating Activities:			
Net income	$ 947,009	$ 1,519,003	$ 1,869,862
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	366,127	367,615	363,701
Amortization and impairment of goodwill and other intangible assets	308,798	324,292	161,043
Change in deferred income taxes	(477,582)	(97,807)	(5,522)
Provision for uncollectible accounts	16,191	15,405	5,998
Loss on sale of plant and equipment	1,856	4,245	743
Income from investments	(4,944)	(17,017)	(47,880)
(Gain) loss on sale of operations and affiliates	34,315	43,522	(34,807)
Stock compensation expense	51,858	41,686	30,471
Other non-cash items, net	(1,548)	2,731	(3,141)
Change in assets and liabilities:			
(Increase) decrease in —			
Trade receivables	336,873	263,478	(56,971)
Inventories	572,679	(97,319)	(4,543)
Prepaid expenses and other assets	8,939	(76,146)	(15,676)
Increase (decrease) in —			
Accounts payable	(84,526)	(191,856)	(37,823)
Accrued expenses and other liabilities	(256,171)	(21,141)	(2,301)
Income taxes receivable and payable	324,231	147,660	260,427
Other, net	2,484	(6,127)	716
Net cash provided by operating activities	2,146,589	2,222,224	2,484,297
Cash Provided by (Used for) Investing Activities:			
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(281,674)	(1,546,982)	(812,757)
Additions to plant and equipment	(247,102)	(362,312)	(353,355)
Purchases of investments	(17,586)	(19,583)	(28,734)
Proceeds from investments	20,215	26,932	91,184
Proceeds from sale of plant and equipment	28,590	23,393	21,821
Proceeds from sale of operations and affiliates	17,259	106,053	160,457
Other, net	(23,824)	9,182	(2,664)
Net cash used for investing activities	(504,122)	(1,763,317)	(924,048)
Cash Provided by (Used for) Financing Activities:			
Cash dividends paid	(619,681)	(598,690)	(502,430)
Issuance of common stock	101,733	56,189	116,665
Repurchases of common stock	—	(1,390,594)	(1,757,761)
Net proceeds (repayments) of debt with original maturities of three months or less	(1,610,262)	1,510,374	(266,968)
Proceeds from debt with original maturities of more than three months	2,159,140	118,662	1,062,108
Repayments of debt with original maturities of more than three months	(1,285,348)	(161,423)	(17,754)
Excess tax benefits from share-based compensation	4,051	4,003	16,212
Repayment of preferred stock of subsidiary	—	—	(40,000)
Net cash used for financing activities	(1,250,367)	(461,479)	(1,389,928)
Effect of Exchange Rate Changes on Cash and Equivalents	183,722	(82,002)	66,996
Cash and Equivalents:			
Increase (decrease) during the year	575,822	(84,574)	237,317
Beginning of year	742,950	827,524	590,207
End of year	$ 1,318,772	$ 742,950	$ 827,524
Cash Paid During the Year for Interest	$ 153,971	$ 157,175	$ 132,757
Cash Paid During the Year for Income Taxes, Net of Refunds	$ 364,383	$ 619,885	$ 448,102
Liabilities Assumed from Acquisitions	$ 57,863	$ 577,035	$ 465,303

The Notes to Financial Statements are an integral part of this statement.

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 840 operations in 57 countries. The Company primarily serves the construction, general industrial, automotive and food institutional/restaurant markets.

Significant accounting principles and policies of the Company are in italics. Certain reclassifications of prior years' data have been made to conform to current year reporting.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, goodwill and intangible assets, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock options.

Consolidation and Translation — *The financial statements include the Company and substantially all of its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.*

Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity.

Discontinued Operations — The Company periodically reviews its 840 operations for businesses which may no longer be aligned with its long-term objectives. In August 2008, the Company's Board of Directors authorized the divestiture of the Click Commerce industrial software business which was previously reported in the All Other segment. In the second quarter of 2009, the Company completed the sale of the Click Commerce business.

In 2007, the Company divested an automotive machinery business and a consumer packaging business. In the fourth quarter of 2007, the Company classified an automotive components business and a second consumer packaging business as held for sale. The consumer packaging business was sold in 2008. The Company completed the sale of the automotive components business in the third quarter of 2009.

In May 2009, the Company's Board of Directors rescinded a resolution from August 2008 to divest the Decorative Surfaces segment. The consolidated financial statements and related notes for all periods have been restated to present the results related to the Decorative Surfaces segment as continuing operations.

Results of the discontinued operations for the years ended December 31, 2009, 2008 and 2007 were as follows:

In Thousands	2009	2008	2007
Operating revenues	$ 26,498	$ 117,553	$168,597
Income (loss) before taxes	$(33,678)	$(171,629)	$ 35,928
Income tax (expense) benefit	11,197	(461)	6,243
Income (loss) from discontinued operations	$(22,481)	$(172,090)	$ 42,171

In 2009, income (loss) before taxes includes losses on disposals of $27,665,000 on the Click Commerce and automotive components businesses.

In 2008, income (loss) before taxes includes goodwill impairment charges of $132,563,000 related to the Click Commerce business and losses on anticipated sale of $64,000,000 related to the Click Commerce and the automotive components businesses. Also included are gains on disposals of $19,942,000, primarily related to the completed divestiture of a consumer packaging business.

In 2007, income (loss) before taxes includes gains on disposals of $33,168,000 related to the completed divestitures of an automotive machinery business and a consumer packaging business.

As of December 31, 2008, the assets and liabilities of the Click Commerce business and a certain automotive components business were included in assets and liabilities held for sale. The total assets and liabilities held for sale as of December 31, 2008 were as follows:

In Thousands	2008
Trade receivables	$ 18,122
Inventories	2,369
Net plant and equipment	11,308
Net goodwill and intangible assets	108,405
Other	5,867
Loss reserve on assets held for sale	(64,000)
Total assets held for sale	$ 82,071
Accounts payable	$ 1,119
Accrued expenses	19,427
Total liabilities held for sale	$ 20,546

Acquisitions — *The Company accounts for acquisitions under the acquisition method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company's consolidated financial statements from the date of acquisition.* Acquisitions, individually and in the aggregate, did not materially affect the Company's results of operations or financial position for all periods presented. Summarized information related to acquisitions is as follows:

In Thousands except number of acquisitions	2009	2008	2007
Number of acquisitions	20	50	52
Net cash paid during the year	$281,674	$1,546,982	$812,757

The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2009, 2008 and 2007 were as follows:

	2009		2008		2007	
In Thousands except for weighted-average lives (years)	Weighted-Average Life	Premium Recorded	Weighted-Average Life	Premium Recorded	Weighted-Average Life	Premium Recorded
Goodwill		$ 94,694		$ 675,356		$396,704
Amortizable intangible assets:						
Customer lists and relationships	10.6	44,416	12.6	416,904	10.6	182,942
Patents and proprietary technology	12.2	33,812	12.7	111,593	8.7	64,033
Trademarks and brands	13.3	21,385	16.0	140,158	16.8	52,771
Noncompete agreements	6.8	7,021	3.2	25,637	3.9	12,362
Other	4.4	6,909	2.3	15,326	4.3	16,997
Total amortizable intangible assets	10.9	113,543	12.7	709,618	10.6	329,105
Indefinite-lived intangible assets:						
Trademarks and brands		13,218		39,488		28,426
Total premium recorded		$221,455		$1,424,462		$754,235

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $71,529,000 in 2009, $83,694,000 in 2008, and $104,276,000 in 2007 will be tax deductible.

On January 1, 2009, the Company adopted new accounting guidance related to business combinations. The new accounting guidance requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. The new guidance also requires prospectively that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. Upon adoption of the new guidance, the Company recorded an after-tax charge to equity of $1,055,000.

Operating Revenues *are recognized when the risks and rewards of ownership are transferred to the customer,* which is generally at the time of product shipment. No single customer accounted for more than 5% of consolidated revenues in 2009, 2008 or 2007.

Research and Development Expenses *are recorded as expense in the year incurred.* These costs were $198,536,000 in 2009, $212,658,000 in 2008 and $197,595,000 in 2007.

Rental Expense was $175,092,000 in 2009, $161,810,000 in 2008 and $145,353,000 in 2007. Future minimum lease payments for the years ending December 31 are as follows:

In Thousands	
2010	$150,881
2011	106,430
2012	75,920
2013	56,747
2014	43,864
2015 and future years	68,249
	$502,091

Advertising Expenses *are recorded as expense in the year incurred.* These costs were $79,259,000 in 2009, $107,395,000 in 2008 and $113,026,000 in 2007.

Other Income (Expense) consisted of the following:

In Thousands	2009	2008	2007
Interest income	$ 17,551	$ 29,392	$ 19,975
Investment income	4,944	17,017	47,880
Losses on foreign currency transactions	(24,948)	(1,407)	(14,180)
German transfer tax settlement	—	(44,002)	—
Other, net	(4,897)	3,710	4,594
	$ (7,350)	$ 4,710	$ 58,269

Income Taxes — *The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.* The components of the provision for income taxes were as shown below:

In Thousands	2009	2008	2007
U.S. Federal income taxes:			
Current	$ 229,929	$329,200	$435,013
Deferred	(13,861)	(8,866)	57,397
Benefit of net operating loss and foreign tax credits carryforwards	(86,022)	—	(2,212)
	$ 130,046	$320,334	$490,198
Foreign income taxes:			
Current	$ 369,766	$285,476	$262,163
Deferred	(235,341)	6,189	(22,487)
Benefit of net operating loss carryforwards	(32,910)	(1,532)	(22,128)
	$ 101,515	$290,133	$217,548
State income taxes:			
Current	$ 42,182	$ 78,285	$ 46,210
Deferred	(25,500)	(28,307)	2,293
Benefit of net operating loss carryforwards	(3,943)	—	—
	$ 12,739	$ 49,978	$ 48,503
	$ 244,300	$660,445	$756,249

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

In Thousands	2009	2008	2007
Domestic	$ 499,654	$1,198,006	$1,646,964
Foreign	714,136	1,153,532	936,976
	$1,213,790	$2,351,538	$2,583,940

The reconciliation between the U.S. Federal statutory tax rate and the effective tax rate was as follows:

	2009	2008	2007
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. Federal tax benefit	0.8	1.6	1.5
Nondeductible goodwill impairment	2.5	—	—
Differences between U.S. Federal statutory and foreign tax rates	(3.3)	(3.2)	(1.7)
Nontaxable foreign interest income	(4.6)	(3.1)	(2.7)
Foreign tax credit related to a global legal structure reorganization	(7.0)	—	—
German tax audit settlement	(4.7)	—	—
Tax effect of foreign dividends	1.3	0.2	0.3
Tax relief for U.S. manufacturers	(0.8)	(1.0)	(0.9)
Other, net	0.9	(1.4)	(2.2)
Effective tax rate	20.1%	28.1%	29.3%

Deferred U.S. Federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately $5,700,000,000 and

$4,500,000,000 as of December 31, 2009 and 2008, respectively, as these earnings are considered permanently invested. Upon repatriation of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2009 and 2008 were as follows:

	2009		2008	
In Thousands	Asset	Liability	Asset	Liability
Goodwill and intangible assets	$ 524,899	$(792,361)	$ 211,838	$ (750,830)
Inventory reserves, capitalized tax cost and LIFO inventory	65,598	(15,745)	57,365	(16,808)
Investments	33,133	(59,324)	13,940	(118,047)
Plant and equipment	36,879	(91,672)	30,408	(91,872)
Accrued expenses and reserves	114,242	—	116,220	—
Employee benefit accruals	327,991	—	306,803	—
Foreign tax credit carryforwards	211,301	—	94,653	—
Net operating loss carryforwards	511,576	—	365,473	—
Capital loss carryforwards	31,055	—	52,626	—
Allowances for uncollectible accounts	17,992	—	18,716	—
Pension liabilities	131,647	—	148,576	—
Other	119,128	(34,388)	101,886	(33,261)
Gross deferred income tax assets (liabilities)	2,125,441	(993,490)	1,518,504	(1,010,818)
Valuation allowances	(434,726)	—	(350,280)	—
Total deferred income tax assets (liabilities)	$1,690,715	$(993,490)	$1,168,224	$(1,010,818)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2009 and 2008 relate primarily to certain net operating loss carryforwards and capital loss carryforwards.

At December 31, 2009, the Company had net operating loss carryforwards available to offset future taxable income in the U.S. and certain foreign jurisdictions, which expire as follows:

In Thousands	Gross Net Operating Loss Carryforwards
2010	$ 3,374
2011	6,484
2012	11,919
2013	14,907
2014	11,143
2015	3,308
2016	10,421
2017	5,155
2018	21,854
2019	59,891
2020	69,430
2021	73,808
2022	23,110
2023	19,626
2024	18,031
2025	8,306
2026	650
2027	2,163
2028	3,718
2029	2,096
Do not expire	1,241,324
	$1,610,718

The Company has foreign tax credit carryovers of $211,301,000 as of December 31, 2009 and $94,653,000 as of December 31, 2008 that are available for use by the Company between 2010 and 2019.

The changes in the amount of unrecognized tax benefits during 2009, 2008 and 2007 were as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 800,000	$773,000	$688,000
Additions based on tax positions related to the current year	123,000	67,000	55,000
Additions for tax positions of prior years	122,000	107,000	116,000
Reductions for tax positions of prior years	(18,000)	(66,000)	(86,000)
Settlements	(383,000)	—	(26,000)
Foreign currency translation	81,000	(81,000)	26,000
Ending balance	$ 725,000	$800,000	$773,000

Included in the balance at December 31, 2009, are approximately $546,000,000 of tax positions that, if recognized, would impact the Company's effective tax rate.

The Company settled several items during 2009 related to its German and U.S. tax audits. The most significant of which related to a financing transaction, leveraged leases and mortgage-backed securities.

The Company is litigating its dispute with the Australian Tax Office over the treatment of an intercompany financing transaction between the U.S. and Australia. The Company has recorded its best estimate of the exposure for this audit; however, it is reasonably possible that the Company will resolve the Australian financing issue within the next 12 months and that the amount of the Company's unrecognized tax benefits may decrease by approximately $159,000,000.

The Company files numerous consolidated and separate tax returns in the U.S. Federal jurisdiction and in many state and foreign jurisdictions. The following table summarizes the open tax years for the Company's major jurisdictions:

Jurisdiction	Open Tax Years
United States — Federal	2001-2009
United Kingdom	2000-2009
Germany	2002-2009
France	2000-2009
Australia	2002-2009

The Company recognizes interest and penalties related to income tax matters in income tax expense. The accrual for interest and penalties as of December 31, 2009 and 2008 was $45,000,000 and $7,000,000, respectively.

Income from Continuing Operations Per Share *is computed by dividing income from continuing operations by the weighted-average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted-average number of shares assuming dilution for stock options and restricted stock.* Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised and the unvested restricted stock vested during the period. The computation of income from continuing operations per share was as follows:

In Thousands except per share amounts	2009	2008	2007
Income from continuing operations	$969,490	$1,691,093	$1,827,691
Income from continuing operations per share — Basic:			
Weighted-average common shares	500,177	518,609	551,549
Income from continuing operations per share — Basic	$ 1.94	$ 3.26	$ 3.31
Income from continuing operations per share — Diluted:			
Weighted-average common shares	500,177	518,609	551,549
Effect of dilutive stock options and restricted stock	1,744	2,604	4,481
Weighted-average common shares assuming dilution	501,921	521,213	556,030
Income from continuing operations per share — Diluted	$ 1.93	$ 3.24	$ 3.29

Options that were considered antidilutive were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2009, 2008 and 2007 were 14,581,559, 11,729,898 and 3,658,862, respectively.

Cash and Equivalents included interest-bearing instruments of $791,010,000 at December 31, 2009 and $339,901,000 at December 31, 2008. *Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.*

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2009, 2008 and 2007 were as follows:

In Thousands	2009	2008	2007
Beginning balance	$(75,965)	$(74,816)	$(61,649)
Provision charged to expense	(16,191)	(15,405)	(5,998)
Write-offs, net of recoveries	25,250	11,526	10,156
Acquisitions and divestitures	(2,327)	(9,898)	(12,886)
Foreign currency translation	(8,602)	9,599	(4,929)
Transfer to assets held for sale	—	699	381
Other	(31)	2,330	109
Ending balance	$(77,866)	$(75,965)	$(74,816)

Inventories at December 31, 2009 and 2008 were as follows:

In Thousands	2009	2008
Raw material	$ 417,314	$ 612,190
Work-in-process	137,463	174,607
Finished goods	801,456	987,900
	$1,356,233	$1,774,697

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out ("LIFO") method is used to determine the cost of the inventories of approximately half of the U.S. operations. Inventories priced at LIFO were 22% and 25% of total inventories as of December 31, 2009 and 2008, respectively. *The first-in, first-out ("FIFO") method, which approximates current cost, is used for all other inventories.* If the FIFO method was used for all inventories, total inventories would have been approximately $115,090,000 and $159,721,000 higher than reported at December 31, 2009 and 2008, respectively.

Prepaid Expenses and Other Current Assets as of December 31, 2009 and 2008 were as follows:

In Thousands	2009	2008
Value-added-tax receivables	$ 47,568	$ 45,598
Insurance	31,052	30,215
Vendor advances	30,712	25,485
Income tax refunds receivable	16,222	142,179
Other	150,686	132,301
	$276,240	$375,778

Plant and Equipment *are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.*

Depreciation was $365,372,000 in 2009, $366,711,000 in 2008 and $359,076,000 in 2007, and was reflected primarily in cost of revenues. Discontinued operations depreciation was $755,000 in 2009, $904,000 in 2008 and $4,625,000 in 2007 and was reflected in income (loss) from discontinued operations. *Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.*

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10 — 50 years
Machinery and equipment	3 — 20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2009 and 2008 consisted of the following:

In Thousands	2009	2008
Leases of equipment	$271,725	$265,278
Affordable housing limited partnerships	59,986	79,161
Venture capital limited partnership	59,046	69,053
Properties held for sale	35,908	28,876
Property developments	24,628	23,526
	$451,293	$465,894

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2009 and 2008 were as shown below:

In Thousands	2009	2008
Leveraged, direct financing and sales-type leases:		
Gross lease contracts receivable, net of nonrecourse debt service	$ 145,738	$ 145,842
Estimated residual value of leased assets	247,512	247,512
Unearned income	(131,385)	(139,020)
	261,865	254,334
Equipment under operating leases	9,860	10,944
	$ 271,725	$ 265,278

Deferred tax liabilities related to leveraged and direct financing leases were $54,707,000 and $110,079,000 at December 31, 2009 and 2008, respectively.

The investment in leases of equipment at December 31, 2009 and 2008 relates to the following types of equipment:

In Thousands	2009	2008
Telecommunications	$172,011	$168,252
Air traffic control	62,856	58,997
Aircraft	36,520	37,603
Manufacturing	338	426
	$271,725	$265,278

In 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48,763,000. In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with a cash investment of $144,676,000. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company has the right to recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term.

Income from leveraged, direct financing and sales-type leases was $7,636,000 for the year ended December 31, 2009. Expense from leveraged, direct financing and sales-type leases was $10,158,000 for the year ended December 31, 2008. Income from leveraged, direct financing and sales-type leases was $8,280,000 for the year ended December 31, 2007. *Unearned income related to leveraged leases is recognized as lease income over the life of the lease based on the effective yield of the lease. The Company adjusts recognition of lease income on its leveraged leases when there is a change in the assumptions affecting total income or the timing of cash flows associated with the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.*

On January 1, 2007, the Company adopted new accounting guidance that addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Upon adoption of this guidance, the Company recorded an after-tax charge to equity of $22,559,000, resulting from a change in the timing of expected cash flows related to income tax benefits of the Company's leveraged lease transactions.

Other Investments

The Company has entered into several affordable housing limited partnerships primarily to receive tax benefits in the form of tax credits and tax deductions from operating losses. *These affordable housing investments are accounted for using the effective yield method, in which the investment is amortized to income tax expense as the tax benefits are received. The tax credits are credited to income tax expense as they are allocated to the Company.*

The Company entered into a venture capital limited partnership in 2001 that invests primarily in late-stage venture capital opportunities. The Company has a 25% limited partnership interest and *accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership's income or loss. The partnership's financial statements are prepared on a mark-to-market basis.*

The Company has invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. *These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships' income or loss.*

The Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to the property development investments and affordable housing investments, therefore it does not consolidate those entities. The Company's maximum exposure to loss related to the property development investments and affordable housing investments is $32,253,000 and $59,986,000, respectively, as of December 31, 2009.

Cash Flows

Cash flows related to investments during 2009, 2008 and 2007 were as follows:

In Thousands	2009	2008	2007
Cash used to purchase investments:			
Affordable housing limited partnerships	$(15,679)	$(16,078)	$(16,789)
Property developments	(1,166)	(1,739)	(3,414)
Venture capital limited partnership	(741)	(1,566)	(8,252)
Other	—	(200)	(279)
	$(17,586)	$(19,583)	$(28,734)
Cash proceeds from investments:			
Affordable housing limited partnerships	$ 8,025	$ 2,552	$ —
Properties held for sale	5,207	4,933	5,149
Leases of equipment	3,985	5,746	7,085
Venture capital limited partnership	2,407	12,723	44,792
Property developments	575	972	2,506
Prepaid forward contract	—	—	31,629
Other	16	6	23
	$ 20,215	$ 26,932	$ 91,184

Goodwill and Intangible Assets — Goodwill represents the excess cost over fair value of the net assets of purchased businesses. *The Company does not amortize goodwill and intangible assets that have indefinite lives. The Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the estimated fair value of the related reporting unit or intangible asset.*

On January 1, 2009, the Company adopted new accounting guidance on fair value measurements for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The new accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and provides guidance for measuring fair value and the necessary disclosures.

When performing its annual impairment assessment, the Company compares the estimated fair value of each of its 60 reporting units to its carrying value. Fair values are determined primarily by discounting estimated future cash flows based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant reporting unit. The Company also considers additional valuation techniques, such as market multiples from similar transactions and quoted market prices of relevant public companies. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit's goodwill.

The Company's indefinite-lived intangibles consist of trademarks and brands. The estimated fair values of these intangibles are determined based on a relief-of-royalty income approach derived from internally forecasted revenues of the related products. If the fair value of the trademark or brand is less than its carrying value, an impairment loss is recorded for the difference between the estimated fair value and carrying value of the intangible asset.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2009, 2008 and 2007 were as follows:

In Thousands	2009	2008	2007
Goodwill:			
Impairment	$ 90,000	$ 137	$ 988
Intangible Assets:			
Amortization	203,230	184,410	145,702
Impairment	15,568	1,438	1,166
	$308,798	$185,985	$147,856

Income (loss) from discontinued operations included goodwill impairment charges of $132,563,000 in 2008 and amortization of $5,744,000 in 2008 and $13,187,000 in 2007.

In the first quarter of 2009, the Company performed its annual goodwill impairment assessment which resulted in impairment charges of $60,000,000 related to the pressure sensitive adhesives reporting unit in the Polymers & Fluids segment and $18,000,000 related to the PC board fabrication reporting unit in the Power Systems & Electronics segment.

In the third quarter of 2009, the Company changed the date of its annual goodwill impairment assessment from the first quarter to the third quarter. This constitutes a change in the method of applying an accounting principle that the Company believes is preferable, as it better aligns the timing of the Company's goodwill impairment assessment with the Company's annual business planning and forecasting process. In the third quarter of 2009, the Company performed its goodwill impairment assessment which resulted in a charge of $12,000,000 related to the truck remanufacturing and related parts and service reporting unit in the Transportation segment.

Also in 2009, intangible asset impairments of $15,568,000 were recorded to reduce to the estimated fair value the carrying value of certain trademarks, brands and patents. Approximately $5,800,000 of this total charge related to the PC board fabrication reporting unit and the remainder to various trademarks, brands and patents of other reporting units. The annual impairment testing of goodwill and intangible assets during 2008 and 2007 resulted in immaterial impairment charges for continuing operations.

The impairments during 2009 were primarily related to new reporting units which were acquired over the last few years before the recent economic downturn. These charges were driven primarily by lower current forecasts compared to the expected forecasts at the time the reporting units were acquired.

A summary of goodwill and intangible assets that were adjusted to fair value and the related impairment charges included in earnings for 2009 is as follows:

In Thousands	Book Value	Fair Value	Total Impairment Charges
Goodwill	$449,000	$359,000	$90,000
Intangible assets	98,544	82,976	15,568

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2008 were as follows:

In Thousands	Transpor-tation	Industrial Packaging	Food Equipment	Power Systems & Electronics	Construction Products	Polymers & Fluids	Decorative Surfaces	All Other	Total
Balance, December 31, 2007	$483,617	$711,444	$174,366	$387,923	$554,366	$542,924	$15,778	$1,516,747	$4,387,165
2008 activity:									
Acquisitions & divestitures	138,162	32,699	39,693	60,399	10,332	269,596	—	202,568	753,449
Impairment charges	—	—	—	—	—	—	—	(132,700)	(132,700)
Foreign currency translation	(47,667)	(72,698)	(21,004)	(22,134)	(60,228)	(84,490)	(2,513)	(103,222)	(413,956)
Transfer to assets held for sale	—	—	—	—	—	—	—	(76,408)	(76,408)
Intersegment goodwill transfers	(23,083)	—	—	—	—	23,083	—	—	—
Balance, December 31, 2008	551,029	671,445	193,055	426,188	504,470	751,113	13,265	1,406,985	4,517,550
2009 activity:									
Acquisitions & divestitures	(9,354)	16,200	6,052	(815)	3,495	(3,845)	—	69,785	81,518
Impairment charges	(12,000)	—	—	(18,000)	—	(60,000)	—	—	(90,000)
Foreign currency translation	36,067	76,518	18,794	17,775	65,941	59,426	199	76,944	351,664
Intersegment goodwill transfers	(17,089)	18,468	(3,005)	—	—	3,646	—	(2,020)	—
Balance, December 31, 2009	$548,653	$782,631	$214,896	$425,148	$573,906	$750,340	$13,464	$1,551,694	$4,860,732

As of December 31, 2009 and 2008, accumulated goodwill impairment charges from continuing operations were $127,975,000 and $37,975,000, respectively.

Intangible assets as of December 31, 2009 and 2008 were as follows:

In Thousands	2009 Cost	2009 Accumulated Amortization	2009 Net	2008 Cost	2008 Accumulated Amortization	2008 Net
Amortizable intangible assets:						
Customer lists and relationships	$1,135,601	$(302,629)	$ 832,972	$1,019,411	$(201,490)	$ 817,921
Patents and proprietary technology	447,210	(171,439)	275,771	403,058	(137,748)	265,310
Trademarks and brands	403,364	(89,251)	314,113	400,944	(60,210)	340,734
Software	186,955	(134,816)	52,139	184,688	(115,747)	68,941
Noncompete agreements	155,822	(120,011)	35,811	146,740	(100,758)	45,982
Other	95,490	(85,027)	10,463	118,036	(78,371)	39,665
Total amortizable intangible assets	2,424,442	(903,173)	1,521,269	2,272,877	(694,324)	1,578,553
Indefinite-lived intangible assets:						
Trademarks and brands	202,148	—	202,148	201,116	—	201,116
Total intangible assets	$2,626,590	$(903,173)	$1,723,417	$2,473,993	$(694,324)	$1,779,669

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of 3 to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

In Thousands	
2010	$204,000
2011	190,000
2012	180,000
2013	161,000
2014	148,000

Other Assets as of December 31, 2009 and 2008 consisted of the following:

In Thousands	2009	2008
Cash surrender value of life insurance policies	$340,294	$313,028
Customer tooling	69,964	56,331
Noncurrent receivables	40,679	40,048
Prepaid pension assets	15,907	9,909
Other	95,532	81,712
	$562,376	$501,028

Pension and Other Postretirement Benefits — The Company has both funded and unfunded defined benefit pension and other postretirement benefit plans, predominately in the U.S. covering a majority of U.S. employees.

The U.S. primary pension plan provides benefits based on years of service and final average salary. In addition to pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company has various defined benefit pension plans in certain foreign countries, mainly the United Kingdom, Germany, Canada and Australia. The U.S. primary postretirement health care plan is contributory with the participants' contributions adjusted annually. The U.S. primary postretirement life insurance plan is noncontributory.

Beginning January 1, 2007, the U.S. primary pension and other postretirement benefit plans were closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in these plans are eligible for additional Company contributions under the existing U.S. primary defined contribution retirement plans.

On January 1, 2008, the Company adopted new accounting guidance which required the Company to change the measurement date of its defined benefit plans to correspond with the Company's fiscal year end. The Company previously used a September 30 measurement date. As allowed under the provisions of this new guidance, the Company elected to remeasure its plan assets and benefit obligation as of the beginning of the fiscal year. Upon adoption, the Company recorded an after-tax charge of $12,788,000 to beginning retained earnings and an after-tax gain to accumulated other comprehensive income of $3,573,000 related to the three months ended December 31, 2007.

The Company's expense related to defined contribution plans was $66,000,000 in 2009, $66,700,000 in 2008 and $60,100,000 in 2007.

Summarized information regarding the Company's significant defined benefit pension and other postretirement benefit plans is as follows:

	Pension			Other Postretirement Benefits		
In Thousands	2009	2008	2007	2009	2008	2007
Components of net periodic benefit cost:						
Service cost	$ 97,805	$ 110,381	$ 115,009	$ 12,567	$ 14,340	$ 14,957
Interest cost	119,855	119,436	106,670	30,506	32,615	32,133
Expected return on plan assets	(153,974)	(167,391)	(156,058)	(13,612)	(15,391)	(11,594)
Amortization of actuarial (gain) loss	8,408	2,543	20,146	40	(914)	1,989
Amortization of prior service (income) cost	(1,587)	(2,420)	(2,382)	6,423	6,261	6,261
Amortization of transition amount	163	92	15	—	—	—
Settlement/curtailment (income) loss	(11,941)	13,226	5,766	—	(1,929)	—
Net periodic benefit cost	$ 58,729	$ 75,867	$ 89,166	$ 35,924	$ 34,982	$ 43,746

In Thousands	Pension 2009	Pension 2008	Other Postretirement Benefits 2009	Other Postretirement Benefits 2008
Change in benefit obligation:				
Benefit obligation at January 1	$1,912,662	$2,077,660	$ 486,019	$ 514,146
Service cost	97,805	110,381	12,567	14,340
Interest cost	119,855	119,436	30,506	32,615
Plan participants' contributions	5,497	7,307	16,262	14,945
Amendments	—	949	—	—
Actuarial loss (gain)	202,795	(123,608)	33,213	(37,259)
Acquisitions	—	20,601	—	—
Benefits paid	(199,600)	(148,868)	(48,309)	(54,947)
Medicare subsidy received	—	—	3,822	3,342
Liabilities from other immaterial plans	—	6,026	(246)	8,119
Adoption of new accounting guidance	—	(16,118)	—	(10,392)
Settlement/curtailment (gain) loss	(13,598)	12,256	—	1,110
Foreign currency translation	68,229	(153,360)	—	—
Benefit obligation at December 31	$2,193,645	$1,912,662	$ 533,834	$ 486,019
Change in plan assets:				
Fair value of plan assets at January 1	$1,422,478	$2,261,930	$ 194,453	$ 194,449
Actual return on plan assets	271,520	(597,295)	38,600	(57,620)
Company contributions	217,823	41,627	58,747	78,532
Plan participants' contributions	5,497	7,307	16,262	14,945
Acquisitions	—	19,893	—	—
Benefits paid	(199,600)	(148,868)	(48,309)	(54,947)
Assets from other immaterial plans	—	4,222	—	—
Settlement/curtailment loss	(901)	—	—	—
Adoption of new accounting guidance	—	(26,492)	—	19,094
Foreign currency translation	43,136	(139,846)	—	—
Fair value of plan assets at December 31	$1,759,953	$1,422,478	$ 259,753	$ 194,453
Funded status	$ (433,692)	$ (490,184)	$(274,081)	$(291,566)
Other immaterial plans	(19,121)	(17,385)	(2,744)	(4,545)
Net liability at December 31	$ (452,813)	$ (507,569)	$(276,825)	$(296,111)
The amounts recognized in the statement of financial position as of December 31 consist of:				
Other assets	$ 15,907	$ 9,909	$ —	$ —
Accrued expenses	(17,802)	(18,209)	(9,025)	(10,287)
Other noncurrent liabilities	(450,918)	(499,269)	(267,800)	(285,824)
Net liability at end of year	$ (452,813)	$ (507,569)	$(276,825)	$(296,111)
The pre-tax amounts recognized in accumulated other comprehensive income consist of:				
Net loss (gain)	$ 783,449	$ 706,520	$ 3,216	$ (5,598)
Prior service cost	6,782	5,353	17,737	24,160
Net transition obligation	1,895	2,474	—	—
	$ 792,126	$ 714,347	$ 20,953	$ 18,562
Accumulated benefit obligation	$1,936,088	$1,672,185		
Plans with accumulated benefit obligation in excess of plan assets as of December 31:				
Projected benefit obligation	$1,572,100	$1,521,757		
Accumulated benefit obligation	$1,400,491	$1,354,777		
Fair value of plan assets	$1,214,826	$1,035,360		

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	Pension			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Assumptions used to determine benefit obligations at December 31:						
Discount rate	5.57%	6.59%	6.02%	5.80%	6.50%	6.50%
Rate of compensation increases	4.18	4.19	4.35	—	—	—
Assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	6.59%	6.18%	5.50%	6.50%	6.75%	5.95%
Expected return on plan assets	8.28	8.32	8.35	7.00	7.00	7.00
Rate of compensation increases	4.19	4.35	4.26	—	—	—

The expected long-term rates of return for pension and other postretirement benefit plans were developed using historical returns while factoring in current market conditions such as inflation, interest rates and equity performance.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at December 31, 2009, 2008 and September 30, 2007 were as follows:

	2009	2008	2007
Health care cost trend rate assumed for the next year	8.21%	8.71%	10.40%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2020	2016	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In Thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components for 2009	$ 1,029	$ (1,333)
Effect on postretirement benefit obligation at December 31, 2009	$14,870	$(16,619)

Plan Assets

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers with a focus on total return. The target allocations for plan assets are 55-70% equity securities, 30-45% debt securities, 0-1% real estate and 0-10% in other types of investments. The Company does not use derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines.

The assets in the Company's postretirement health care plan are primarily invested in life insurance policies. The Company's overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable tax exempt rate of return while preserving capital.

The following table presents the fair value of the Company's pension and other postretirement benefit plan assets at December 31, 2009 by asset category and valuation methodology. Level 1 assets are valued using unadjusted quoted prices for identical assets in active markets. Level 2 assets are valued using quoted prices or other observable inputs for similar assets. Level 3 assets are valued using unobservable inputs, but reflect the assumptions market participants would use in pricing the assets. Each financial instrument's categorization is based on the lowest level of input that is significant to the fair value measurement.

In Thousands	Level 1	Level 2	Level 3	Total
Pension Plan Assets:				
Cash and equivalents	$ 65,986	$ —	$ —	$ 65,986
Equity securities:				
Domestic	118,872	—	—	118,872
Foreign	149,908	—	—	149,908
Fixed income securities:				
Government securities	—	105,505	1,285	106,790
Corporate debt securities	—	235,401	2,092	237,493
Mortgage-backed securities	—	26,220	3,372	29,592
Other asset-backed securities	—	3,766	4	3,770
Investment contracts with insurance companies	—	12,560	—	12,560
Commingled funds:				
Mutual funds	286,315	—	—	286,315
Collective trust funds	—	673,472	—	673,472
Partnerships/private equity interests	—	—	68,847	68,847
Other	—	4,126	2,222	6,348
	$621,081	$1,061,050	$ 77,822	$1,759,953
Other Postretirement Benefit Plan Assets:				
Cash and equivalents	$ 26,711	$ —	$ —	$ 26,711
Life insurance policies	—	—	233,042	233,042
	$ 26,711	$ —	$233,042	$ 259,753

Cash and equivalents include cash on hand and investments with maturities of 90 days or less and are valued at cost which approximates fair value. Equity securities primarily include common and preferred equity securities covering a wide range of industries and geographies which are traded in active markets and are valued based on quoted prices. Fixed income securities primarily consist of U.S. and foreign government bills, notes and bonds, corporate debt securities, asset-backed securities, and investment contracts. The majority of the assets in this category are valued using a bid evaluation process with bid data provided by independent pricing sources. For securities where market data is not readily available, unobservable market data is used to value the security. Commingled funds include investments in public and private pooled funds. Mutual funds are traded in active markets and are valued based on quoted prices. The underlying investments include small-cap equity, international equity and long- and short-term fixed income instruments. Collective trust funds are private funds that are valued at the net asset value which is determined based on the fair value of the underlying investments. The underlying investments include both passive and actively managed U.S. and foreign large- and mid-cap equity funds and short-term investment funds. Partnerships/private equity interests are investments in partnerships where the benefit plan is a limited partner. The investments are valued by the investment managers on a periodic basis using pricing models that use market, income and cost valuation methods. Life insurance policies are used to fund other postretirement benefits in order to obtain favorable tax treatment. In accordance with accounting guidance related to pension and other postretirement benefit plans, the investments are valued based on the cash surrender value of the underlying policies.

The following table presents a reconciliation of Level 3 assets measured at fair value for pension and other postretirement benefit plans during the year ended December 31, 2009:

In Thousands	Balance, January 1, 2009	Realized Gains	Unrealized Gains/(Losses)	Purchases, Sales, Issuances & Settlements	Balance, December 31, 2009
Government securities	$ 460	$ —	$ 266	$ 559	$ 1,285
Corporate debt securities	729	—	363	1,000	2,092
Mortgage-backed securities	1,373	64	175	1,760	3,372
Other asset-backed securities	3	2	—	(1)	4
Partnerships/private equity interests	73,168	736	(11,018)	5,961	68,847
Life insurance policies	159,284	—	43,253	30,505	233,042
Other	1,426	1	1,181	(386)	2,222
	$236,443	$803	$ 34,220	$39,398	$310,864

Cash Flows

The Company generally funds its pension and other postretirement benefit plans as required by law or to the extent such contributions are tax deductible. The Company expects to contribute approximately $63,100,000 to its pension plans and $37,900,000 to its other postretirement benefit plans in 2010. The Company has not yet determined the extent of voluntary contributions, if any, to be made in 2010.

The Company's portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

In Thousands	Pension	Other Postretirement Benefits
2010	$ 173,786	$ 37,900
2011	173,509	39,780
2012	176,865	40,942
2013	185,671	40,623
2014	189,848	41,998
Years 2015-2019	1,008,525	232,166

Short-Term Debt as of December 31, 2009 and 2008 consisted of the following:

In Thousands	2009	2008
Bank overdrafts	$ 36,069	$ 53,592
Commercial paper	135,498	1,820,423
Current maturities of long-term debt	8,120	509,923
Other borrowings	33,994	50,035
	$213,681	$2,433,973

The weighted-average interest rate on commercial paper was 0.1% at December 31, 2009 and 1.4% at December 31, 2008.

In June 2009, the Company entered into a $2,000,000,000 line of credit agreement with a termination date of June 11, 2010 which replaced the prior line of credit. This amount, along with the revolving credit facility discussed in the Long-Term Debt note, support the issuance of commercial paper. No amount was outstanding under the facility at December 31, 2009.

The weighted-average interest rate on other borrowings was 4.1% at December 31, 2009 and 1.7% at December 31, 2008.

As of December 31, 2009, the Company had unused capacity of approximately $370,000,000 under international debt facilities.

Accrued Expenses as of December 31, 2009 and 2008 consisted of accruals for:

In Thousands	2009	2008
Compensation and employee benefits	$ 504,808	$ 464,504
Deferred revenue and customer deposits	233,281	231,960
Rebates	115,009	123,782
Warranties	63,028	65,961
Current portion of pension and other postretirement benefit obligations	26,827	28,496
Other	416,441	400,403
	$1,359,394	$1,315,106

The Company accrues for product warranties based on historical experience. The changes in accrued warranties during 2009, 2008 and 2007 were as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 65,961	$ 71,210	$ 70,119
Charges	(44,190)	(50,657)	(51,443)
Provision charged to expense	35,596	45,276	47,636
Acquisitions and divestitures	1,711	4,430	2,848
Foreign currency translation	3,950	(4,298)	2,050
Ending balance	$ 63,028	$ 65,961	$ 71,210

Long-Term Debt at December 31, 2009 and 2008 consisted of the following:

In Thousands	2009	2008
5.75% notes due March 1, 2009	$ —	$ 501,812
6.55% preferred debt securities due December 31, 2011	249,902	249,857
5.15% notes due April 1, 2014	799,447	—
5.25% Euro notes due October 1, 2014	1,125,241	951,545
6.25% notes due April 1, 2019	699,894	—
4.88% senior notes due thru December 31, 2020	27,667	33,346
Other borrowings	20,843	21,246
	2,922,994	1,757,806
Current maturities	(8,120)	(509,923)
	$2,914,874	$1,247,883

In 1999, the Company issued $500,000,000 of 5.75% redeemable notes due March 1, 2009. These notes were repaid at maturity.

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%.

In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value.

In 2007, the Company, through its wholly-owned subsidiary ITW Finance Europe S.A., issued €750,000,000 of 5.25% Euro notes due October 1, 2014, at 99.874% of face value. The effective interest rate of the notes is 5.3%.

In 2009, the Company issued $800,000,000 of 5.15% redeemable notes due April 1, 2014 at 99.92% of face value and $700,000,000 of 6.25% redeemable notes due April 1, 2019 at 99.98% of face value. The effective interest rates of the notes are 5.2% and 6.3%, respectively.

Other debt outstanding at December 31, 2009, bears interest at rates ranging from 0.3% to 13.5%, with maturities through the year 2029.

Based on rates for comparable instruments, the approximate fair value and related carrying value of the Company's long-term debt, including current maturities as of December 31, 2009 and 2008 were as follows:

	2009		2008	
In Thousands	**Fair Value**	**Carrying Value**	**Fair Value**	**Carrying Value**
5.75% notes due March 1, 2009	$ —	$ —	$ 503,550	$ 501,812
6.55% preferred debt securities due December 31, 2011	267,500	249,902	269,598	249,857
5.15% notes due April 1, 2014	870,176	799,447	—	—
5.25% Euro notes due October 1, 2014	1,192,860	1,125,241	856,355	951,545
6.25% notes due April 1, 2019	781,158	699,894	—	—
4.88% senior notes due thru December 31, 2020	28,815	27,667	31,555	33,346
Other borrowings	20,843	20,843	21,246	21,246
	$3,161,352	$2,922,994	$1,682,304	$1,757,806

In 2007, the Company entered into a $500,000,000 revolving credit facility with a termination date of June 15, 2012. No amounts were outstanding under this facility at December 31, 2009.

The Company's debt agreements' financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company's total debt, including guarantees, was 29% of total capitalization as of December 31, 2009, which was in compliance with these covenants.

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

In Thousands	
2011	$ 258,475
2012	7,076
2013	6,193
2014	1,929,012
2015 and future years	714,118
	$2,914,874

In connection with forming joint ventures, the Company has provided debt guarantees of $24,000,000 at December 31, 2009. The Company has recorded liabilities related to these guarantees of $17,000,000 at December 31, 2009.

At December 31, 2009, the Company had open stand-by letters of credit of $173,000,000, substantially all of which expire in 2010.

Other Noncurrent Liabilities at December 31, 2009 and 2008 consisted of the following:

In Thousands	2009	2008
Pension benefit obligation	$ 450,918	$ 499,269
Postretirement benefit obligation	267,800	285,824
Noncurrent tax reserves	197,957	193,560
Other	389,244	351,742
	$1,305,919	$1,330,395

Commitments and Contingencies — The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, product liability (including toxic tort) and general liability claims. *The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.* Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, liquidity or future operations.

Among the toxic tort cases in which the Company is a defendant, the Company as well as its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co., have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding consumables. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs' alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. Based upon the Company's experience in defending these claims, the Company believes that the resolution of these proceedings will not have a material adverse effect on the Company's financial position, liquidity or future operations. The Company has not recorded any significant reserves related to these cases.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $.01, **Additional Paid-In-Capital** and **Common Stock Held in Treasury** transactions during 2009, 2008 and 2007 are shown below.

In Thousands except shares	Common Stock Shares	Common Stock Amount	Additional Paid-In-Capital Amount	Common Stock Held in Treasury Shares	Common Stock Held in Treasury Amount
Balance, December 31, 2006	630,900,742	$6,309	$ 1,378,587	(72,151,184)	$(3,220,538)
During 2007 —					
Retirement of treasury shares	(72,151,184)	(721)	(1,378,587)	72,151,184	3,220,538
Shares issued for stock options	3,768,417	37	116,736	—	—
Shares surrendered on exercise of stock options	(1,950)	—	(108)	—	—
Shares issued for stock compensation	6,001	—	310	—	—
Stock compensation expense	—	—	30,471	—	—
Tax benefits related to stock options	—	—	16,212	—	—
Tax benefits related to defined contribution plans	—	—	9,989	—	—
Repurchases of common stock	—	—	—	(32,425,297)	(1,757,761)
Balance, December 31, 2007	562,522,026	5,625	173,610	(32,425,297)	(1,757,761)
During 2008 —					
Retirement of treasury shares	(32,425,297)	(324)	(173,610)	32,425,297	1,757,761
Shares issued for stock options	1,669,780	17	54,972	—	—
Shares issued for stock compensation	23,221	—	1,201	—	—
Stock compensation expense	—	—	41,686	—	—
Tax benefits related to stock options	—	—	4,844	—	—
Tax benefits related to defined contribution plans	—	—	2,794	—	—
Repurchases of common stock	—	—	—	(32,674,759)	(1,390,594)
Balance, December 31, 2008	531,789,730	5,318	105,497	(32,674,759)	(1,390,594)
During 2009 —					
Shares issued for stock options	3,204,212	32	101,581	—	—
Shares issued for stock compensation and vesting of restricted stock	20,996	—	270	—	—
Shares surrendered on vesting of restricted stock	(3,978)	—	(150)	—	—
Stock compensation expense	—	—	51,858	—	—
Noncontrolling interest	—	—	(2,591)	—	—
Tax benefits related to stock options	—	—	11,416	—	—
Tax benefits related to defined contribution plans	—	—	3,104	—	—
Balance, December 31, 2009	535,010,960	$5,350	$ 270,985	(32,674,759)	$(1,390,594)
Authorized, December 31, 2009	700,000,000				

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3,000,000,000 of the Company's common stock over an open-ended period of time. Through December 31, 2009, the Company had repurchased 39,780,787 shares of its common stock for $1,778,942,000 at an average price of $44.72 per share.

On August 4, 2006, the Company's Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 35,000,000 shares. This program was completed in November 2007.

Cash Dividends declared were $1.24 per share in 2009, $1.18 per share in 2008 and $0.98 per share in 2007. Cash dividends paid were $1.24 per share in 2009, $1.15 per share in 2008 and $0.91 per share in 2007.

Accumulated Other Comprehensive Income — Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2009, 2008 and 2007 were as follows:

In Thousands	2009	2008	2007
Beginning balance	$(253,211)	$1,050,786	$ 446,639
Foreign currency translation adjustments	716,208	(874,952)	424,037
Adjustment to initially apply new accounting guidance related to defined benefit plans, net of tax of $(3,954) in 2008	—	3,573	—
Pension and other postretirement benefits actuarial gains (losses) net of tax of $23,213 in 2009, $249,724 in 2008 and $(89,207) in 2007	(71,197)	(433,430)	167,146
Amortization of unrecognized pension and other postretirement benefits costs, net of tax of $(5,089) in 2009, $(3,034) in 2008 and $(15,562) in 2007	8,357	2,532	10,467
Pension and other postretirement benefits settlements, curtailments and other, net of tax of $(225) in 2009, $1,019 in 2008 and $(3,586) in 2007	569	(1,720)	2,497
Ending balance	$ 400,726	$ (253,211)	$1,050,786

As of December 31, 2009 and 2008, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $912,425,000 and $196,217,000, respectively, and unrecognized pension and other postretirement benefits costs of $511,699,000 and $449,428,000, respectively. The estimated unrecognized benefit cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010 is $28,254,000 for pension and $6,485,000 for other postretirement benefits.

Noncontrolling Interest — On January 1, 2009, the Company adopted new accounting guidance on noncontrolling interests. Upon adoption, the Company reclassified noncontrolling interest from noncurrent liabilities to stockholders' equity. The financial statements for all periods presented have been restated to reflect noncontrolling interest as a component of equity. The noncontrolling interest balance was $9,669,000 and $11,616,000 at December 31, 2009 and 2008, respectively.

Stock-Based Compensation — Stock options and restricted stock units have been issued to officers and other management employees under ITW's 2006 Stock Incentive Plan (the "Plan"). The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. The fair value of restricted stock units is determined by reducing the closing market price on the date of grant by the present value of projected dividends over the vesting period. Restricted stock units generally vest after a three-year period. To cover the exercise of vested options and non-restricted common stock awards, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2009, 59,671,644 shares of ITW common stock were reserved for issuance under this Plan. Option exercise prices are equal to the common stock fair market value on the date of grant. The Company records compensation expense for the fair value of stock awards over the remaining service periods of those awards.

The following summarizes the Company's stock-based compensation expense:

In Thousands	2009	2008	2007
Pre-tax compensation expense	$ 51,858	$ 41,612	$30,438
Tax benefit	(15,565)	(12,536)	(8,674)
Total stock-based compensation recorded as expense, net of tax	$ 36,293	$ 29,076	$21,764

The following table summarizes activity related to non-vested equity awards during 2009:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested Restricted Stock Units:		
Unvested, January 1, 2009	—	$ —
Granted	1,128,202	31.39
Vested	(14,898)	31.40
Cancelled	(28,927)	31.38
Unvested, December 31, 2009	1,084,377	31.39
Unvested Stock Options:		
Unvested, January 1, 2009	7,316,227	$13.55
Granted	2,189,614	10.24
Vested	(2,938,557)	13.27
Cancelled	(205,185)	12.69
Unvested, December 31, 2009	6,362,099	12.57

The following table summarizes stock option activity under the Plan as of December 31, 2009, and changes during the year then ended:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Under option, January 1, 2009	22,708,740	$41.66		
Granted	2,189,614	35.12		
Exercised	(3,204,212)	31.71		
Cancelled or expired	(377,960)	45.55		
Under option, December 31, 2009	21,316,182	42.42	5.69 years	$133,262,180
Exercisable, December 31, 2009	14,954,083	41.37	4.63 years	$106,353,785

As of February 12, 2010, the Compensation Committee of the Board of Directors approved an annual equity award consisting of stock options, restricted stock units ("RSUs") and performance restricted stock units ("PRSUs"). The form of RSU provides for full "cliff" vesting three years from the date of grant. The form of PRSU provides for full "cliff" vesting after three years if the Compensation Committee certifies that the performance goals set with respect to the PRSU are met. Upon vesting, the holder will receive one share of common stock of the Company for each vested RSU or PRSU. Stock options were granted on 2,287,974 shares at an exercise price of $43.64 per share. Additionally, 711,813 RSUs and PRSUs were issued at the grant date share price of $43.64. The Company uses a binomial option pricing model to estimate the fair value of the stock options granted. The following summarizes the assumptions used in the models:

	2010	2009	2008
Risk-free interest rate	0.4-3.9%	0.6-3.3%	1.9-3.9%
Weighted-average volatility	25.0%	33.0%	27.0%
Dividend yield	2.78%	2.34%	1.96%
Expected years until exercise	7.5-7.8	7.3-7.7	7.3-7.9

Lattice-based option valuation models, such as the binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company's stock and historical volatility of the Company's stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

The weighted-average grant-date fair value of options granted during 2010, 2009, 2008 and 2007 was $9.59, $10.24, $13.32 and $14.37 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was $38,609,000, $23,502,000, and $86,253,000, respectively. Exercise of options during the years ended December 31, 2009, 2008 and 2007, resulted in cash receipts of $101,613,000, $54,989,000 and $116,665,000, respectively.

As of December 31, 2009 there was $72,575,000 of total unrecognized compensation cost related to non-vested equity awards. That cost is expected to be recognized over a weighted-average period of 2.2 years. The total fair value of vested equity awards during the years ended December 31, 2009, 2008 and 2007 was $39,467,000, $30,185,000 and $20,841,000, respectively.

Segment Information — The Company has approximately 840 operations in 57 countries. These 840 businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following eight external reportable segments: Transportation; Industrial Packaging; Food Equipment; Power Systems & Electronics; Construction Products; Polymers & Fluids; Decorative Surfaces; and All Other.

Transportation — Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

Industrial Packaging — Steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

Food Equipment — Commercial food equipment and related service.

Power Systems & Electronics — Equipment and consumables associated with specialty power conversion, metallurgy and electronics.

Construction Products — Tools, fasteners and other products for construction applications.

Polymers & Fluids — Adhesives, sealants, lubrication and cutting fluids, and hygiene products.

Decorative Surfaces — Decorative surfacing materials for furniture, office and retail space, countertops, flooring and other applications.

All Other — All other operating segments.

Segment information for 2009, 2008 and 2007 was as follows:

In Thousands	2009	2008	2007
Operating revenues:			
Transportation	$ 2,070,938	$ 2,347,366	$ 2,214,413
Industrial Packaging	1,895,704	2,618,922	2,414,860
Food Equipment	1,859,277	2,133,186	1,930,281
Power Systems & Electronics	1,614,472	2,356,853	2,245,514
Construction Products	1,529,510	1,990,683	2,064,477
Polymers & Fluids	1,155,838	1,249,653	944,851
Decorative Surfaces	998,191	1,230,995	1,239,190
All Other	2,786,695	3,226,927	3,103,337
Intersegment revenues	(33,557)	(54,244)	(46,656)
	$13,877,068	$17,100,341	$16,110,267
Operating income:			
Transportation	$ 153,674	$ 276,900	$ 372,567
Industrial Packaging	88,755	281,134	301,251
Food Equipment	255,094	320,867	303,349
Power Systems & Electronics	216,840	464,328	451,714
Construction Products	97,864	244,822	289,064
Polymers & Fluids	70,396	180,040	158,813
Decorative Surfaces	113,727	142,582	160,973
All Other	389,629	590,613	590,035
	$ 1,385,979	$ 2,501,286	$ 2,627,766
Depreciation and amortization and impairment of goodwill and intangible assets:			
Transportation	$ 115,307	$ 101,303	$ 87,406
Industrial Packaging	69,873	67,569	64,454
Food Equipment	40,759	41,493	34,166
Power Systems & Electronics	83,305	55,584	48,604
Construction Products	65,144	80,367	79,636
Polymers & Fluids	119,264	52,348	35,914
Decorative Surfaces	33,725	15,910	26,661
All Other	147,548	138,122	130,091
	$ 674,925	$ 552,696	$ 506,932
Plant and equipment additions:			
Transportation	$ 49,985	$ 83,100	$ 76,952
Industrial Packaging	26,139	34,404	60,065
Food Equipment	39,925	49,430	33,875
Power Systems & Electronics	22,833	44,372	38,185
Construction Products	24,528	35,767	40,284
Polymers & Fluids	9,474	22,258	13,696
Decorative Surfaces	12,384	18,116	19,477
All Other	61,834	74,865	70,821
	$ 247,102	$ 362,312	$ 353,355
Identifiable assets:			
Transportation	$ 1,983,580	$ 1,924,711	$ 1,739,696
Industrial Packaging	1,884,152	1,849,403	1,909,460
Food Equipment	1,042,140	1,080,487	1,084,595
Power Systems & Electronics	1,260,266	1,331,356	1,279,390
Construction Products	1,440,840	1,357,493	1,584,253
Polymers & Fluids	1,772,070	1,689,404	1,125,652
Decorative Surfaces	364,991	427,172	503,295
All Other	3,534,318	3,159,314	3,214,973
Corporate	2,799,627	2,302,140	2,941,019
Assets held for sale	—	82,071	143,529
	$16,081,984	$15,203,551	$15,525,862

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

Enterprise-wide information for 2009, 2008 and 2007 was as follows:

In Thousands	2009	2008	2007
Operating Revenues by Geographic Region:			
United States	$ 5,901,382	$ 7,135,126	$ 7,170,218
Europe	4,574,204	5,878,241	5,312,042
Asia	1,366,737	1,645,868	1,419,878
Other North America	827,182	1,026,153	1,017,197
Australia/New Zealand	690,845	769,974	728,062
Other	516,718	644,979	462,870
	$13,877,068	$17,100,341	$16,110,267

Operating revenues by geographic region are based on the customers' location.

The Company has thousands of product lines within its 840 businesses; therefore, providing operating revenues by product line is not practicable.

Total noncurrent assets excluding deferred tax assets and financial instruments were $9,344,000,000 and $8,960,000,000 at December 31, 2009 and 2008, respectively. Of these amounts, approximately 49% and 52% was attributed to U.S. operations for 2009 and 2008, respectively. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA (Unaudited)

Quarterly Financial Data

The unaudited quarterly financial data included as supplementary data reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
In Thousands except per share amounts	2009	2008	2009	2008	2009	2008	2009	2008
Operating revenues	$3,146,379	$4,125,810	$3,392,906	$4,555,881	$3,580,354	$4,464,621	$3,757,429	$3,954,029
Cost of revenues	2,152,827	2,692,485	2,248,253	2,941,457	2,315,175	2,936,599	2,428,597	2,616,330
Operating income	91,294	618,631	334,835	757,159	483,595	670,998	476,255	454,498
Income (loss) from continuing operations	(8,016)	395,338	178,943	528,704	302,964	464,586	495,599	302,465
Income (loss) from discontinued operations	(31,358)	(91,717)	(2,378)	(614)	(546)	(11,068)	11,801	(68,691)
Net income (loss)	(39,374)	303,621	176,565	528,090	302,418	453,518	507,400	233,774
Income (loss) per share from continuing operations:								
Basic	(0.02)	0.75	0.36	1.01	0.61	0.90	0.99	0.59
Diluted	(0.02)	0.75	0.36	1.01	0.60	0.89	0.98	0.59
Net income (loss) per share:								
Basic	(0.08)	0.58	0.35	1.01	0.60	0.88	1.01	0.46
Diluted	(0.08)	0.57	0.35	1.01	0.60	0.87	1.01	0.46

In the first quarter of 2009, the Company recorded pre-tax impairment charges of $90.0 million related to goodwill and other intangible assets. In the fourth quarter of 2009, the Company recorded favorable discrete tax adjustments of $163.0 million related to a German tax audit settlement and additional foreign tax credits as a result of a global legal structure reorganization.

ITEM 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

Controls and Procedures

The Company's management, with the participation of the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2009. Based on such evaluation, the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer have concluded that, as of December 31, 2009, the Company's disclosure controls and procedures were effective.

Management Report on Internal Control over Financial Reporting

The Management Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm are found in Item 8. Financial Statements and Supplementary Data.

In connection with the evaluation by management, including the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer, no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2009 were identified that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9A(T). *Controls and Procedures*

Not applicable.

ITEM 9B. *Other Information*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

Information regarding the Directors of the Company is incorporated by reference from the information under the captions "Election of Directors" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

Information regarding the Audit Committee and its Financial Experts is incorporated by reference from the information under the captions "Board of Directors and Its Committees" and "Audit Committee Report" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

Information regarding the Executive Officers of the Company can be found in Part I of this Annual Report on Form 10-K.

Information regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference from the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

Information regarding the Company's code of ethics that applies to the Company's Chairman & Chief Executive Officer, Senior Vice President & Chief Financial Officer, and key financial and accounting personnel is incorporated by reference from the information under the caption "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

ITEM 11. *Executive Compensation*

This information is incorporated by reference from the information under the captions "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis" and "Compensation Committee Report" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

This information is incorporated by reference from the information under the captions "Ownership of ITW Stock" and "Equity Compensation Plan Information" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions is incorporated by reference from the information under the captions "Ownership of ITW Stock," "Certain Relationships and Related Transactions" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

Information regarding director independence is incorporated by reference from the information under the captions "Corporate Governance Policies and Practices" and "Categorical Standards for Director Independence" in the Company's Proxy Statement for the 2010 Annual Meetings of Stockholders.

ITEM 14. *Principal Accounting Fees and Services*

This information is incorporated by reference from the information under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules*

(a) (1) Financial Statements

The following information is included as part of Item 8. Financial Statements and Supplementary Data:

Management Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Statement of Income
Statement of Income Reinvested in the Business
Statement of Comprehensive Income
Statement of Financial Position
Statement of Cash Flows
Notes to Financial Statements

(2) Financial Statement Schedules

Not applicable.

(3) Exhibits

(i) See the Exhibit Index within this Annual Report on Form 10-K.

(ii) Pursuant to Regulation S-K, Item 601 (b) (4) (iii), the Company has not filed with Exhibit 4 any debt instruments for which the total amount of securities authorized thereunder is less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis as of December 31, 2009, with the exception of the agreements related to the 5.15% Notes due 2014 and the 6.25% Notes due 2019 which are described as Exhibit numbers 4(a) through (d) in the Exhibit Index. The Company agrees to furnish a copy of the agreement related to the debt instruments which have not been filed with Exhibit 4 to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 26th day of February 2010.

ILLINOIS TOOL WORKS INC.

By: /s/ DAVID B. SPEER

David B. Speer
Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on this 26th day of February 2010.

Signatures	Title
/s/ DAVID B. SPEER David B. Speer	Chairman & Chief Executive Officer (Principal Executive Officer)
/s/ RONALD D. KROPP Ronald D. Kropp	Senior Vice President & Chief Financial Officer (Principal Financial Officer)
/s/ RANDALL J. SCHEUNEMAN Randall J. Scheuneman	Vice President & Chief Accounting Officer (Principal Accounting Officer)
WILLIAM F. ALDINGER	Director
MARVIN D. BRAILSFORD	Director
SUSAN CROWN	Director
DON H. DAVIS, JR.	Director
ROBERT C. MCCORMACK	Director
ROBERT S. MORRISON	Director
JAMES A. SKINNER	Director
DAVID B. SMITH	Director
HAROLD B. SMITH	Director
PAMELA B. STROBEL	Director

By /s/ DAVID B. SPEER
(David B. Speer, *as Attorney-in-Fact)*

Original powers of attorney authorizing David B. Speer to sign the Company's Annual Report on Form 10-K and amendments thereto on behalf of the above-named directors of the registrant have been filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K (Exhibit 24).

EXHIBIT INDEX

ANNUAL REPORT on FORM 10-K
2009

Exhibit Number	Description
3(a)	Restated Certificate of Incorporation of Illinois Tool Works Inc., filed as Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
3(b)	By-laws of Illinois Tool Works Inc., as amended, filed as Exhibit 3 to the Company's Current Report on Form 8-K filed on February 18, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
4(a)	Indenture between Illinois Tool Works Inc. and The First National Bank of Chicago, as Trustee, dated as of November 1, 1986, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4(b)	First Supplemental Indenture between Illinois Tool Works Inc. and Harris Trust and Savings Bank, as Trustee, dated as of May 1, 1990, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4(c)	Officers' Certificate dated March 26, 2009 establishing the terms, and setting forth the forms, of the 5.15% Notes due 2014 and the 6.25% Notes due 2019 filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 27, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
4(d)	Registration Rights Agreement dated March 26, 2009, by and among the Company and HSBC Securities (USA) Inc. and Banc of America Securities LLC filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed on March 27, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(a)*	Illinois Tool Works Inc. 1996 Stock Incentive Plan dated February 16, 1996, as amended on December 12, 1997, October 29, 1999, January 3, 2003, March 18, 2003, January 2, 2004, December 10, 2004 and December 7, 2005, filed as Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (Commission File No. 1-4797) and incorporated herein by reference.
10(b)*	Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 10, 2006, as amended on May 5, 2006, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(c)*	Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 8, 2008, filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(d)*	Second Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 13, 2009, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(e)*	Form of stock option terms filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 16, 2004 and incorporated herein by reference.
10(f)*	Form of stock option terms filed as Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.

Exhibit Number	Description
10(g)*	Form of stock option terms filed as Exhibit 10(o) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(h)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(i)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(j)*	Form of qualifying or performance restricted stock unit terms.
10(k)*	Illinois Tool Works Inc. Executive Incentive Plan adopted February 16, 1996, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(l)*	Illinois Tool Works Inc. 1982 Executive Contributory Retirement Income Plan adopted December 13, 1982, filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(m)*	Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan adopted December 1985, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(n)*	Amendment to the Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan dated May 1, 1996, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(o)*	Illinois Tool Works Inc. Executive Contributory Retirement Income Plan as amended and restated, effective January 1, 2010, filed as exhibit 10 to the Company's Current Report on Form 8-K filed on November 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(p)*	Illinois Tool Works Inc. Nonqualified Pension Plan, effective January 1, 2008, as amended and approved by the Board of Directors on December 22, 2008, filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(q)*	Illinois Tool Works Inc. Directors' Deferred Fee Plan effective May 5, 2006, as amended and approved by the Board of Directors on February 9, 2007, filed as Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(r)*	Amendment to the Illinois Tool Works Inc. Directors' Deferred Fee Plan, effective February 8, 2008, filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(s)*	Illinois Tool Works Inc. Phantom Stock Plan for Non-Officer Directors, as approved by the Board of Directors on December 5, 2008, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(t)*	Consulting agreement dated January 5, 2009 between Illinois Tool Works Inc. and Hugh J. Zentmyer, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (Commission File No. 1-4797) and incorporated herein by reference.

Exhibit Number	Description
10(u)*	Severance, Release and Proprietary Interests Protection Agreement between Russell M. Flaum and Illinois Tool Works Inc. filed as Exhibit 10 to the Company's Current Report on Form 8-K filed on June 19, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
21	Subsidiaries and Affiliates of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certification.
99(a)	Description of the capital stock of Illinois Tool Works Inc.
101**	The following financial and related information from the Illinois Tool Works Inc. Annual Report on Form 10-K for the year ended December 31, 2009 is formatted in Extensible Business Reporting Language (XBRL) and submitted electronically herewith: (i) Statement of Income, (ii) Statement of Financial Position, (iii) Statement of Cash Flows and (iv) related Notes to Financial Statements tagged as blocks of text.

* Management contract or compensatory plan or arrangement.

** As provided in Rule 406T of Regulation S-T, this information is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, and is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and is otherwise not subject to liability under these sections.

ITW



This statement has been printed on recycled paper.

ITW

2009 Corporate Social Responsibility Report










RESOPAL

Table of Contents

Principles into action.

In 2009, volatile economic conditions created challenges for our customers and certainly for our businesses. But ITW emerged stable and healthy, with steady improvements in operating results by year-end. Equally important, we maintained our strong commitment to good corporate citizenship and environmental responsibility.

That is partly because the same core ITW strategies that drive our businesses—80/20, global growth and innovation—are highly compatible with our corporate social responsibilities. When we simplify processes to use less material and reduce waste—that's good for the environment *and* our businesses. And when we reach out to women and people of color to find the best talent at all levels of our organization, these diverse perspectives fuel our innovation. It's not just the right thing to do...it boosts our competitive advantage.

There is no doubt that our decentralized, global operations make corporate social responsibility reporting more of a challenge for ITW. Data are spread over 840 businesses in nearly 60 countries, and local, national and international regulations vary widely. But as always, we're using decentralization to our advantage. All of our businesses take our corporate social responsibility policies into their own hands and reach out to their communities in ways they feel are most effective for local needs and customs.



Environmental Responsibility

In 2009, ITW's international Food Equipment Group (FEG), which includes well-known brands like Hobart, Traulsen, Vulcan, Stero, Wittco and others, earned its second consecutive ENERGY STAR® Partner of the Year Award. (ENERGY STAR® is a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy.) Nearly every business unit in FEG offers ENERGY STAR® qualified products—over 300 products in total. But that's not all it takes to earn the award. Through webinars and a sustainable design web site, FEG is deeply involved in educating customers about how to drive energy savings. In addition, the Hobart Center for Foodservice Sustainability offers a professional forum, counsel and grants for sustainable design.

CARRIE HOFF
Product Line Manager – Warewash

MIKE BURKE
Product Line Manager – Steam Cooking

JOHN DAVIS
Business Development Manager – Traulsen

JENNI BAIR
Segment Marketing Manager

As an industrial manufacturing company that depends on natural resources and serves as the supply chain for industrial customers, ITW has a special relationship with and responsibility to the environment.

A NEW SUSTAINABILITY PROGRAM KICKS OFF

Our position on sustainability is simple: while striving for economic success, we must address any potentially harmful environmental impacts of our products and processes. We are committed to reducing waste and energy usage, focusing our innovation on low-impact, more efficient products and understanding the entire product life cycle. We believe environmental impact reduction parallels our long-standing efficiency-driven operating philosophy.

In 2009, we determined as an organization to elevate this commitment to a higher level of accountability that would allow us to report on our sustainability efforts. Using a phased approach, a web-based data collection site was introduced to our business units worldwide. The site is used to collect data on the amount of electricity, natural gas, oil and propane consumed to determine the amount of greenhouse gas emitted from our facilities. In addition to energy usage, data on the amount of water consumed are also collected. This information will be available later in 2010.

We also introduced a sustainability page on the ITW intranet that includes a set of tools for our businesses to conduct energy-usage assessments, establish recycling programs and participate in existing programs and share success stories and ideas.

INNOVATIVE SOLUTIONS, REDUCED EMISSIONS

Although our corporate sustainability-reporting program is new, many of our business units have continuously used ITW's long-standing, efficiency-driven operating philosophy to make meaningful changes to lessen the environmental impact of their operations and products. For example, in 2009:

- ITW Dahti Seating, seating component designer and manufacturer, made numerous facility upgrades to reduce energy consumption, including applying the principles of geothermal heating to use process-generated heat to warm and cool its facility and melt snow from a walkway.
- Wilsonart, a global leader in decorative surfaces, has increased the amount of recycled content in its decorative laminate products to more than 20 percent.
- Signode, producer of plastic and steel strapping and strap application equipment, is one of the largest polyethylene terephthalate (PET) recyclers in the United States. Signode has improved its PET strap product, allowing it to use less material to create an end product that is stronger than previous versions.
- Thirty-five environmental compliance audits revealed more than 40 sustainability-related projects among our business units. These projects include energy conservation through lighting changes; upgrading equipment to increase efficiency; pollution reduction through reduced use of petroleum-based cutting fluids and oils; increased recycling; ergonomic improvements; and employee training.

In addition to the efforts of our business units, at the corporate level we have also made progress in sustainability-related initiatives. ITW has responded to the Carbon Disclosure Project for the past five years, and we have seen an annual increase in our scores. Our Toxic Release Inventory (TRI)-based air emissions have decreased by 30 percent from 2004 through the most recent reporting year, 2008, while our revenue increased by 35 percent during this same period. We currently have approximately 50 sites registered to the International Standards Organization (ISO) 14001, an environmental management system standard.

Also at the corporate level, the ITW Strategic Sourcing Group began its Go Green Initiatives to help our businesses reduce energy consumption. By partnering with a leading lighting technology provider, the Strategic Sourcing Materials Repair and Operating Group implemented multiple lighting retrofit projects that will reduce our businesses' energy consumption by 4,000,000 kilowatts year after year, reducing our indirect emissions.

LOOKING AHEAD

As we move forward with our new sustainability-reporting program, our businesses and their employees will be supported by the sustainability tools and programs we already have in place. In the future, these tools will also include educational modules, and the Go Green Initiatives will include a waste management and recycling program. We will also continue to expand our energy reduction program. To increase the level of accountability and monitor our progress, we will implement an internal score card program and establish reduction targets.

At ITW, we are truly excited about the growth of our sustainability reporting program, and we look forward to sharing our progress with you in the future.

For nearly 100 years, ITW has remained financially sound and performed well because of our proven business strategies of 80/20, innovation and global growth. But there are other qualities that have made us a great company—the *personal* principles and integrity of ITW's people. We believe strongly in equal opportunity and the health, safety and financial security of our employees, and we hold high standards for the conduct of every person in our organization.

ITW CODE OF ETHICS

ITW has an established Code of Ethics for our Chief Executive Officer and key financial and accounting personnel that helps ensure our financial accountability and inspires trust in our employees, shareholders and customers. The Code of Ethics is based on six key principles: honest and ethical dealing; full, fair and accurate disclosures; legal compliance; prompt internal reporting; accountability; and consequences for violations of the Code of Ethics.

GOVERNANCE/BOARD OF DIRECTORS

ITW is governed by its Board of Directors, all of whom are independent except for the Chairman & Chief Executive Officer. The Board adheres to our Corporate Governance Guidelines, a comprehensive, transparent set of guiding principles and standards regarding board and committee structure, responsibilities, independence standards, board processes and CEO succession planning. To be considered independent, a director of the company must meet all of the guideline's Categorical Standards for Director Independence. In addition, a director who is a member of the company's Audit Committee must meet additional criteria to be considered independent for the purposes of membership on the Audit Committee.

BUSINESS CONDUCT

As a global, decentralized company, with over 800 businesses, we face the challenge of complex local, national and international laws. Nonetheless, ITW is firmly committed to complying with all applicable laws, including employment laws, rules and regulations. We expect our business units to follow our *Statement of Principles of Conduct*—internal standards and principles of behavior that apply to all ITW operations, divisions and subsidiaries, regardless of where they are located. The document is disseminated in multiple languages to our employees around the globe, and our employees are encouraged to take action when a potential violation is observed.

Employee fairness

The statement includes an extensive section on employment, which details ITW's strict prohibition against unlawful harassment, unfair or discriminatory conditions for employment and child labor. ITW also recognizes minimum wage and the right to bargain collectively, and we require adherence to any national employment standards where our companies do business. Although ITW is highly decentralized, our *Statement of Principles of Conduct* is a truly global, uniform policy that ensures we run our company according to the highest ethical standards.

Employee health and safety

Our *Statement of Principles of Conduct* also details the requirements that all of our businesses must follow regarding employee health and safety. General Managers at each of our businesses are held accountable for compliance with environmental regulations applicable to their facility. The statement is supplemented by the policies, tools and programs provided by our corporate Environment, Health, Safety and Sustainability (EHSS) Department. The EHSS Department maintains an intranet site that provides the business units with guidance and information on compliance and best practices for safety.

In 2009, we had three U.S. Occupational Health and Safety Administration (OSHA) STAR-certified facilities, one OSHA Merit facility, and two OSHA Safety & Health Achievement Recognition Program (SHARP) facilities. (Out of 120,000 eligible establishments, there are only 1,500 OSHA STAR sites in the U.S.)

ITW also tracks accident frequency data for selected businesses. In 2009, these business units had an average incident rate of 3.15 and a DART (Days Away from work and Restricted/Job Transfer) rate of 1.95. The most recently published (2007) Bureau of Labor Statistics rate for all manufacturing companies showed an average incident rate of 5.0 and an average DART rate of 2.7.

CONNECT|WELL

To further support the well being of our employees, ITW launched a Corporate Wellness Committee in 2009 to help employees take charge of their health. ITW now offers Connect|Well, which includes life-saving, confidential biometric health screenings, access to live registered nurses and other personalized health programs. The Connect|Well program is free, available at over 300 locations throughout North America and includes incentives such as credits toward our employees' health premiums.



Corporate Accountability

ITW's Miller Electric, in Appleton, Wisconsin, has 1,100 employees—but they feel like one family. Most have been with the company for an average of 18 years, and they try to take care of each other. That's why they've taken their corporate wellness initiatives one step further with a unique points program that offers a generous cash reward for employees who receive preventive care through routine physicals, screenings, dental exams and community fitness events. In 2009, participation in the program's on-site biometric screenings reached 71 percent. At the same time, Miller is deeply involved with the Hmong American Partnership (HAP), a not-for-profit organization that assists the many Hmong refugees who settled in Wisconsin after the Vietnam War. Miller not only welcomed the Hmong people and invested in their skills, they also helped raise funds to support HAP.

Pictured is Harry Lorge, an Assembler/Welder with Miller's Integrated MIG Group, who learned in 2009 that he was at risk for diabetes. Miller's Wellness Rewards program provided the encouragement he needed to make healthy changes. He has since lowered his cholesterol, lost 14 pounds and is no longer considered a borderline diabetic. Cho Moua, a Quality Assurance Representative of Hmong heritage, was an athlete in his younger days. But after steadily putting on weight, he turned to the Wellness Rewards Program to get back to his healthy lifestyle. Cho and Harry are now both strong believers in the value of the program—and they have become role models for their families and colleagues.

HARRY LORGE
Assembler/Welder,
Integrated MIG Group

CHO MOUA
Quality Assurance Representative


LISTEN
a night
Watch a

Social Commitment

At Chicago's Museum of Science and Industry, people of all ages learn about the critical role of industry in our society. It's a place where minds open to the wonders of science, and it's why ITW has a long history of supporting the museum as well as other local cultural institutions and not-for-profit organizations. In 2009 ITW was part of a fundraising ball that helped fund *Black Creativity 2010: Taking Charge of YOU*. The exhibit includes interactive features about the health challenges faced by African Americans—a population disproportionately affected by conditions such as asthma, diabetes and obesity. The exhibit runs in conjunction with a juried art exhibition of African-American artwork.

In 2009, ITW again supported our core areas of social commitment: the arts and humanities, environment, health, human services, youth and diversity. **ITW's contributions totaled over $14.1 million in pledges, grants, scholarships and employee matching funds.**

THE ITW FOUNDATION

From the start, ITW has been a leader in corporate philanthropy and national and local community building. "Giving back" is a value that the Smith family upheld when they founded our company, and it has been embraced by generations of our company leaders. For example, our current CEO, David Speer, will receive a 2010 Humanitarian Award from the new Illinois Holocaust Museum and Education Center for his support in building the museum in 2009.

It's clear that social commitment starts at the very top of ITW, but it's also shared by employees at all levels of our organization. That's why, in addition to the many direct pledges and grants it provides, the ITW Foundation offers eligible employees and retirees a generous three-for-one matching program to support the charities and initiatives of their choice. The national presence of the ITW Foundation, and thousands of employees at decentralized businesses, means our social commitment has a far-reaching but locally relevant impact.

Human services, education, youth

United Way is ITW's charity of choice, and the Foundation's contributions help support United Way's many health, human services and education programs. Our employees participate with annual giving through payroll deductions, as well as volunteering together in "Days of Caring." Our 2009 United Way campaign raised just over $9 million.

In recognition of increased economic challenges in 2009, the Foundation approved an enhanced match of up to $1.25 for all business units who reached 100% participation or increased participation by ten percent. We had a total of 265 business units who qualified for the enhanced match.

Junior Achievement is another organization ITW has supported for many years. ITW highly values innovation and knows the importance of cultivating leadership to meet the demands of the global economy. Junior Achievement provides extracurricular business education to nurture leadership and the entrepreneurial spirit in young people. ITW employees have been trained to volunteer in schools to deliver the Junior Achievement curriculum. We also organize Bowl-a-Thons that help raise money for the program. In 2009, our Chicago team broke the record by raising over $500,000 in one day.

Other Foundation educational efforts in 2009 include a scholarship program for eligible children of ITW employees and retirees; approximately 350 children received this support. The Foundation also planned a $1 million grant to renovate laboratories at the University of Illinois at Chicago's Colleges of Liberal Arts and Sciences and Engineering.

Senior Outreach is a key extension of ITW's commitment to the community. Retired men and women of ITW make up this group and together they work passionately to give back to the community. Their volunteerism includes teaching in Junior Achievement programs; driving cancer patients to their treatments (in partnership with the American Cancer Society); volunteering at a local farm rebuilding tractors; working with a local day care center for disadvantaged children; and fundraising efforts that support American troops overseas.

Other human services

On a global basis, ITW consistently supports the International Red Cross' humanitarian efforts during natural disasters. In 2009, this aid was critical in helping victims of bushfires in Victoria, Australia—the deadliest wildfires in that nation's history. ITW's generous support of the International Red Cross and other organizations will be critical in 2010 to restoring the health and stability of thousands of people injured and displaced by the earthquake in Port-au-Prince, Haiti.

Environment

ITW is a long-standing partner to many not-for-profit environmental organizations. Through funding and volunteers, ITW has partnered with Keep America Beautiful, The Ocean Conservancy, Nature Conservancy, Alliance for the Great Lakes, Living Lands and Waters, Friends of the Chicago River and Openlands Project. Our funding within 2008/2009 to these organizations totaled $340,000, and we contributed countless hours of volunteer time to various projects.

Arts and humanities

In 2009, the ITW Foundation continued its long history of supporting the cultural and educational institutions that enrich our lives through the arts and enlighten us about our world. In 2009, ITW renewed its support for the Museum of Science and Industry (see photo), the Lyric Opera of Chicago, the Art Institute of Chicago and the Kohl Children's Museum. Support from the Foundation also played a critical role in the development of the Illinois Holocaust Museum and Education Center, which opened its doors in 2009.

DIVERSITY AND INCLUSION (D&I) AT ITW

As a global company, ITW has a special interest in respecting cultural differences. As we enter new global markets or seek out acquisitions, our employees need to act with cultural savvy and sensitivity. And, we know that an inclusive environment produces the best, most innovative work. Simply put, D&I is a cornerstone of ITW's business success.

Our goal is to move beyond legal compliance and numeric targets while accommodating our decentralized structure. At the corporate level, we have developed a comprehensive D&I Resource Guide to help each of our business units implement meaningful D&I strategies. We've also been actively increasing the number of women and people of color in senior executive positions and on our board of directors. In fact, in 2009, *Profiles in Diversity Journal* named employee Jane Warner, an ITW Executive Vice President, "A woman worth watching." James Wooten, Senior Vice President, General Counsel and Secretary, and a long-time ITW employee, received the 2009 Business Leader of Color Award from Chicago United.

EXTERNAL PARTNERSHIPS PROMOTE DIVERSITY

In 2009, ITW planned its first summer internship and scholarship program for science, math and engineering students through the UNCF (formerly the United Negro College Fund)—an organization we have supported since the 1980s. (The program will begin in 2010.) ITW also formed a corporate sponsorship, involving a comprehensive recruitment and scholarship program, with the Society of Women Engineers. We supported other engineering societies as well, earning The National Society of Black Engineers' 2009 Premier Advertiser Award. ITW was also proud to receive United Way's 2009 Diversity Award. Finally, ITW sponsored the United Way of Metropolitan Chicago's Latino Initiative Challenge Grant and gave $200,000 as a matching grant for individual gifts of $1,000 or more.

2009 Charitable Contributions

Pledges	$ 2,920,000
New Pledges	2,075,000
New Grants	152,000
Grants	455,104
Employee Matching	5,687,641
Scholarships	796,216
Total ITW Foundation	12,085,961
ITW Corporate Contributions	2,072,921
Total Giving Picture	**$14,158,882**

ITW FOUNDATION AND CORPORATE PLEDGES AND GRANTS—BY CORE AREA OF SUPPORT

Arts/Culture/Humanities	$ 4,775,050
Health	831,900
Educational	648,000
Youth Services	593,138
Human Services	311,471
Diversity	112,270
Environmental	40,616
Other	362,580

Design: Smith Design Co., Evanston, Illinois **Photography:** Ian London, Pg. 2; Chris Strong, Pg. 5; ©2010 J.B. Spector / Museum of Science+Industry, Pg. 6



We are ITW, and this is how decentralization works.

ITW is one company, but decentralization means we can help support community programs in many places—programs tailored to *local* needs. Here are just a few of the ways that the men and women of ITW helped make a difference in 2009.



ITW Heartland worked with the ITW Foundation to build a new YMCA in Alexandria, Minnesota.

In Thailand, Minigrip started a subsidized lunch program for local schools.

Krafft, in Andoain, Spain partnered with Athlético San Sebastian, an amateur sports association, to provide 12 different competitive and recreational sports for adults and children in the Basque Country.

In India, ITW Chemin employees each donated a day's salary to help the millions whose lives were destroyed during October's Andhra Pradish floods.

ROCOL (Europe) provided work experience programs and mentoring for youth at local schools.

Employees at ITW Deltar Fuel Systems in Mokena donated diapers and wipes to Lamb's Fold Center for Women and Children in Joliet, Illinois. Lamb's Fold helps homeless women and children gain independence by providing educational and vocational opportunities, life skills classes, counseling, case management and a comprehensive set of supportive services.

Hi-Cone in Itasca, Illinois continued its support for the Alliance for the Great Lakes, including an annual Lake Michigan beach clean-up.

ITW Industrial Packaging provides work experience and fundraising for The Link Centre near Melbourne, Australia, serving youth who have become disengaged from the educational system.

Signode in Bridgeview, Illinois, partnered with Southwest Community Services to help mentally and physically challenged adults gain independence through work experience.

Employees of Hobart in Danville, Kentucky, volunteered for Big Brothers, Big Sisters and March of Dimes, and donated expertise and equipment to Heritage Hospice, Inc.

J & B Aviation in Vacaville, California, implemented a rigorous, highly comprehensive internal recycling program.

Every year, Wilsonart International in Temple, Texas, sends more than 50 employees to volunteer at the Ralph Wilson Youth Center. The center provides recreational, social and educational development opportunities for 5,000 children in the community.



ILLINOIS TOOL WORKS INC.
3600 West Lake Avenue, Glenview, Illinois 60026


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002352
© 1996 Forest Stewardship Council
10%